Exhibit 99.2

Banco de Chile
El banco de Chile

Banco de Chile and Subsidiaries

Interim Consolidated Financial Statements

BANCO DE CHILE AND SUBSIDIARIES

INDEX

I.	Interim Consolidated Statements of Financial Position
II.	Interim Consolidated Statements of Income
III.	Interim Consolidated Statements of Other Comprehensive Income
IV.	Interim Consolidated Statements of Changes in Equity
V.	Interim Consolidated Statements of Cash Flows
VI.	Notes to the Interim Consolidated Financial Statements

MCh$	=	Millions of Chilean pesos
ThUS$	=	Thousands of U.S. dollars
UF or CLF	=	Unidad de Fomento
(The UF is an inflation-indexed, Chilean peso denominated monetary unit set daily in advance on the basis of the previous month’s inflation rate).
Ch$ or CLP	=	Chilean pesos
US$ or USD	=	U.S. dollar
JPY	=	Japanese yen
EUR	=	Euro
HKD	=	Hong Kong dollar
CHF	=	Swiss Franc
PEN	=	Peruvian sol
AUD	=	Australian dollar
NOK	=	Norwegian krone

IFRS	=	International Financial Reporting Standards
IAS	=	International Accounting Standards
RAN	=	Actualized Standards Compilation of the Chilean Commission for Financial Market (“CMF”)
IFRIC	=	International Financial Reporting Interpretations Committee
SIC	=	Standards Interpretation Committee

BANCO DE CHILE AND SUBSIDIARIES

i

BANCO DE CHILE AND SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

for the periods ended September 30, 2021 and December 31, 2020 (unaudited)

(Expressed in millions of Chilean pesos)

		September	December
	Notes	2021	2020
		MCh$	MCh$
ASSETS
Cash and due from banks	7	3,099,335	2,560,216
Transactions in the course of collection	7	410,644	582,308
Financial assets held-for-trading	8	3,141,762	4,666,156
Investment under resale agreements	9	76,496	76,407
Derivative instruments	10	2,844,672	2,618,004
Loans and advances to banks	11	2,017,505	2,938,991
Loans to customers, net	12	32,404,479	30,190,058
Financial assets available-for-sale	13	3,440,313	1,060,523
Financial assets held-to-maturity	13	302,532	—
Investments in other companies	14	48,088	44,649
Intangible assets	15	68,401	60,701
Property and equipment	16	223,688	217,928
Leased assets	16	103,224	118,829
Current tax assets	17	671	22,949
Deferred tax assets	17	387,291	357,945
Other assets	18	649,322	579,467
TOTAL ASSETS		49,218,423	46,095,131

LIABILITIES
Current accounts and other demand deposits	19	17,607,258	15,167,229
Transactions in the course of payment	7	337,560	1,302,000
Obligations under repurchase agreements	9	111,438	288,917
Savings accounts and time deposits	20	8,972,204	8,899,541
Derivative instruments	10	2,644,144	2,841,756
Borrowings from financial institutions	21	4,814,758	3,669,753
Debt issued	22	8,758,172	8,593,595
Other financial obligations	23	259,116	191,713
Lease liabilities	16	99,013	115,017
Current tax liabilities	17	82,930	311
Deferred tax liabilities	17	—	—
Provisions	24	882,161	733,911
Other liabilities	25	608,030	565,120
TOTAL LIABILITIES		45,176,784	42,368,863

EQUITY	27
Attributable to Bank’s Owners:
Capital		2,418,833	2,418,833
Reserves		703,571	703,206
Other comprehensive income		(19,214)	(51,250)
Retained earnings:
Retained earnings from previous years		655,478	412,641
Income for the period		509,104	463,108
Less:
Provision for minimum dividends		(226,135)	(220,271)
Subtotal		4,041,637	3,726,267
Non-controlling interests		2	1
TOTAL EQUITY		4,041,639	3,726,268
TOTAL LIABILITIES AND EQUITY		49,218,423	46,095,131

The accompanying notes 1 to 42 are an integral part of these interim consolidated financial statements

BANCO DE CHILE AND SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENTS OF INCOME

for the nine-month ended September 30, 2021 and 2020 (unaudited)

(Expressed in millions of Chilean pesos)

		September	September
	Notes	2021	2020
		MCh$	MCh$

Interest revenue	28	1,515,435	1,355,618
Interest expense	28	(470,917)	(392,880)
Net interest income		1,044,518	962,738

Income from fees and commissions	29	427,087	427,827
Expenses from fees and commissions	29	(85,882)	(81,757)
Net fees and commission income		341,205	346,070

Net financial operating income	30	129,802	15,264
Foreign exchange transactions, net	31	(15,239)	109,677
Other operating income	36	25,720	25,679
Total operating revenues		1,526,006	1,459,428

Provisions for loan losses	32	(223,781)	(377,511)

OPERATING REVENUES, NET OF PROVISIONS FOR LOAN LOSSES		1,302,225	1,081,917

Personnel expenses	33	(335,929)	(319,493)
Administrative expenses	34	(241,193)	(250,481)
Depreciation and amortization	35	(57,003)	(54,868)
Impairment	35	(3)	(882)
Other operating expenses	37	(26,178)	(24,875)

TOTAL OPERATING EXPENSES		(660,306)	(650,599)

NET OPERATING INCOME		641,919	431,318

Income attributable to associates	14	(2,848)	(392)
Income before income tax		639,071	430,926

Income tax	17	(129,966)	(94,102)

NET INCOME FOR THE PERIOD		509,105	336,824

Attributable to:
Bank’s Owners	27	509,104	336,823
Non-controlling interests		1	1

Net income per share attributable to Bank’s Owners:		Ch$	Ch$
Basic net income per share	27	5.04	3.33
Diluted net income per share	27	5.04	3.33

The accompanying notes 1 to 42 are an integral part of these interim consolidated financial statements

BANCO DE CHILE AND SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENTS OF

OTHER COMPREHENSIVE INCOME

for the nine-month ended September 30, 2021 and 2020 (unaudited)

(Expressed in millions of Chilean pesos)

		September	September
	Notes	2021	2020
		MCh$	MCh$

NET INCOME FOR THE PERIOD		509,105	336,824

OTHER COMPREHENSIVE INCOME THAT WILL BE RECLASSIFIED SUBSEQUENTLY TO PROFIT OR LOSS

Net gains (losses) on available-for-sale instruments valuation	13	(117,098)	(1,397)
Net gains (losses) on derivatives held as cash flow hedges	10	198,321	(17,075)
Subtotal Other comprehensive income before income taxes		81,223	(18,472)

Income tax relating to the components of other comprehensive income that are reclassified in income for the period		(49,187)	4,988
Total other comprehensive income items that will be reclassified subsequently to profit or loss		32,036	(13,484)

OTHER COMPREHENSIVE INCOME THAT WILL NOT BE RECLASSIFIED SUBSEQUENTLY TO PROFIT OR LOSS

Adjustment for defined benefit plans	24	500	(91)

Subtotal other comprehensive income before income taxes		500	(91)

Income tax relating to the components of other comprehensive income that will not be reclassified to income for the period	17	(135)	25
Total other comprehensive income items that will not be reclassified subsequently to profit or loss		365	(66)

CONSOLIDATED COMPREHENSIVE INCOME FOR THE PERIOD		541,506	323,274

Attributable to:
Bank’s Owners		541,505	323,273
Non-controlling interests		1	1

The accompanying notes 1 to 42 are an integral part of these interim consolidated financial statements

BANCO DE CHILE AND SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

for the nine-month ended September 30, 2021 and 2020 (unaudited)

(Expressed in millions of Chilean pesos)

			Reserves		Other comprehensive income			Retained earnings
	Notes	Paid-in Capital	Other reserves	Reserves from earnings	Unrealized gains (losses) on available-for-sale	Derivatives cash flow hedge	Income Tax	Retained earnings from previous period	Income (losses) for the period	Provision for minimum dividends	Attributable to equity holders of the parent	Non- controlling interest	Total equity
		MCh$	MCh$	MCh$	MCh$	MCh$		MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Balances as of December 31, 2019		2,418,833	31,780	671,492	3,827	(81,040)	20,612	170,171	593,008	(300,461)	3,528,222	1	3,528,223
Retention of profits		—	—	—	—	—	—	242,470	(242,470)	—	—	—	—
Dividends distributions and paid	27	—	—	—	—	—	—	—	(350,538)	300,461	(50,077)	(1)	(50,078)
Other comprehensive income:
Defined benefit plans adjustment, net		—	(66)	—	—	—	—	—	—	—	(66)	—	(66)
Derivatives cash flow hedge	27	—	—	—	—	(17,075)	4,610	—	—	—	(12,465)	—	(12,465)
Valuation adjustment on available-for-sale instruments	27	—	—	—	(1,397)	—	378	—	—	—	(1,019)	—	(1,019)
Income for the period 2020	27	—	—	—	—	—	—	—	336,823	—	336,823	1	336,824
Provision for minimum dividends		—	—	—	—	—	—	—	—	(169,951)	(169,951)	—	(169,951)
Balances as of September 30, 2020		2,418,833	31,714	671,492	2,430	(98,115)	25,600	412,641	336,823	(169,951)	3,631,467	1	3,631,468
Other comprehensive income:
Derivatives cash flow hedge, net		—	—	—	—	27,433	(7,407)	—	—	—	20,026	—	20,026
Valuation adjustment on available-for-sale instruments		—	—	—	(1,629)	—	438	—	—	—	(1,191)	—	(1,191)
Income for the period 2020		—	—	—	—	—	—	—	126,285	—	126,285	—	126,285
Provision for minimum dividends		—	—	—	—	—	—	—	—	(50,320)	(50,320)	—	(50,320)
Balances as of December 31, 2020		2,418,833	31,714	671,492	801	(70,682)	18,631	412,641	463,108	(220,271)	3,726,267	1	3,726,268
Retention of profits	27	—	—	—	—	—	—	242,837	(242,837)	—	—	—	—
Dividends distributions and paid	27	—	—	—	—	—	—	—	(220,271)	220,271	—	—	—
Other comprehensive income:
Defined benefit plans adjustment, net		—	365	—	—	—	—	—	—	—	365	—	365
Derivatives cash flow hedge, net	27	—	—	—	—	198,321	(53,546)	—	—	—	144,775	—	144,775
Valuation adjustment on available-for-sale instruments	27	—	—	—	(117,098)	—	4,359	—	—	—	(112,739)	—	(112,739)
Income for the period 2021	27	—	—	—	—	—	—	—	509,104	—	509,104	1	509,105
Provision for minimum dividends	27	—	—	—	—	—	—	—	—	(226,135)	(226,135)	—	(226,135)
Balances as of September 30, 2021		2,418,833	32,079	671,492	(116,297)	127,639	(30,556)	655,478	509,104	(226,135)	4,041,637	2	4,041,639

The accompanying notes 1 to 42 are an integral part of these interim consolidated financial statements

BANCO DE CHILE AND SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

for the nine-month ended September 30, 2021 and 2020 (unaudited)

(Expressed in millions of Chilean pesos)

		September	September
	Notes	2021	2020
		MCh$	MCh$
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income for the period		509,105	336,824
Charges (credits) to income that do not represent cash flows:
Depreciation and amortization	35	57,003	54,868
Impairment	35	3	882
Provision for loans and accounts receivable from customers and owed by banks	32	128,894	357,677
Provision of contingent loans	32	2,293	21,555
Additional provisions	32	140,000	27,000
Fair value adjustment of financial assets held-for-trading		7,563	(747)
Changes in assets and liabilities by deferred taxes	17	(25,122)	(11,982)
(Gain) loss attributable to investments in companies with significant influence, net	14	3,237	778
(Gain) loss from sales of assets received in lieu of payment,net		(2,124)	(6,218)
(Gain) loss on sales of property and equipment, net	36	(208)	(25)
Charge-offs of assets received in lieu of payment	37	1,557	3,022
Other charges (credits) to income that do not represent cash flows		11,377	20,859
Net changes in exchange rate, interest and fees accrued on assets and liabilities		(182,966)	78,422

Changes in assets and liabilities that affect operating cash flows:
(Increase) decrease in loans and advances to banks, net		921,309	(1,272,152)
(Increase) decrease in loans to customers		(2,080,528)	(1,597,574)
(Increase) decrease in financial assets held-for-trading, net		85,822	497,684
(Increase) decrease in other assets and liabilities		(209,024)	81,289
Increase (decrease) in current account and other demand deposits		2,436,895	3,195,442
Increase (decrease) in transactions from reverse repurchase agreements		(163,883)	(34,896)
Increase (decrease) in savings accounts and time deposits		78,611	(1,940,891)
Sale of assets received in lieu of payment or adjudicated		6,827	16,323
Total cash flows from operating activities		1,726,641	(171,860)

CASH FLOWS FROM INVESTING ACTIVITIES:
(Increase) decrease in financial assets available-for-sale, net		(2,482,319)	82,901
(Increase) decrease in financial assets held-to-maturity		(299,324)	—
Net changes in leased assets	16	(1,086)	(559)
Purchases of property and equipment	16	(27,870)	(20,356)
Sales of property and equipment		208	25
Acquisition of intangible assets	15	(20,759)	(13,596)
Acquisition of investments in companies	14	(7,847)	—
Dividends received from investments in companies	14	1,486	1,387
Total cash flows from investing activities		(2,837,511)	49,802

CASH FLOWS FROM FINANCING ACTIVITIES:
Redemption of letters of credit		(1,263)	(1,801)
Issuance of bonds	22	765,735	814,881
Redemption of bonds		(938,403)	(1,084,548)
Dividends paid	27	(220,271)	(350,538)
Increase (decrease) in borrowings from foreign financial institutions		(92,466)	(801,465)
Increase (decrease) in other financial obligations		67,602	(38,725)
Increase (decrease) in other obligations with Central Bank of Chile		1,237,800	3,110,600
Payment of other long-term borrowings		(174)	(16,885)
Payments for lease agreements	16	(22,988)	(21,542)
Total cash flows from financing activities		795,572	1,609,977

TOTAL NET (NEGATIVE) POSITIVE CASH FLOWS FOR THE PERIOD		(315,298)	1,487,919

Effect of exchange rate changes		226,682	54,340

Cash and cash equivalents at beginning of period		6,088,115	3,931,371

Cash and cash equivalents at end of period	7	5,999,499	5,473,630

	September	September
	2021	2020
	MCh$	MCh$
Operational Cash flow interest:
Interest received	1,225,512	1,387,997
Interest paid	(137,278)	(292,497)

The accompanying notes 1 to 42 are an integral part of these interim consolidated financial statements

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

1.	Company information:

Banco de Chile (the “Bank”) is authorized to operate as a commercial bank since September 17, 1996, being, in conformity with the stipulations of article 25 of Law No. 19,396, the legal continuation of Banco de Chile resulting from the merger of the Banco Nacional de Chile, Banco Agrícola and Banco de Valparaiso, which was constituted by public deed dated October 28, 1893, granted before the Notary Public of Santiago, Mr. Eduardo Reyes Lavalle, authorized by Supreme Decree of November 28, 1893.

The Bank is a Corporation organized under the laws of the Republic of Chile, regulated by the Chilean Commission for the Financial Market (“CMF”). Since 2001, it is subject to the supervision of the Securities and Exchange Commission of the United States of America (“SEC”), in consideration of the fact that the Bank is registered on the New York Stock Exchange (“NYSE”), through a program of American Depositary Receipts (“ADRs”).

The Bank offers a broad range of banking services to its customers, ranging from individuals to large corporations. Additionally, the Bank offers international as well as treasury banking services, in addition to those offered by subsidiaries that include securities brokerage, mutual fund and investment management, insurance brokerage and financial advisory services.

The Bank’s legal address is Ahumada 251, Santiago, Chile and its website is www.bancochile.cl.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

2.	Summary of Significant Accounting Policies:

(a)	Basis of preparation:

Legal dispositions

Decree Law No. 3,538 of 1980, according to the text replaced by the first article of Law No. 21,000 that “Creates the Commission for the Financial Market”, provides in numeral 6 of its article 5 that the Commission for the Market Financial (CMF) may “set the standards for the preparation and presentation of reports, balance sheets, statements of situation and other financial statements of the audited entities and determine the principles under which they must keep their accounting”.

In accordance with the current legal framework, banks must use the accounting principles provided by the CMF and in everything that is not dealt with by it or in contravention of its instructions, they must adhere to the generally accepted accounting principles, which correspond to the technical standards issued by the College of Accountants of Chile AG, coinciding with the International Financial Reporting Standards (“IFRS”) agreed by the International Accounting Standards Board (“IASB”). If there are discrepancies between these accounting principles of general acceptance and the accounting criteria issued by the CMF, the latter shall prevail.

The notes to the Consolidated Financial Statements contain additional information to that presented in the Interim Consolidated Statement of Financial Position, in the Interim Consolidated Statement of Income, Interim Consolidated Statement of Other Comprehensive Income, Interim Consolidated Statement of Changes in Equity and Interim Consolidated Statement of Cash Flows. They provide narrative descriptions or disaggregation of such statements in a clear, relevant, reliable and comparable way.

(b)	Basis of consolidation:

The Interim Consolidated Financial Statements of the Bank as of September 30, 2021 and December 31, 2020 have been consolidated with its Chilean subsidiaries and foreign subsidiary using the global integration method (line-by-line). They include preparation of individual financial statements of the Bank and companies that participate in the consolidation and it includes adjustments and reclassifications necessary to homologue accounting policies and valuation criteria applied by the Bank. The Interim Consolidated Financial Statements have been prepared using the same accounting policies for similar transactions and other events in equivalent circumstances.

Significant intercompany transactions and balances (assets and liabilities, equity, income, expenses and cash flows) originated in operations performed between the Bank and its subsidiaries and between subsidiaries have been eliminated in the consolidation process. The non-controlling interest corresponding to the participation percentage of third parties in subsidiaries, which the Bank does not own directly or indirectly, has been recognized and is shown separately in the consolidated shareholders’ equity of the Bank.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

2.	Summary of Significant Accounting Principles, continued:

(b)	Basis of consolidation, continued:

(i)	Subsidiaries

Interim Consolidated Financial Statements as of September 30, 2021 and December 31, 2020 incorporate financial statements of the Bank and its subsidiaries. According IFRS 10 – “Consolidated Financial Statements”. Control requires exposure or rights to variable returns and the ability to affect those returns through power over an investee. Specifically, the Bank have power over the investee when has existing rights that give it the ability to direct the relevant activities of the investee.

When the Bank has less than a majority of the voting rights of an investee, but these voting rights are enough to have the ability to direct the relevant activities unilaterally, then conclude the Bank has control. The Bank considers all factors and relevant circumstances to evaluate if their voting rights are enough to obtain the control, which includes:

●	The amount of voting rights that the Bank has, related to the amount of voting rights of the others stakeholders;

●	Potential voting rights maintained by the Bank, other holders of voting rights or other parties;

●	Rights emanated from other contractual arrangements;

●	Any additional circumstance that indicate that the Bank have or have not the ability to manage the relevant activities when that decisions need to be taken, including behavior patterns of vote in previous shareholders meetings.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

2.	Summary of Significant Accounting Principles, continued:

(b)	Basis of consolidation, continued:

(i)	Subsidiaries, continued:

The Bank reevaluates whether it has (or not) control over an investee when the circumstances indicate that changes exist in one or more elements of control listed above.

The entities controlled by the Bank and which form parts of the consolidation are detailed as follows:

				Interest Owned
				Direct		Indirect		Total
			Functional	September	December	September	December	September	December
RUT	Subsidiaries	Country	Currency	2021	2020	2021	2020	2021	2020
				%	%	%	%	%	%
96,767,630-6	Banchile Administradora General de Fondos S.A.	Chile	Ch$	99.98	99.98	0.02	0.02	100.00	100.00
96,543,250-7	Banchile Asesoría Financiera S.A.	Chile	Ch$	99.96	99.96	—	—	99.96	99.96
77,191,070-K	Banchile Corredores de Seguros Ltda.	Chile	Ch$	99.83	99.83	0.17	0.17	100.00	100.00
96,571,220-8	Banchile Corredores de Bolsa S.A.	Chile	Ch$	99.70	99.70	0.30	0.30	100.00	100.00
96,932,010-K	Banchile Securitizadora S.A. (*)	Chile	Ch$	99.01	99.01	0.99	0.99	100.00	100.00
96,645,790-2	Socofin S.A.	Chile	Ch$	99.00	99.00	1.00	1.00	100.00	100.00

(*)	Company in the process of dissolution. See Note No. 5 e).

(ii)	Associates and Joint Ventures

Associates

An associate is an entity over whose operating and financial management policy decisions the Bank has significant influence, without to have the control over the associate. Significant influence is generally presumed when the Bank holds between 20% and 50% of the voting rights. Other considered factors when determining whether the Bank has significant influence over another entity are the representation on the board of directors and the existence of material intercompany transactions. The existence of these factors could determine the existence of significant influence over an entity even though the Bank had participation less than 20% of the voting rights.

Investments in associates where exists significant influence, are accounted for using the equity method. In accordance with the equity method, the Bank’s investments are initially recorded at cost, and subsequently increased or decreased to reflect the proportional participation of the Bank in the net income or loss of the associate and other movements recognized in its shareholders’ equity. Goodwill arising from the acquisition of an associate is included in the net book value, net of any accumulated impairment loss.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

2.	Summary of Significant Accounting Principles, continued:

(b)	Basis of consolidation, continued:

(ii)	Associates and Joint Ventures, continued:

Joint Ventures

Joint Ventures are joint arrangements whereby the parties that have joint control of the arrangement have rights to the net assets of the arrangement. Joint control exists only when decisions about the relevant activities require the unanimous consent of the parties sharing control.

According to IFRS 11 “Joint Arrangements”, an entity will determine the type of joint arrangement in which it is involved, and may classify the agreement as a “Joint operation” or a “Joint venture”.

For investments defined like “Joint Operation”, their assets, liabilities, income and expenses are recognised by their participation in joint operation.

For investments defined like “Joint Venture”, they will be registered according equity method.

Investments in other companies that, for their characteristics, are defined like “Joint Ventures” are the following:

●	Artikos S.A.
●	Servipag Ltda.

(iii)	Shares or rights in other companies

These are entities in which the Bank does not have significant influence. They are presented at acquisition value (historical cost) less any adjustment for impairment.

(iv)	Special purpose entities

According to current regulation, the Bank analyze periodically its consolidation area, considering that the principal criteria are the control that the Bank has in an entity and not its percentage of equity participation.

As of September 30, 2021 and December 31, 2020 the Bank does not control and has not created any SPEs.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

2.	Summary of Significant Accounting Principles, continued:

(b)	Basis of consolidation, continued:

(v)	Asset management services investments and mutual funds

The Bank and its subsidiaries manage and administer assets held in mutual funds and other investment products on behalf of investors, perceiving a paid according to the service provided and according to market conditions. Managed resources are owned by third parties and therefore not included in the Statement of Financial Position.

According to established in IFRS 10, for consolidation purposes is necessary to assess the role of the Bank and its subsidiaries with respect to the funds they manage, must determine whether that role is Agent or Principal. This assessment should consider the following:

- The scope of their authority to make decisions about the investee.

- The rights held by third parties.

- The remuneration to which he is entitled in accordance with the remuneration arrangements.

- Exposure, decision maker, the variability of returns from other interests that keeps the investee.

The Bank and its subsidiaries manage on behalf and for the benefit of investors, acting in that relationship only as Agent. Under this category, and as provided in the aforementioned rule, do not control these funds when they exercise their authority to make decisions. Therefore, as of September 30, 2021 and December 31, 2020 the Bank and its subsidiaries act as agents, and therefore do not consolidate any fund. No funds are part of the consolidation.

(c)	Non-controlling interest:

Non-controlling interest represents the share of losses, income and net assets that the Bank does not control, neither directly or indirectly. It is presented as a separate item in the Interim Consolidated Statement of Income and the Interim Consolidated Statement of Financial Position.

(d)	Use of estimates and judgment:

Preparing Interim Consolidated Financial Statements requires Management to make judgments, estimations and assumptions that affect the application of accounting policies and the valuation of assets, liabilities, income and expenses presented. Real results could differ from these estimated amounts. The estimates made refer to:

1.	Provision for loan losses (Notes No. 11. No. 12 and No. 32);
2.	Useful life of intangible, property and equipment and leased assets and lease liabilities (Notes No.15 and No.16);
3.	Income taxes and deferred taxes (Note No. 17);
4.	Provisions (Note No. 24);
5.	Contingencies and Commitments (Note No. 26);
6.	Fair value of financial assets and liabilities (Note No. 39).

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

2.	Summary of Significant Accounting Principles, continued:

(d)	Use of estimates and judgments, continued:

Estimates and relevant assumptions are regularly reviewed by the management of the Bank, in order to quantify certain assets, liabilities, gains, loss and commitments. Estimates reviewed are registered in income in the year that the estimate is reviewed.

During the period ended September 30, 2021 there have been no significant changes in the estimates.

(e)	Financial asset and liability valuation criteria:

Measurement is the process of determining the monetary amounts at which the elements of the financial statements are to be recognized and carried in the Interim Consolidated Statement of Financial Position and the Interim Consolidated Statement of Other Comprehensive Income. This involves selecting the particular basis or method of measurement.

In the Interim Consolidated Financial Statements several measuring bases are used with different levels mixed among them. These bases or methods include the following:

(i)	Initial recognition

The Bank and its subsidiaries recognize loans to customers, trading and investment securities, deposits, debt issued and subordinated liabilities and other assets or liabilities on the date of negotiation. Purchases and sales of financial assets performed on a regular basis are recognized as of the trade date on which the Bank committed to purchase or sell the asset.

(ii)	Classification

Assets, liabilities and income accounts have been classified in conformity with standards issued by the CMF.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

2.	Summary of Significant Accounting Principles, continued:

(e)	Financial asset and liability valuation criteria, continued:

(iii)	Derecognition of financial assets and financial liabilities

The Bank and its subsidiaries derecognize a financial asset (or where applicable part of a financial asset) from its Interim Consolidated Statement of Financial Position when the contractual rights to the cash flows of the financial asset have expired or when the contractual rights to receive the cash flows of the financial asset are transferred during a transaction in which all ownership risks and rewards of the financial asset are transferred. Any portion of transferred financial assets that is created or retained by the Bank is recognized as a separate asset or liability.

When the Bank transfers a financial asset, it assesses to what extent it has retained the risks and rewards of ownership. In this case:

(a)	If substantially all risks and rewards of ownership of the financial asset have been transferred, it is no longer recognized, and any rights or obligations created or retained upon transfer are recognized separately as assets or liabilities.

(b)	If substantially all risks and rewards of ownership of the financial asset have been retained, the Bank continues to recognize it.

(c)	If substantially all risks and rewards of ownership of the financial asset are neither transferred nor retained, the Bank will determine if it has retained control of the financial asset. In this case:

(i)	If the Bank has not retained control, the financial asset will be no longer recognized, and any rights or obligations created or retained upon transfer will be recognized separately as assets or liabilities.

(ii)	If the Bank has retained control, it will continue to recognize the financial asset in the Interim Consolidated Financial Statements by an amount equal to its exposure to changes in value that can experience and recognize a financial liability associated to the transferred financial asset.

The Bank stops recognizing a financial liability (or a portion thereof) from its Interim Consolidated Statement of Financial Position if, and only if, it has extinguished or, in other words, when the obligation specified in the corresponding contract has been paid or settled or has expired.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

2.	Summary of Significant Accounting Principles, continued:

(e)	Financial asset and liability valuation criteria, continued:

(iv)	Offsetting

Financial assets and liabilities are offset and the net amount is reported in the Interim Statement of Financial Position if, and only if, the Bank has the legally enforceable right to set off the recognized amounts and there is an intention to settle on a net basis or to realize an asset and settle the liability simultaneously.

Income and expenses are shown net only if accounting standards allow such treatment, or in the case of gains and losses arising from a group of similar transactions such as the Bank’s trading activities.

(v)	Valuation at amortized cost

Amortized cost is the amount at which a financial asset or liability is measured at initial recognition minus principal repayments, plus or minus the cumulative amortization (calculated using the effective interest rate method) of any difference between that initial amount and the maturity amount and minus any reduction for impairment.

(vi)	Fair value measurements

Fair value of a financial instrument is the price that would be received to sell an asset or would be paid to transfer a liability in an orderly transaction between participants in a main market (or more advantageous) at the measurement date under current market conditions, regardless of whether that price is directly observable or estimated using another valuation technique. The most objective and common fair value is the price that you would pay on an active, transparent and deep market (“quoted price” or “market price”).

When available, the Bank estimates the fair value of an instrument using quoted prices in an active market for that instrument. A market is considered active if quoted prices are readily and regularly available and represent actual and regularly occurring market transactions on an arm’s length basis.

If a market for a financial instrument is not active, the Bank establishes fair value using a valuation technique. These valuation techniques include the use of recent market transactions between knowledgeable, willing parties at arm’s length transactions, if available, as well as references to the fair value of other instruments that are substantially the same, discounted cash flows and options pricing models.

The chosen valuation technique use the maximum observable market data, relies as little as possible on estimates performed by the Bank, incorporates factors that market participants would consider in setting a price and is consistent with accepted economic methodologies for pricing financial instruments. Inputs into the valuation technique reasonably represent market expectations and include risk and return factors that are inherent in the financial instrument. Periodically, the Bank calibrates the valuation techniques and tests it for validity using prices from observable current market transaction in the same instrument or based on any available observable market data.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

2.	Summary of Significant Accounting Principles, continued:

(e)	Financial asset and liability valuation criteria, continued:

(vi)	Fair value measurements, continued:

The best evidence of the fair value of a financial instrument at initial recognition is the transaction price (i.e. the fair value of the consideration given or received) unless the fair value of that instrument is evidenced by comparison with other observable current market transactions in the same instrument (i.e. without modification or repackaging) or based on a valuation technique whose variables include only data from observable markets. However, when transaction price provides the best evidence of fair value at initial recognition, the financial instrument is initially measured at the transaction price and any difference between this price and the value initially obtained from a valuation model is subsequently recognized in incomes.

On the other hand, it should be noted that the Bank has financial assets and liabilities that offset each other’s market risks, based on which average market prices are used as a basis for determining their fair value.

Then, the fair value estimates obtained from models are adjusted for any other factors, such as liquidity risk or model uncertainties; to the extent that the Bank believes that a third-party market participant would take them into account in pricing a transaction.

The Bank’s fair value disclosures are included in Note No. 39.

(f)	Functional currency:

In accordance with IAS 21 “Effects of Variations in Foreign Currency Exchange Rates”, the items included in the financial statements of each of the entities of the Bank and its subsidiaries are valued using the currency of the primary economic environment in which it operates (functional currency). The functional currency of the Bank is the Chilean peso, which is also the currency used to present the entity’s Interim Consolidated Financial Statements. This is the currency of the primary economic environment in which the Bank operates, as well as the currency that influences in the costs and income structure.

(g)	Transactions in foreign currency:

Transactions in currencies other than the functional currency are considered to be in foreign currency and are initially recorded at the exchange rate of the functional currency on the transaction date. Monetary assets and liabilities denominated in foreign currencies are converted using the exchange rate of the functional currency as of the date of the Interim Consolidated Statement of Financial Position. All differences are recorded as a debit or credit to income.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

2.	Summary of Significant Accounting Principles, continued:

(g)	Transactions in foreign currency, continued:

As of September 30, 2021, the Bank applied the exchange rate of accounting representation according to the standards issued by the CMF, where assets expressed in dollars are shown to their equivalent value in Chilean pesos calculated using the following exchange rate of Ch$811.60 US$1 (Ch$711.90 to US$1 in December 2020 and Ch$784.31 in September 2020).

The loss of Ch$15,239 million for net foreign exchange transactions (a gain of Ch$109,677 million in September 2020) shown in the Interim Consolidated Statements of Income, includes recognition of the effects of exchange rate variations on assets and liabilities in foreign currency or indexed to exchange rates, and the result of foreign exchange transactions conducted by the Bank and its subsidiaries.

(h)	Operating Segments:

The Bank discloses information by segment in accordance with IFRS 8. The Bank’s operating segments are determined based on its different business units, considering the following factors:

(i)	That it conducts business activities from which income is obtained and expenses are incurred (including income and expenses relating to transactions with other components of the same entity).

(ii)	That its operating results are reviewed regularly by the entity’s highest decision-making authority for operating decisions, to decide about resource allocation for the segment and evaluate its performance; and

(iii)	That separate financial information is available.

(i)	Cash and cash equivalents:

The Consolidated Statement of Cash Flows shows the changes in cash and cash equivalents derived from operating activities, investment and financing activities during the year. The indirect method has been used in the preparation of this Interim Consolidated Statement of Cash Flows.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

2.	Summary of Significant Accounting Principles, continued:

(i)	Cash and cash equivalents, continued:

For the preparation of the Consolidated Financial Statements of Cash Flow the indirect method is used and the following concepts are taken into consideration:

(i)	Cash and cash equivalents correspond to “Cash and Bank Deposits”, plus (minus) the net balance of transactions in the course of collection that are shown in the Interim Consolidated Statement of Financial Position, plus instruments held-for-trading and available-for-sale that are highly liquid and have an insignificant risk of change in value, maturing in less than three months from the date of acquisition, plus repurchase agreements that are in that situation. Also includes investments in fixed income mutual funds, according to instructions of the CMF that are presented under “Trading Instruments” in the Consolidated Statement of Financial Position.

(ii)	Operating activities: corresponds to normal activities of the Bank, as well as other activities that cannot classify like investing or financing activities.

(iii)	Investing activities: correspond to the acquisition, sale or disposition other forms, of long-term assets and other investments that not include in cash and cash equivalent.

(iv)	Financing activities: corresponds to the activities that produce changes in the amount and composition of the equity and the liabilities that are not included in the operating or investing activities.

(j)	Financial assets held-for-trading:

Financial assets held-for-trading consist of securities acquired with the intention of generating profits as a result of short-term prices fluctuation or as a result of brokerage activities, or are part of a portfolio on which a short-term profit-generating pattern exists.

Financial assets held-for-trading are stated at their fair value. Accrued interest, gains or losses from their fair value adjustments, as well as gains or losses from trading activities, are included in “Net financial operating income” in the Interim Consolidated Statement of Income.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

2.	Summary of Significant Accounting Principles, continued:

(k)	Operations under resale and repurchase agreements:

The Bank carries out operations under resale agreements as a form of investment. The securities purchased under these agreements are recognized on the Bank’s Interim Consolidated Statement of Financial Position under “Investments under resale agreements”, which is valued in accordance with the agreed-upon interest rate, through of method of amortized cost. According to rules, the Bank not register as own portfolio the instruments bought within resale agreements.

The Bank also carries out operations under repurchase agreements as a form of financing. The investments that are sold under repurchase obligation and that serve as collateral for borrowings are classified as “Financial Assets held-for-trading” or “Available-for-sale Instruments”. The obligation to repurchase the investment is classified as a liability in “Obligations under repurchase agreements”, and is valued in accordance with the agreed-upon interest rate.

As of September 30, 2021 and December 31, 2020 the Bank did not have operations corresponding to securities lending.

(l)	Derivative instruments:

A “Financial Derivative” is a financial instrument whose value changes in response to changes in an observable market variable (such as an interest rate, exchange rate, the price of a financial instrument or a market index, including credit ratings), whose initial investment is very small in relation to other financial instruments with a similar response to changes in market conditions and which is generally settled at a future date.

The Bank maintains contracts of Derivative financial instruments, for cover the exposition of risk of foreign currency and interest rate. These contracts are recorded in the Interim Consolidated Statement of Financial Position at their cost (included transactions costs) and subsequently measured at fair value. Derivative instruments are reported as an asset when their fair value is positive and as a liability when negative under the item “Derivative Instruments”.

Changes in fair value of derivative contracts held for trading purpose are included under “Profit (loss) net of financial operations”, in the Interim Consolidated Statement of Income.

In addition, the Bank includes in the valorization of derivatives the “Credit Valuation Adjustment” (CVA), to reflect the counterparty risk in the determination of fair value and the Bank’s own credit risk, known as “Debit valuation adjustment” (DVA).

Certain embedded derivatives in other financial instruments are treated as separate derivatives when their risk and characteristics are not closely related to those of the main contract and if the contract in its entirety is not recorded at its fair value with its unrealized gains and losses included in income.

At the moment of subscription of a derivative contract must be designated by the Bank as a derivative instrument for trading or hedging purposes.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

2.	Summary of Significant Accounting Principles, continued:

(l)	Derivative instruments, continued:

If a derivative instrument is classified as a hedging instrument, it can be:

(1)	A hedge of the fair value of existing assets or liabilities or firm commitments, or;
(2)	A hedge of cash flows related to existing assets or liabilities or forecasted transactions.

A hedge relationship for hedge accounting purposes must comply with all of the following conditions:

(a)	at its inception, the hedge relationship has been formally documented;
(b)	it is expected that the hedge will be highly effective;
(c)	the effectiveness of the hedge can be measured in a reasonable manner; and
(d)	the hedge is highly effective with respect to the hedged risk on an ongoing basis and throughout the entire hedge relationship.

The Bank presents and measures individual hedges (where there is a specific identification of hedged item and hedged instruments) by classification, according to the following criteria:

Fair value hedges: changes in the fair value of a hedged instruments derivative, designed like “fair value hedges”, are recognized in income under the line “Net interest income” and/or “Foreign exchange transactions, net”. Hedged item also is presented to fair value, related to the risk to be hedge. Gains or losses from hedged risk are recognized in income under the line “Net interest income” and adjust the book value of item hedged.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

2.	Summary of Significant Accounting Principles, continued:

(l)	Derivative instruments, continued:

Cash flow hedge: changes in the fair value of financial instruments derivative designated like “cash flow hedge” are recognised in “Other Comprehensive Income”, to the extent that hedge is effective and hedge is reclassified to income in the item “Net interest income” and/or “Foreign exchange transactions, net”, when hedged item affects the income of the Bank produced for the “interest rate risk” or “foreign exchange risk”, respectively. If the hedge is not effective, changes in fair value are recognised directly in income in the item “Net financial operating income”.

If the hedged instruments does not comply with criteria of hedge accounting of cash flow, it expires or is sold, it suspend or executed, this hedge must be discontinued prospectively. Accumulated gains or losses recognised previously in the equity are maintained there until projected transactions occur, in that moment will be registered in Consolidated Statement of Income (in the item “Net interest income” and/or “Foreign exchange transactions, net”, depend of the hedge), lesser than it foresees that the transaction will not execute, in this case it will be registered immediately in Interim Consolidated Statement of Income (in the item “Net interest income” and/or “Foreign exchange transactions, net”, depend of the hedge).

(m)	Loans to customers:

Loans to customers include originated and purchased non-derivative financial assets with fixed or determinable payments that are not quoted on an active market and which the Bank does not intend to sell immediately or in the short-term.

(i)	Valuation method

Loans are initially measured at cost plus incremental transaction costs, and subsequently measured at amortized cost using the effective interest rate method minus any impairment, except when the Bank defined some loans as hedged items, which are measured at fair value, changes are recorded in the Interim Consolidated Statement of Income, as described in letter (l) of this note.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

2.	Summary of Significant Accounting Principles, continued:

(m)	Loans to customers, continued:

(ii)	Lease contracts

Accounts receivable for leasing contracts, included under the caption “Loans to customers” correspond to periodic lease installments of contracts which meet the definition to be classified as financial leases and are presented at their nominal value net of unearned interest as of each year-end.

(iii)	Factoring transactions

They are valued for the amounts disbursed by the Bank in exchange for invoices or other commercial instruments representative of credit, with or without responsibility of the grantor, received in discount. Price differences between the amounts disbursed and the nominal value of the credits are recorded in the result as interest income, through the effective interest method, during the financing period.

In those cases where the transfer of these instruments it was made without responsibility of the grantor, it is the Bank who assumes the insolvency risks of those required to pay.

(iv)	Impairment of loans

The impaired loans include the following assets, according to Chapter B-1 of Accounting Standards Compendium of the CMF:

a)	In case of debtors subject to individual assessment, are considered in impaired portfolio “Non-complying loans” and the categories B3 y B4 of “Substandar loans” defined in letter m) v.i).
b)	Debtors subject to assessment group evaluation, the impaired portfolio includes all credits of the “Non-complying loans” defined in letter m) v. v).

(v)	Allowance for loan losses

The Bank permanently evaluates the entire portfolio of loans and contingent loans, with the aim of establishing the necessary and sufficient provisions in a timely manner to cover the expected losses associated with the characteristics of the debtors and their credits, based on the payment and subsequent recovery.

Allowances are required to cover the risk of loan losses have been established in accordance with the instructions issued by the CMF. The loans are presented net of those allowances and, in the case of loans and in the case of contingent loans, they are shown in liabilities under “Provisions”.

In accordance with what is stipulated by the CMF, models or methods are used based on an individual and group analysis of debtors, to establish allowance for loan losses. Said models, as well as modifications to their design and application, are approved by the Bank’s Board of Directors.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

2.	Summary of Significant Accounting Principles, continued:

(m)	Loans to customers, continued:

(v)	Allowance for loan losses, continued:

(v.i)	Allowances based on individual analysis of debtors:

An individual analysis of debtors is applied to individuals and companies that are of such significance with respect to size, complexity or level of exposure to the bank, that they must be analyzed in detail.

Likewise, the analysis of borrowers should focus on its credit quality related to the ability to payment, to have sufficient and reliable information, and to analyze in regard to guarantees, terms, interest rates, currency and revaluation, etc.

For purposes of establish the allowances, the banks must be asses the credit quality, then classify to one of three categories of loans portfolio: Normal, Substandard and Non-complying Loans, it must classify the debtors and their operations related to loans and contingent loans in the categories that apply.

v.i.1	Normal Loans and Substandard Loans:

Normal loans: correspond to borrowers who are up to date on their payment obligations and show no sign of deterioration in their credit quality. Loans classified in categories A1 through A6.

Substandard loans: includes all borrowers with insufficient payment capacity or significant deterioration of payment capacity that may be reasonably expected not to comply with all principal and interest payments obligations set forth in the credit agreement.

This category also includes all loans that have been non-performing for more than 30 days. Loans classified in this category are B1 through B4.

As a result of individual analysis of the debtors, the banks must classify them in the following categories, assigning, subsequently, the percentage of probability of default and loss given default resulting in the following percentage of expected loss:

Classification	Category of the debtors	Probability of default (%)	Loss given default (%)	Expected loss (%)
Normal Loans	A1	0.04	90.0	0.03600
	A2	0.10	82.5	0.08250
	A3	0.25	87.5	0.21875
	A4	2.00	87.5	1.75000
	A5	4.75	90.0	4.27500
	A6	10.00	90.0	9.00000
Substandard Loans	B1	15.00	92.5	13.87500
	B2	22.00	92.5	20.35000
	B3	33.00	97.5	32.17500
	B4	45.00	97.5	43.87500

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

2.	Summary of Significant Accounting Principles, continued:

(m)	Loans to customers, continued:

(v)	Allowance for loan losses, continued:

(v.i)	Allowances based on individual analysis of debtors, continued:

v.i.1	Normal Loans and Substandard Loans, continued:

Allowances for Normal and Substandard Loans:

To determine the amount of allowances to be constitute for normal and substandard portfolio, previously should be estimated the exposure to subject to the allowances, which will be applied to respective expected loss (expressed in decimals), which consist of probability of default (PD) and loss given default (LGD) established for the category in which the debtor and/or guarantor belong, as appropriate.

The exposure affects to allowances applicable to loans plus contingent loans minus the amounts to be recovered by way of the foreclosure of financial or real guarantees of the operations. Loans mean the book value of credit of the respective debtor, while for contingent loans, the value resulting from to apply the indicated in No. 3 of Chapter B-3 of Banking Accounting Standards Compendium.

In the case of real guarantees, the Bank must demonstrate that the value assigned to this deduction reasonably reflects the value that it would obtain in the sale of the assets or capital instruments. Also, in qualified cases, the direct debtor’s credit risk may be substituted for the credit quality of the guarantor. In no case may the guaranteed securities be discounted from the amount of the exposure, since this procedure is only applicable when it comes to financial or real guarantees.

The banks must use the following equation:

Provision debtor = (ESA-GE) x (PD debtor /100)x(LGD debtor /100)+GE x(PD guarantor/100)x(LGD guarantor/100)

Where:

ESA	= Exposure subject to allowances, (Loans + Contingent Loans) – Financial Guarantees
GE	= Guaranteed exposure

However, the Bank must maintain a minimum provision level of 0.50% over normal portfolio and contingents loans.

v.i.2	Non-complying Loans:

The non-complying portfolio includes the debtors and their credits for which their recovery is considered remote, as they show an impaired or no payment capacity. This category comprises all debtors who have stopped paying their creditors or with visible evidence that they will stop doing so, as well as those for which a forced restructuring of their debts is necessary, reducing the obligation or postponing the payment of the principal or interest and, in addition, any debtor that has 90 days overdue or more in the payment of interest or principal of any credit.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

2.	Summary of Significant Accounting Principles, continued:

(m)	Loans to customers, continued:

(v)	Allowance for loan losses, continued:

(v.i)	Allowances based on individual analysis of debtors, continued:

v.i.2	Non-complying Loans, continued:

This portfolio is composed of the debtors belonging to categories C1 to C6 of the rating scale and all credits, including 100% of the amount of contingent loans, held by those same debtors.

For purposes to establish the allowances on the non-complying loans, the Bank disposes the use of percentage of allowances to be applied on the amount of exposure, which corresponds to the amount of loans and contingent loans that maintain the same debtor. To apply that percentage, must be estimated an expected loss rate, less the amount of the exposure the recoveries by way of foreclosure of financial or real guarantees that to support the operation and, if there are available specific background, also must be deducting present value of recoveries obtainable exerting collection actions, net of expenses associated with them. This loss percentage must be categorized in one of the six levels defined by the range of expected actual losses by the Bank for all transactions of the same debtor.

These categories, their range of loss as estimated by the Bank and the percentages of allowance that must be applied on the amount of exposures, are listed in the following table:

Type of Loan	Classification	Expected loss	Allowance (%)
Non-complying loans	C1	Up to 3%	2
	C2	More than 3% up to 20%	10
	C3	More than 20% up to 30%	25
	C4	More than 30 % up to 50%	40
	C5	More than 50% up to 80%	65
	C6	More than 80%	90

For these loans, the expected loss must be calculated in the following manner:

Expected loss	= (TE – R) / TE
Allowance	= TE x (AP/100)

Where:

TE	= total exposure
R	= recoverable amount based on estimates of collateral value and collection efforts
AP	= allowance percentage (based on the category in which the expected loss should be classified).

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

2.	Summary of Significant Accounting Principles, continued:

(m)	Loans to customers, continued:

(v)	Allowance for loan losses, continued:

(v.i)	Allowances based on individual analysis of debtors, continued:

v.i.2	Non-complying Loans, continued:

All credits of the debtor must be kept in the Default Portfolio until there is a normalization of their ability or payment behavior, without prejudice to punishment of each particular credit that meets the condition indicated in point (v.i) hereunder in order to remove a debtor from the Default Portfolio, once the circumstances that lead to classification in this portfolio according to the present rules have been overcome, at least the following copulative conditions must be met:

-	No obligation of the debtor with the bank with more than 30 calendar days overdue.
-	No new refinances granted to pay its obligations.
-	At least one of the payments includes amortization of capital.
-	If the debtor has a credit with partial payment periods less than six months, has already made two payments.
-	If the debtor must pay monthly fees for one or more credits, has paid four consecutive dues.
-	The debtor does not have direct debts unpaid in the CMF recast information, except in the case of insignificant amounts.

(v.ii)	Allowances based on group analysis of debtors

Group evaluations are relevant to address a large number of operations whose individual amounts are low or small companies. Such assessments, and the criteria for application, must be consistent with the transaction that gave rise to the credit. Require the formation of groups of loans with similar characteristics in terms of type of debtors and conditions agreed, to establish technically based estimates by prudential criteria and following both the payment behavior of the group that concerned as recoveries of defaulted loans and consequently provide the necessary provisions to cover the risk of the portfolio.

The Bank may use two alternative methods for determining provisions for retail loans that are evaluated as a group.

Under first method, it will be used the experience to explain the payment behavior of each homogeneous group of debtors and recoveries through collateral and of collection process, when it correspond, with objective of to estimate directly a percentage of expected losses that will be apply to the amount of the loans of respective group.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

2.	Summary of Significant Accounting Principles, continued:

(m)	Loans to customers, continued:

(v)	Allowance for loan losses, continued:

(v.ii)	Allowances based on group analysis of debtors, continued:

Under second method, the Bank will segment to debtors in homogeneous groups, as described above, associating a determined probability of default and a percentage of recovery based in a historic analysis to each group. The amount of provisions to register it will be obtained multiplied the total loans of respective group by the percentages of estimated default and of loss given the default.

In both methods, estimated loss must be related with type of portfolio and terms of operations.

The Bank to determine its provisions has opted for using second method.

In the case of consumer loans, collateral are not considered for the purpose of estimating the expected loss.

Notwithstanding the foregoing, for purposes of the constitution of provisions, the Bank must recognize minimum provisions for each type of portfolio according to the standard methods established by the CMF, which correspond to a minimum prudential base that must be used by the entities, which does not exempt them from their responsibility to have their own methodologies for the purpose of determining sufficient provisions to protect the credit risk of their portfolios.

To the extent that the CMF has a standard methodology, the Bank must recognize minimum provisions in accordance with them. The constitution of provisions will be made considering the highest value obtained between the respective standard method and the internal method.

The Bank must discriminate between provisions on the normal portfolio and on the portfolio in default, and those that protect the risks of contingent credits associated with those portfolios.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

2.	Summary of Significant Accounting Principles, continued:

(m)	Loans to customers, continued:

(v)	Allowance for loan losses, continued:

(v.iii)	Standard method of provisions for Mortgage Loans

According to the established by the CMF, the provision factor applicable, represented by expected loss over the mortgage loans, it will depend to the past due of each credit and the relation, at the end of month, between outstanding capital and the value of the mortgage guarantees (CMG), according the following table:

Provision factor applicable according past due and CMG
		Past due days at the end-month
CMG	Concept	0	1-29	30-59	60-89	Non – Complying Loans
CMG ≤ 40%	PD (%)	1.0916	21.3407	46.0536	75.1614	100.0000
	LGD (%)	0.0225	0.0441	0.0482	0.0482	0.0537
	EAD (%)	0.0002	0.0094	0.0222	0.0362	0.0537
40% < CMG ≤ 80%	PD (%)	1.9158	27.4332	52.0824	78.9511	100.0000
	LGD (%)	2.1955	2.8233	2.9192	2.9192	3.0413
	EAD (%)	0.0421	0.7745	1.5204	2.3047	3.0413
80% < CMG ≤ 90%	PD (%)	2.5150	27.9300	52.5800	79.6952	100.0000
	LGD (%)	21.5527	21.6600	21.9200	22.1331	22.2310
	EAD (%)	0.5421	6.0496	11.5255	17.6390	22.2310
CMG > 90%	PD (%)	2.7400	28.4300	53.0800	80.3677	100.0000
	LGD (%)	27.2000	29.0300	29.5900	30.1558	30.2436
	EAD (%)	0.7453	8.2532	15.7064	24.2355	30.2436

Where:

PD	: Probability of default
LGD	: Loss given default
EAD	: Exposure at default
CMG	: Outstanding loan capital /Mortgage Guarantee value

In the event that a single debtor maintains more than one home mortgage loan with the bank and one of them is 90 days or more behind, all such loans will be assigned to the defaulted portfolio, calculating the provisions for each one of them. They agree with their respective percentages of CMG.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

2.	Summary of Significant Accounting Principles, continued:

(m)	Loans to customers, continued:

(v)	Allowance for loan losses, continued:

(v.iv)	Commercial portfolio

To determine the allowances of the commercial portfolio, the Bank must consider the standard methods presented below, as applicable to commercial leasing operations or other types of commercial loans. Then, the applicable provision factor will be assigned considering the parameters defined for each method.

a)	Commercial Leasing Operations

The provision factor must be applied to the current value of commercial leasing operations (including the purchase option) and will depend on the default of each operation, the type of leased asset and the relationship between the current value of each operation and the leased asset value (PVB) at each month-end, as indicated in the following tables:

Probability of default (PD) applicable according to default and type of asset (%)
	Type of asset
Days of default of the operation at the month-end	Real estate	Non-real estate
0	0.79	1.61
1-29	7.94	12.02
30-59	28.76	40.88
60-89	58.76	69.38
Portfolio in default	100.00	100.00

Loss given the default (LGD) applicable according to PVB section and type of asset (%)
PVB = Current value of the operation / Value of the leased asset
PVB section	Real estate	Non-real estate
PVB ≤ 40%	0.05	18.2
40% < PVB ≤ 50%	0.05	57.00
50% < PVB ≤ 80%	5.10	68.40
80% < PVB ≤ 90%	23.20	75.10
PVB > 90%	36.20	78.90

The determination of the PVB relationship will be made considering the appraisal value expressed in UF for real estate and in Chilean pesos for non-real estate, recorded at the time of the respective loan granting, taking into account possible situations that may be causing temporary increases in the assets prices at that time.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

2.	Summary of Significant Accounting Principles, continued:

(m)	Loans to customers, continued:

(v)	Allowance for loan losses, continued:

(v.iv)	Commercial portfolio, continued:

b)	Generic commercial placements and factoring

In the case of factoring operations and other commercial placements, other than those indicated above, the provision factor, applicable to the amount of the placement and the exposure of the contingent loan risk (as indicated in paragraph 3 of Chapter B-3 ), will depend on the default of each operation and the relationship that exists at the end of each month, between the obligations that the debtor has with the bank and the value of the collateral that protect them (PTVG), as indicated in the following tables:

Probability of default (PD) applicable according to default and PTVG section (%)
	With collateral		Without
Days of default at the month-end	PTVG≤100%	PTVG>100%	collateral
0	1.86	2.68	4.91
1-29	11.60	13.45	22.93
30-59	25.33	26.92	45.30
60-89	41.31	41.31	61.63
Portfolio in default	100.00	100.00	100.00

Loss given the default (LGD) applicable according to PTVG section (%)
Collateral (with / without)	PTVG section	Generic commercial operations or factoring without the responsibility of the transferor	Factoring with the responsibility of the transferor
With collateral	PTVG ≤ 60%	5.0	3.2
	60% < PTVG≤ 75%	20.3	12.8
	75% < PTVG ≤ 90%	32.2	20.3
	90% < PTVG	43.0	27.1
Without collateral		56.9	35.9

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

2.	Summary of Significant Accounting Principles, continued:

(m)	Loans to customers, continued:

(v)	Allowance for loan losses, continued:

(v.iv)	Commercial portfolio, continued:

b)	Generic commercial placements and factoring, continued:

The collaterals used for the purposes of calculating the PTVG relationship of this method may be specific or general, including those that are simultaneously specific and general. Collateral can only be considered if, according to the respective coverage clauses, it was constituted in the first degree of preference in favor of the Bank and only guarantees the debtor’s credits with respect to which it is imputed (not shared with other debtors).

The invoices assigned in the factoring operations will not be considered for purposes of calculating the PTVG. The excess of collateral associated with mortgage loans referred to in numeral 3.1.1 of Chapter B-1 Residential mortgage portfolio may be considered, computed as the difference between 80% of the property’ commercial value, according to with the conditions set out in that framework, and the mortgage loan that guarantees.

For the calculation of the PTVG ratio, the following considerations must be taken:

i.	Transactions with specific collaterals: when the debtor granted specific collateral for generic commercial loans and factoring, the PTVG ratio is calculated independently for each covered transaction, such as the division between the amount of the loans and the contingent loans exposure and the collateral’s value of the covered product.

ii.	Transactions with general collaterals: when the debtor granted general or general and specific collaterals, the Bank calculates the respective PTVG, jointly for all generic commercial loans and factoring and not contemplated in the preceding paragraph i), as the quotient between the sum of the amounts of the loans and exposures of contingent loans and the general, or general and specific collateral that, according to the scope of the remaining coverage clauses, safeguard the loans considered in the numerator aforementioned coverage ratio.

The amounts of the guarantees used in the PTVG ratio of numerals i) and ii), different from those associated with excess guarantees from mortgage loans to which the residential mortgage portfolio refers, must be determined according to:

-	The last valuation of the collateral, be it appraisal or fair value, according to the type of real guarantee in question. For the determination of fair value, the criteria indicated in Chapter 7-12 (Fair Value of Financial Instruments) of the Updated Collection of Standards should be considered.
-	Possible situations that could be causing temporary increases in the values of the collaterals.
-	Limitations on the amount of coverage established in their respective clauses.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

2.	Summary of Significant Accounting Principles, continued:

(m)	Loans to customers, continued:

(v)	Allowance for loan losses, continued:

(v.v)	Portfolio in default

The portfolio in default includes all placements and 100% of the amount of the contingent loans, of the debtors that the closing of a month presents a delay equal to or greater than 90 days in the payment of the interest of the capital of any credit. It will also include debtors who are granted a credit to leave an operation that has more than 60 days of delay in their payment, as well as those debtors who were subject to forced restructuring or partial forgiveness of a debt.

They may exclude from the portfolio in default: a) mortgage loans for housing, which delinquent less than 90 days, unless the debtor has another loan of the same type with greater delinquency; and, b) credits for financing higher studies of Law No. 20,027, which do not yet present the non-compliance conditions indicated in Circular No. 3,454 of December 10, 2008.

All credits of the debtor must be kept in the Default Portfolio until there is a normalization of their ability or payment behavior, without prejudice to punishment of each particular credit that meets the condition indicated in point (vi) hereunder in order to remove a debtor from the Default Portfolio, once the circumstances that lead to classification in this portfolio according to the present rules have been overcome, at least the following copulative conditions must be met:

-	No obligation of the debtor with the bank with more than 30 calendar days overdue.
-	No new refinances granted to pay its obligations.
-	At least one of the payments includes amortization of capital. This condition does not apply in the case of debtors who only have credits for financing higher education in accordance with Law No. 20,027.
-	If the debtor has a credit with partial payment periods less than six months, has already made two payments.
-	If the debtor must pay monthly fees for one or more credits, has paid four consecutive dues.
-	The debtor does not appear with unpaid debts direct according to the information recast by CMF, except for insignificant amounts.

(v.vi)	Provisions related to financing with FOGAPE COVID-19 guarantee

On July 17, 2020, the CMF requested to determine specific provisions of the credits guaranteed by the FOGAPE COVID-19 guarantee, for which the expected losses must be determined estimating the risk of each operation, without considering the substitution of credit quality of the guarantee, according to the corresponding individual or group analysis method, in accordance with the provisions of Chapter B-1 of the Compendium of Accounting Standards. This procedure must be carried out in an aggregate manner, grouping all those operations to which the same deductible percentage is applicable.

The deductible will be applied by the Fund Administrator, which must be borne by each financial institution and does not depend on each particular operation, but is determined based on the total of the balances guaranteed by the Fund for each group of companies that have the same coverage according to their net sales size.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

2.	Summary of Significant Accounting Principles, continued:

(m)	Loans to customers, continued:

(vi)	Charge-offs

Generally, the charge-offs are generated when the contractual rights on cash flows end. In case of loans, even if the above does not happen, the Bank will proceed to charge-offs the respective asset balances.

The charge-off refers to derecognition of the assets in the Interim Consolidated Statement of Financial Position, related to the respective transaction and, therefore, the part that could not be past-due if a loan is payable in installments, or a lease.

The charge-off must be to make using credit risk provisions constituted, whatever the cause for which the charge-off was produced.

(vi.i)	Charge-offs of loans to customers

Charge-off loans to customers, other than leasing operations, shall be made in accordance to the following circumstances occurs:

a)	The Bank, based on all available information, concludes that will not obtain any cash flow of the credit recorded as an asset.
b)	When the debt without executive title expires 90 days after it was recorded in asset.
c)	At the time the term set by the statute of limitations runs out and as result legal actions are precluded in order to request payment through executive trial or upon rejection or abandonment of title execution issued by judicial and non-recourse resolution.
d)	When past-due term of a transaction complies with the following:

Type of Loan	Term
Consumer loans - secured and unsecured	6 months
Other transactions - unsecured	24 months
Commercial loans - secured	36 months
Residential mortgage loans	48 months

The term represents the time elapsed since the date on which payment of all or part of the obligation in default became due.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

2.	Summary of Significant Accounting Principles, continued:

(m)	Loans to customers, continued:

(vi)	Charge-offs, continued:

(vi.ii)	Charge-offs of lease operations

Assets for leasing operations must be charge-offs against the following circumstances, whichever occurs first:

a)	The Bank concludes that there is no possibility of lease recovery and the value of the property cannot be considered for purposes of recovery of the contract, either because the lessee have not the asset, for the property’s conditions, for expenses that involve its recovery, transfer and maintenance, due to technological obsolescence or absence of a history of your location and current situation.

b)	When it complies the prescription term of actions to demand the payment through executory or upon rejection or abandonment of executory by court.

c)	When past-due term of a transaction complies with the following:

Type of Loan	Term
Consumer leases	6 months
Other non-real estate lease transactions	12 months
Real estate leases (commercial or residential)	36 months

The term represents the time elapsed since the date on which payment of all or part of the obligation in default became due.

(vii)	Loan loss recoveries

Cash recoveries on charge-off loans including loans that were reacquired from the Central Bank of Chile are recorded directly in income in the Interim Consolidated Statement of Income, as a reduction of the “Provisions for Loan Losses” item.

In the event that there are recovery in assets, is recognized in income the revenues for the amount they are incorporated in the asset. The same criteria will be followed if the leased assets are recovered after the charge-off of a lease operation, to incorporate those to the asset.

(vii)	Renegotiations of written-off loans

Any renegotiation of a credit already written off does not give rise to income, as long as the operation remains to have an impaired quality; the actual payments received must be treated as recoveries of credits written off, as indicated above.

Therefore, renegotiated credit can be recorded as an asset only if it has not deteriorated quality; also recognizing revenue from activation must be recorded like recovery of loans.

The same criteria should apply in the case that was give credit to pay a charge-off loan.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

2.	Summary of Significant Accounting Principles, continued:

(n)	Investment instruments:

Investment instruments are classified into two categories: Investments to maturity and Instruments available for sale. The category of Investments to maturity includes only those instruments in which it have the capacity and intention to hold them until their expiration date. The other investment instruments are considered as available-for-sale.

Financial assets held-to-maturity are recorded at their cost plus accrued interest and indexations less impairment provisions made when the carrying amount exceeds the estimated recoverable amount.

A financial asset classified as available-for-sale is initially recognized at its fair value plus transaction costs that are directly attributable to the acquisition of the financial asset, subsequently measured at their fair value based on market prices or valuation models. Unrealized gains or losses as a result of fair value adjustments are recorded in “Other comprehensive income” within Equity. When these investments are sold, the cumulative fair value adjustment existing within equity is recorded directly in income under “Net financial operating income”.

Interest and indexations of financial assets held-to-maturity and available-for-sale are included in the line item “Interest revenue”.

Investment securities, which are subject to hedge accounting, are adjusted according to the rules for hedge accounting as described in Note No. 2 letter (l).

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

2.	Summary of Significant Accounting Principles, continued:

(o)	Intangible:

Intangible assets are identified as non-monetary assets (separately identifiable from other assets) without physical substance which arise as a result of a legal transaction or are developed internally by the consolidated entities. They are assets whose cost can be estimated reliably and from which the consolidated entities have control and consider it probable that future economic benefits will be generated. Intangible assets are recorded initially at acquisition cost and are subsequently measured at cost less any accumulated amortization or any accumulated impairment losses.

Software or computer programs purchased by the Bank and its subsidiaries are accounted for at cost less accumulated amortization and impairment losses.

The subsequent expense in software assets is capitalized only when it increases the future economic benefit for the specific asset. All other expenses are recorded as an expense as incurred.

Amortization is recorded in income using the straight-line amortization method based on the estimated useful life of the software, from the date on which it is available for use. The estimated useful life of software is a maximum of 6 years.

(p)	Property and equipment:

Property and equipment includes the amount of land, real estate, furniture, computer equipment and other installations owned by the consolidated entities and which are for own use. These assets are stated at historical cost less depreciation and accumulated impairment. This cost includes expenses than have been directly attributed to the asset’s acquisition.

Depreciation is recognized in the Interim Consolidated Statements of Income on a straight-line basis over the estimated useful lives of each part of an item of property and equipment.

Estimated useful lives for 2021 and 2020 are as follows:

- Buildings	50 years
- Installations	10 years
- Equipment	5 years
- Supplies and accessories	5 years

Maintenance expenses relating to those assets held for own uses are recorded as expenses in the year in which they are incurred.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

2.	Summary of Significant Accounting Principles, continued:

(q)	Deferred taxes and income taxes:

The income tax provision of the Bank and its subsidiaries has been determined in conformity with current legal provisions.

The Bank and its subsidiaries recognize, when appropriate, deferred tax assets and liabilities for future estimates of tax effects attributable to temporary differences between the book and tax values of assets and liabilities. Deferred tax assets and liabilities are measured based on the tax rate expected to be applied, in accordance with current tax law, in the year that deferred tax assets are realized or liabilities are settled. The effects of future changes in tax legislation or tax rates are recognized in deferred taxes starting on the date of publication of the law approving such changes.

Deferred tax assets are recognized only when it is likely that future tax profits will be sufficient to recover deductions for temporary differences. According to instructions from the CMF, deferred taxes are presented in the Interim Consolidated Statement of Financial Position according to IAS 12 “Income Tax”.

(r)	Assets received in lieu of payment:

Assets received or awarded in lieu of payment of loans and accounts receivable from customers are recorded, in the case of assets received in lieu of payment, at the price agreed by the parties, or otherwise, when the parties do not reach an agreement, at the amount at which the Bank is awarded those assets at a judicial auction.

Assets received in lieu of payment are classified under “Other Assets” and they are recorded at the lower of its carrying amount or net realizable value, less charge-off and presented net of a portfolio valuation allowance. The CMF requires regulatory charge-offs if the asset is not sold within a one year of foreclosure.

(s)	Investment properties:

Investments properties are real estate assets held to earn rental income or for capital appreciation or both, but are not held-for-sale in the ordinary course of business or used for administrative purposes. Investment properties are measured at cost, less accumulated depreciation and losses due to impairment and are presented under “Other Assets”.

(t)	Debt issued:

Financial instruments issued by the Bank are classified in the Interim Consolidated Statement of Financial Position under “Debt issued” items, where the substance of the contractual arrangement results in the Bank having an obligation either to deliver cash or another financial asset to the holder or to satisfy the obligation other than by the exchange of a fixed amount of cash.

Debt issued is subsequently measured at amortized cost using the effective interest rate. Amortized cost is calculated by taking into account any discount or premium on the issue and costs that are an integral part of the effective interest rate.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

2.	Summary of Significant Accounting Principles, continued:

(u)	Provisions and contingent liabilities:

Provisions are liabilities involving uncertainty about their amount or maturity. They are recorded in the Interim Consolidated Statement of Financial Position when the following requirements are jointly met:

i)	a present obligation has arisen from a past event;

ii)	as of the date of the financial statements it is probable that the Bank or its subsidiaries have to disburse resources to settle the obligation; and

iii)	the amount can be reliably measured.

A contingent asset or liability is any right or obligation arising from past events whose existence will be confirmed by one or more uncertain future events which are not within the control of the Bank.

Contingent credits are understood as operations or commitments in which the Bank assumes a credit risk by committing itself to third parties, in the event of a future event, to make a payment or disbursement that must be recovered from its clients.

The following are classified as contingent credits in the complementary information:

i.	Guarantees and sureties: Comprises guarantees, sureties and standby letters of credit. In addition it includes payment guarantees for purchases in factoring transactions.

ii.	Confirmed foreign letters of credit: Corresponds to letters of credit confirmed by the Bank.

iii.	Documentary letters of credit: Includes documentary letters of credit issued by the Bank which have not yet been negotiated.

iv.	Documented guarantee with promissory notes.

v.	Undrawn credit lines: The unused amount of credit lines that allow customers to draw without prior approval by the Bank (for example, using credit cards or overdrafts in checking accounts).

vi.	Other credit commitments: Amounts not yet lent under committed loans, which must be disbursed at an agreed future date when events contractually agreed upon with the customer occur, such as in the case of irrevocable lines of credit linked to the progress of projects, or credits for higher studies referred to in Law No. 20,027.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

2.	Summary of Significant Accounting Principles, continued:

(u)	Provisions and contingent liabilities, continued:

vii.	Other contingent loans: Includes any other kind of commitment by the Bank which may exist and give rise to lending when certain future events occur. In general, this includes unusual transactions such as pledges made to secure the payment of loans among third parties or derivative contracts made by third parties that may result in a payment obligation and are not covered by deposits.

Exposure to credit risk on contingent loans:

In order to calculate provisions on contingent loans, as indicated in Chapter B-3 of the Accounting Standards Compendium of the CMF, the amount of exposure that must be considered shall be equivalent to the percentage of the amounts of contingent loans indicated below:

Type of contingent loan	Exposure
a) Guarantors and pledges	100%
b) Confirmed foreign letters of credit	20%
c) Documentary letters of credit issued	20%
d) Guarantee deposits	50%
e) Undrawn credit lines	35%
f) Other loan commitments:
- College education loans Law No. 20,027	15%
- Others	100%
g) Other contingent loans	100%

Notwithstanding the above, when dealing with transactions performed with customers with overdue loans as indicated in Chapter B-1 of the Accounting Standards Compendium of the CMF, that exposure shall be equivalent to 100% of its contingent loans.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

2.	Summary of Significant Accounting Principles, continued:

(v)	Provisions for minimum dividends:

According with the Accounting Standards Compendium of the CMF, the Bank records within liabilities the portion of net income for the year that should be distributed to comply with the Corporations Law or its dividend policy. For these purposes, the Bank establishes a provision in a complementary equity account within retained earnings.

Distributable net income is considered for the purpose of calculating a minimum dividends provision, which is defined as that which results from reducing or adding to net income the value of price-level restatement for the concept of restatement or adjustment of paid-in capital and reserves for the year.

(w)	Employee benefits:

(i)	Staff accrued vacations

The annual costs of vacations and staff benefits are recognized on an accrual basis.

(ii)	Short-term benefits

The Bank has a yearly bonus plan for its employees based on their ability to meet objectives and their individual contribution to the company’s results, consisting of a given number or portion of monthly salaries. It is provisioned for based on the estimated amount to be distributed.

(iii)	Staff severance indemnities

The Bank has recorded a liability for long-term severance indemnities in accordance with employment contracts it has with certain employees. The liability, which is payable to specified retiring employees with 30 or 35 years of service, is recorded at the present value of the accrued benefits, which are calculated by applying a real discount rate to the benefit accrued as of year-end over the estimated average remaining service year.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

2.	Summary of Significant Accounting Principles, continued:

(w)	Employee benefits, continued:

(iii)	Staff severance indemnities, continued:

Obligations for this defined benefits plan are valued according to the projected unit credit actuarial valuation method, using inputs such as staff turnover rates, expected salary growth in wages and probability that this benefit will be used, discounted at current long-term rates (5.50% as of September 31, 2021 and 2.31% as of December 31, 2020).

The discount rate used corresponds to the rate of 10-year Chilean Central Bank Bonds in pesos (BCP).

Losses and gains caused by changes in actuarial variables are recognized in Other Comprehensive Income. There are no other additional costs that must be recognized by the Bank.

(x)	Earnings per share:

The basic earnings per share is determined by dividing the net income attributed to the Bank’s owners in a period and the weighted average number of shares outstanding during that period.

Diluted earnings per share are determined similarly to basic earnings, but the weighted average number of outstanding shares is adjusted to take into account the potential dilutive effect of the options on shares, warrants and convertible debt. As of September 30, 2021 and December 31, 2020 there are no concepts to adjust.

(y)	Interest revenue and expense:

Interest income and expenses are recognized in the income statement using the effective interest rate method. The effective interest rate is the rate which exactly discounts estimated future cash payments or receipts through the expected life of the financial instrument (or a shorter period) where appropriate, to the carrying amount of the financial asset or financial liability. To calculate the effective interest rate, the Bank determines cash flows by taking into account all contractual conditions of the financial instrument, excluding future credit losses.

The effective interest rate calculation includes all fees and other amounts paid or received that form part of the effective interest rate. Transaction costs include incremental costs that are directly attributable to the purchase or issuance of a financial asset or liability.

For its impaired portfolio and high risk loans and accounts receivables from clients, the Bank has applied a conservative position of discontinuing accrual-basis recognition of interest revenue in the income statement; they are only recorded once received. In accordance with the above, suspension occurs in the following cases:

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

2.	Summary of Significant Accounting Principles, continued:

(y)	Interest revenue and expense, continued:

Loans with individual evaluation:

●	Loans classified in categories C5 and C6: Accrual is suspended by the sole fact of being in the impaired portfolio.
●	Loans classified in categories C3 and C4: The accrual is suspended after have fulfilled three months in the impaired portfolio.

Group evaluation loans:

●	Any credit, with the exception of those that have real guarantees that reach at least 80%: The accrual is suspended when the credit or one of its installments has reached six months of delay in its payment.

Notwithstanding the above, in the case of loans subject to individual evaluation, recognition of income from accrual of interest and readjustments can be maintained for loans that are being paid normally and which correspond to obligations whose cash flows are independent, as can occur in the case of project financing.

The suspension of recognition of revenue on an accrual basis means that, while the credits are kept in the impaired portfolio, the related assets included in the Consolidated Statement of Financial Position will increase with no interest, or fees and adjustments in the Consolidated Statements of Income, and income will not be recognized for these items, unless they are actually received.

(z)	Fees and commissions:

Revenue and expenses from fees are recognized in the Interim Consolidated Statement of Income using the criteria established in IFRS 15 “Revenue from contracts with customers”.

Under IFRS 15, revenues are recognized considering the terms of the contract with customers. Revenue is recognized when or as the performance obligation is satisfied by transferring the goods or services committed to the customer.

Under IFRS 15, revenues are recognized using different criteria depending on their nature. The most significant are:

−	Those that correspond to a singular act, when the act that originates them takes place.
−	Those that originate in transactions or services that are extended over time, during the life of such transactions or services.
−	Commissions on loan commitments and other fees related to credit operations are deferred (together with the incremental costs directly related to the placement) and recognized as an adjustment to the effective interest rate of the placement. In the case of loan commitments, when there is no certainty of the date of effective placement, the commissions are recognized in the period of the commitment that originates it on a linear basis.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

2.	Summary of Significant Accounting Principles, continued:

(z)	Fees and commissions, continued:

The fees registered by the Bank correspond mainly to:

−	Commissions for lines of credit and overdrafts: they are accrued in the period related to the granting of lines of credit and overdrafts in current account.
−	Commissions for guarantees and letters of credit: they are accrued in the period related to the granting of payment guarantees for real or contingent obligations of third parties.
−	Commissions for card services: correspond to commissions earned and accrued during the period, related to the use of credit, debit and other cards.
−	Commissions for account management: includes commissions for the maintenance of current accounts and other deposit accounts.
−	Commissions for collections, collections and payments: correspond to collection, collection and payments services provided by the Bank.
−	Commissions for intermediation and management of securities: correspond to income from brokerage service, placements, administration and custody of securities.
−	Remuneration for insurance commercialization: Income generated by the sale of insurance is included.
−	Commissions for investments in mutual funds and others: corresponds to commissions originated in the administration of mutual funds.
−	Other commissions earned: Income generated by currency changes, financial advice, use of distribution channels, use of trademark agreement and placement of financial products and cash transfers and recognition of payments associated with commercial alliances, among others, are included.

Fees for commissions include:

−	Remuneration for card operations: commissions paid for the operation of credit and debit cards are included.
−	Inter-bank transactions: Corresponds to commissions paid to the automatic clearing house for transactions carried out.
−	Commissions for operations with securities: commissions for deposit and custody of securities and brokerage of securities are included.
−	Other commissions: commissions for collection, payments and other online services are included.

(aa)	Identifying and measuring impairment:

Financial assets, different to loans to customers

Financial assets are reviewed throughout each year, and especially at each reporting date, to determine whether there is objective evidence of impairment as a result of a loss event that occurred after the initial recognition of the asset and the loss event had an impact on the estimated future cash flows of the financial asset that can be reliably calculated.

An impairment loss for financial assets (different to loans to customers) recorded at amortized cost is calculated as the difference between the asset’s carrying amount and the present value of the estimated future cash flows, discounted using the effective interest rate original.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

2.	Summary of Significant Accounting Principles, continued:

(aa)	Identifying and measuring impairment, continued:

An impairment loss on a financial asset available-for-sale is calculated based on its fair value. In this case, the objective evidence includes a significant and prolonged decline, under the original investment cost in the fair value of the investment.

If there is evidence of impairment, any amount previously recognized in equity, net gains (losses) not recognized in the income statement, are removed from equity and recognized in the income statement for the year, presenting as net gains (losses) related to financial assets available-for-sale. This amount is determined as the difference between the acquisition cost (net of any repayment and amortization) and the current fair value of the asset, less any impairment loss on that investment that has been previously recognized in the Income Statement.

When the fair value of the available-for-sale debt security recovers to, at least, amortized cost, it is no longer considered impaired and subsequent changes in fair value are recognized in equity.

All impairment losses are recognized in the incomes statement. Any cumulative loss related to available-for-sale financial assets recognized previously in equity is transferred to the incomes statement.

An impairment loss can only be reversed if it can be related objectively to an event occurring after the impairment loss was recognized. The amount of the reversal is recorded in profit or loss up to the amount previously recognized as impairment. An impairment loss is reversed if, in a subsequent period, the fair value of the debt instrument classified as available-for-sale increases and the increase can be objectively related to an event occurring after the impairment loss was recognized in profit or loss.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

2.	Summary of Significant Accounting Principles, continued:

(aa)	Identifying and measuring impairment, continued:

Non-financial assets

The carrying amounts of the non-financial assets of the Bank and its subsidiaries, excluding investment properties and deferred tax assets, are reviewed throughout the year and especially at each reporting date, to determine if any indication of impairment exists. If such indication exists, the recoverable amount of the asset is then estimated.

Impairment losses recognized in prior years are assessed at each reporting date in search of any indication that the loss has decreased or disappeared. An impairment loss is reversed if there has been a change in the estimations used to determine the recoverable amount. An impairment loss is reverted only to the extent that the book value of the asset does not exceed the carrying.

The Bank assesses at each reporting date and on an ongoing basis whether there is an indication that an asset may be impaired. If any indication exists, the Bank estimates the asset’s recoverable amount. An asset’s recoverable amount is the major value between fair value (less costs to sell) and its value in use. Where the carrying amount of an asset exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount. In assessing value in use, the estimated cash flows are discounted to their present value using a discount rate that reflects the current market assessments of the time value of money and risks specific to the asset. In determining fair value less costs to sell, an appropriate valuation model is used. These calculations are corroborated by valuation multiples, share prices and other available fair value indicators.

Impairment losses related to goodwill cannot be reversed in future years.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

2.	Summary of Significant Accounting Principles, continued:

(ab)	Financial and operating leases:

(i) The Bank acting as lessor

Assets leased to customers under agreements which transfer substantially all the risks and rewards of ownership, with or without ultimate legal title, are classified as financial lease. When assets held are subject to a finance lease, the leased assets are no longer recognized and a receivable is recognized which is equal to the present value of the minimum lease payments, discounted at the interest rate implicit in the lease. Initial direct costs incurred in negotiating, and arranging a finance lease are incorporated into the receivable through the discount rate applied to the lease. Finance lease income is recognized over the lease term based on a pattern reflecting a constant periodic rate of return on the net investment in the finance lease.

Assets leased to customers under agreements which do not transfer substantially all the risks and rewards of ownership are classified as operating lease.

The leased investment properties, under the operating lease modality, are included in the statement of financial position as “Other assets” and depreciation is determined on the book value of these assets, applying a proportion of the value in a systematic way on the economic use of the estimated useful life. Lease income is recognized on a straight-line basis over the lease term.

(ii) The Bank acting as lessee

A contract is, or contains a lease, if one party has the right to control the use of an identified asset for a period of time in exchange for a regular payment.

On the start date of a lease, a right-to-use assets leased is determined at cost, which includes the amount of the initial measurement of the lease liability plus other disbursements made.

The amount of the lease liability is measured at the present value of future lease payments that have not been paid on that date, which are discounted using the Bank’s incremental financing interest rate.

The right-of-use asset is measured using the cost model, less accumulated depreciation and accumulated losses due to impairment of value, depreciation of the right-of-use asset, is recognized in the Income Statement based on the linear depreciation method from the start date and until the end of the lease term.

The monthly variation of the UF for the contracts established in said monetary unit should be treated as a new measurement, therefore the UF readjustment modifies the value of the lease liability, and in parallel, the amount of the right-of-use asset must be adjusted by this effect.

After the start date, the lease liability is measured by lowering the carrying amount to reflect the lease payments made and the modifications to the lease.

According to IFRS 16 “Leases” the bank does not apply this rule to contracts whose duration is 12 months or less and those that contain an underlying asset of low value. In these cases, payments are recognized as a lease expense.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

2.	Summary of Significant Accounting Principles, continued:

(ac)	Fiduciary activities:

The Bank provides trust and other fiduciary services that result in the holding or investing of assets on behalf of the clients. Assets held in a fiduciary capacity are not reported in the financial statements, as they are not the assets of the Bank. Contingencies and commitments arising from this activity are disclosed in Note No. 26 letter (a).

(ad)	Customer loyalty program:

The Bank maintains a loyalty program to provide incentives to its customers, which allows to acquire goods and/or services, based on the exchange of prize points (“Dolares-Premio”), which are granted based on the purchases made with Bank’s credit cards and the compliance of certain conditions established in said program. The consideration for the prizes is made by a third party. In accordance with IFRS 15, these associated benefit plans have the necessary provisions to meet the delivery of committed future performance obligations.

(ae)	Additional provisions:

In accordance to the CMF regulations, the banks have recorded additional allowances for its individually evaluated loan portfolio, taking into consideration the expected impairment of this portfolio. The calculation of this allowance is performed based on the Bank’s historical experience and considering possible future adverse macroeconomic conditions or circumstances that could affect a specific sector.

The provisions made in order to forestall the risk of macroeconomic fluctuations should anticipate situations reversal of expansionary economic cycles in the future, could translate into a worsening in the conditions of the economic environment and thus, function as a countercyclical mechanism accumulation of additional provisions when the scenario is favorable and release or assignment to specific provisions when environmental conditions deteriorate.

According to the above, additional provisions must always correspond to general provisions on commercial, consumer or mortgage loans, or segments identified, and in no case may be used to offset weaknesses of the models used by the Bank.

As of September 30, 2021 the additional provisions amounted Ch$460,252 million (Ch$320,252 million in December 2020), which are presents in the item “Provisions” of the liability in the Interim Consolidated Statement of Financial Position. See Notes Relevant Events and Note Provisions.

(af)	Reclassifications:

There have not been significant reclassifications at September 30, 2021.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

3.	New Accounting Pronouncements:

Standards approved and/or modified by the International Accounting Standards Board (IASB) and by the Chilean Commission for the Financial Market (CMF):

Standards and interpretations that have been adopted in these Interim Consolidated Financial Statements.

As of the date of issuance of these Interim Consolidated Financial Statements, the new accounting pronouncements issued by both the IASB and the CMF, which have been adopted by the Bank and its subsidiaries, are detailed below:

Accounting standards issued by IASB.

IFRS 9 Financial Instruments, IFRS 7 Financial Instruments: Disclosures and IAS 39 Financial Instruments: Recognition and Measurement IFRS 4 Insurance Contracts and IFRS 16 Leases. Interest Rate Benchmark Reform.

In August 2020, the IASB issued a set of amendments related to phase 2 of the Benchmark Reform of Interbank Offering Rates (IBOR) and other benchmark interest rates amending IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16.

The amendments complement the changes issued during 2019 and focus on the effects on the financial statements when a company replaces the old interest rate benchmark with an alternative benchmark rate. The amendments in phase two refer to changes that affect the contractual cash flows. A company does not need to write off / adjust the book value of financial instruments for changes, but rather update the effective interest rate to reflect the change to an alternative benchmark. In the case of hedge accounting, a company does not need to discontinue hedge accounting when making the changes required by the reform if the hedge meets other hedge accounting criteria. Regarding disclosures, the company must disclose information about the new risks arising from the reform and how it manages the transition to the alternative benchmark rates.

The amendments are effective for annual reporting periods beginning on or after January 1, 2021. Early adoption of modifications is also allowed.

The Bank has been working on the transition of reference rates, implementing an action plan that includes, among other aspects, identifying the main exposures and risks related to the LIBOR transition, developing products linked to the new reference rate, adaptation of systems, reviewing of current contracts and renegotiation with some clients, which will allow us to face the challenges imposed by the changes in the reference rates.

IFRS 16 Leases. Extends the one-year term of Covid-19-related lease concessions.

In March 2021, the IASB published modifications to IFRS 16 that allow the accounting of concessions or rental facilities due to the effect of the pandemic declared by Covid-19 to be extended until June 30, 2022. The original amendment to IFRS 16 was issued in May 2020 and applied to lease contract facilities that reduce only lease payments due until June 30, 2021.

The implementation of this amendment did not have material impact on the Bank and its subsidiaries.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

3.	New Accounting Pronouncements, continued:

Other instructions issued by the CMF - Letters to Management.

Treatment of provisions and other effects of financing under the FOGAPE Reactivation program.

1) By letter to Management dated April 23, 2021, the CMF reported transitory measures for the exceptional treatment of loan allowances in the commercial portfolio, in order to facilitate the implementation of payment alternatives for debtors who meet certain requirements.

The conditions for using the flexibility measures for the treatment of allowances are:

-	Fully evaluate the financial and credit condition of the debtors who will be eligible for the granting of the flexibilization conditions. It is not allowed to include debtors in default in accordance with the regulations.
-	Debtors who are up to date or have a default of no more than 30 days at the time of rescheduling.
-	Grace periods or postponement credits, of this measure or another, may not add up to more than 6 consecutive months.
-	Have special consideration with those debtors who have availed themselves of previous postponement measures, and must have demonstrated a good behavior in the payment of their installments during the period between postponements.

In the case of grace periods or postponement credits, and depending on the methodology used in accounting for provisions (standard or internal method) for the group portfolio, the computation of arrears and the expected loss parameters will remain constant until that the payment system is normalized. Once the payment deferral period has elapsed and if the debtor does not pay the next obligation to be due, it must be recognized in the next installment of default to the one found in the standard matrix or in the corresponding provision model at the time of flexibilization in order to recognize their credit risk.

In the case of debtors evaluated on an individual basis, their risk category will be maintained at the time of rescheduling until the payment regime is normalized, which does not prevent that for the grace periods and deferral credit from being reclassified to the corresponding category, in the event of signs of worsening in the debtor’s ability to pay and other variables considered in the internal methods.

Postponements or rescheduling, in its different modalities, including those that allow to lower the financial burden of the debtors, as long as they comply with the indicated conditions, will not be considered forced renegotiations and therefore, will not lead to the classification of said debtors in default.

The validity of the exceptional period for the treatment of provisions is until July 31, 2021.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

3.	New Accounting Pronouncements, continued:

2) By letter to Management dated August 13, 2021, the CMF established that considering that the Regulation was modified by Supreme Decree No. 254 dated June 26, 2021, allowing guaranteed financing to companies that file up to 89 days past due, to the extent that its annual sales are less than 25,000 UF, and may also contemplate grace periods, it is considered essential to distinguish the prudential treatment applicable to those operations that are granted under such conditions.

To determine the provisions of the amounts guaranteed by FOGAPE Reactivation applicable to those financing operations granted by banks under the new conditions indicated in the Regulations, the following treatment of provisions was established:

To determine the provisions for the amounts guaranteed by FOGAPE Reactivation, banks may consider substituting the credit quality of the debtors for that of FOGAPE, for all types of financing indicated, up to the amount covered by the referred guarantee. Naturally, the option to consider the risk attributable to FOGAPE may be made while said guarantee is in force, without considering the capitalized interest, as provided in article 17 of the Regulations.

Likewise, for the computation of the provisions of the amount not covered by the guarantee, corresponding to the debtors, the treatment must be differentiated according to the level of arrears of the refinanced loan and the grace period, which must consider the cumulative consecutive months of grace between the refinanced credit and other previous measures. For this purpose, the following situations should be considered:

-	Refinancing with less than 60 days past due and less than 180 days of grace.

When the institution granting the refinancing is the current creditor, depending on the methodology used in accounting for provisions (standard or internal method) for the group portfolio, the computation of the default and the expected loss parameters will remain constant at the time of refinancing, as long as no payment is required.

In the case of debtors evaluated on an individual basis, their risk category will be maintained at the time of rescheduling, which does not prevent them from being reclassified to the corresponding category, due to a worsening of their payment capacity.

-	Refinancing between 60 and 89 days past due or grace periods greater than 180 days and less than 360 days.

The guidelines established in the previous point will be applied, and at least one of the following conditions must also be met:

i.	The bank in its credit granting policies consider at least the following aspects:

a.	A robust procedure for the categorization of viable debtors, which take into account at least the sector and its solvency and liquidity situation.
b.	Efficient mechanisms for monitoring the debtor’s situation, with formally defined internal governance.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

3.	New Accounting Pronouncements, continued:

ii.	Interest is charged in the months of grace, in accordance with the guidelines established in letter a) of Article 15 of the Regulations, or there is a demand for payment in another credit with the bank. In the latter case, if non-compliance is observed, the carry-over rules contained in numerals 2.2 and 3.2 of Chapter B-1 of the CNC must be considered, depending on whether it is a loan subject to individual or group evaluation, respectively.

-	Refinances with grace periods of more than 360 days.

The bank must apply the provisions established in Chapter B-1 of the CNC, considering the operation as forced renegotiation and, therefore, apply the provisions that correspond to the portfolio in default.

Other regulations adopted.

Law No. 21,320

On April 20, 2021, Law No. 21,320 that modifies consumer protection law (Law No. 19,496), prohibiting and limiting certain extrajudicial debt collection actions was enacted. Among other matters, this new law (i) limits the number and type of out-of-court collection measures, (ii) requires keeping detailed records of such actions up to two years after they have been initiated, and (iii) prohibits continuing with out-of-court collection actions once a collection has been initiated in court.

In the Bank’s opinion, this legislation could affect its ability to recover non-performing loans from the loan portfolio granted to individuals and SMEs, affect portfolio expenses, as well as increase collection costs.

Law No. 21,342

On June 1, 2021, Law No. 21,342 was published in the Official Newspaper, which established the obligation to implement an occupational health safety protocol for the gradual and safe return of employees to their workplace within the framework of the health alert decreed on the occasion of the Covid-19 disease. The aforementioned law established, among other matters, the obligation to contract mandatory insurance in favor of employees who carry out their work in-person, to finance or reimburse the costs of hospitalization and rehabilitation of the employees associated with the Covid-19 disease, in the terms and scope indicated in said standard. The implementation of this law had no material impact for the Bank and its subsidiaries.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

3.	New Accounting Pronouncements, continued:

New standards and interpretations that have been issued but its date of application have not yet come into force:

The following is a summary of new standards, interpretations and improvements to the International Financial Reporting Standards issued by IASB that are not yet effective as of September 30, 2021, are detailed below:

Accounting standards issued by IASB.

IAS 28 — Investments in Associates and Joint Venture, and IFRS 10 — Consolidated Financial Statements.

In September 2014, the IASB published this modification, which clarifies the scope of the profits and losses recognized in a transaction that involves an associate or joint venture, and that this depends on whether the asset sold or contribution constitutes a business. Therefore, the IASB concluded that all gains or losses should be recognized against loss of control of a business. Likewise, the gains or losses that result from the sale or contribution of a subsidiary that does not constitute a business (definition of IFRS 3) to an associate or joint venture should be recognized only to the extent of unrelated interests in the associate or joint venture.

During December 2015, the IASB agreed to set the effective date of this modification in the future, allowing its immediate application.

The Bank and its subsidiaries will have no impact on the Interim Consolidated Financial Statements as a result of the application of this amendment.

Limited Scope Amendments and Annual Improvements 2018-2020.

In May 2020, the IASB published a package of amendments of limited scope, as well as the 2018-2020 Annual Improvements, whose changes clarify the wording or correct minor consequences, omissions or conflicts between the requirements of the Standards.

Among other modifications, it contains amendments to IAS 37 Provisions, Contingent Liabilities and Contingent Assets which specify the costs that an entity should include when evaluating whether a contract will cause losses, these costs include those that are directly related to the contract and may be costs incremental performance of that contract (for example, direct labor and materials), or an allocation of other costs that are directly related to the performance of contracts (for example, the allocation of the depreciation charge for an item of property, plant and equipment used to fulfill the contract).

These amendments will be effective as of January 1, 2022 and it is estimated that the Bank and its subsidiaries will not have significant impacts on the Interim Consolidated Financial Statements as a result of the application of these amendments.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

3.	New Accounting Pronouncements, continued:

IAS 1 Presentation of Financial Statements and IFRS Practice Statement No. 2. Accounting Policy Disclosures.

In February 2021, the IASB published amendments to IAS 1 to require companies to disclose material information on accounting policies, the foregoing in order to improve the disclosures of their accounting policies and provide useful information to investors and other users of financial statements.

To help entities apply the amendments to IAS 1, the Board also amended IFRS Practice Statement No. 2 to illustrate how an entity can judge whether accounting policy information is material to its financial statements.

The amendments to IAS 1 will be effective for Financial Statement presentation periods beginning on or after January 1, 2023. Early application is permitted. If an entity applies those amendments to prior periods, it must disclose that fact.

The application of this amendment will not generate material impacts on the disclosure of accounting policies in the Interim Consolidated Financial Statements of the Bank and its subsidiaries.

IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors. Definition of Accounting Estimate.

In February 2021, the IASB incorporated changes to the definition of accounting estimates contained in IAS 8, the amendments to IAS are intended to help entities distinguish changes in accounting estimates from changes in accounting policies.

The amendments to IAS 8 will be effective for Financial Statement presentation periods beginning on or after January 1, 2023. Early application is permitted.

The application of this amendment will not have an impact on the Interim Consolidated Financial Statements of the Bank and its subsidiaries.

IAS 12 Income Tax.

In May 2021 the IASB published amendments to IAS 12, to specify how companies should account for deferred taxes on transactions such as leases and decommissioning obligations.

IAS 12 Income Tax specifies how a company accounts for income tax, including deferred tax, which represents tax to be paid or recovered in the future. In certain circumstances, companies are exempt from recognizing deferred taxes when they first recognize assets or liabilities. Prior to the amendment, there was some uncertainty as to whether the exemption applied to transactions such as leases and decommissioning obligations, transactions for which companies recognize both an asset and a liability.

The amendments clarify that the exemption does not apply and that companies are required to recognize deferred taxes on such transactions. The purpose of the amendments is to reduce the diversity in reporting deferred tax on leases and decommissioning obligations.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

3.	New Accounting Pronouncements, continued:

The modifications are effective for the periods of presentation of the Financial Statements that begin as of January 1, 2023, early application is allowed.

The implementation of this amendment will have no material impact on the Bank and its subsidiaries.

Accounting standards issued by the CMF.

Amends Compendium of Accounting Standards for Banks.

On December 20, 2019, the CMF published Circular No. 2,243, which updates the instructions of the Accounting Standards Compendium (CNC) for Banks.

The changes seek achieve greater convergence with IFRS, as well as an improvement in the quality of financial information, to contribute to the financial stability and transparency of the banking system.

The main changes introduced to the CNC correspond to:

1)	Incorporation of IFRS 9 with the exception of the Chapter 5.5 on impairment of loans classified as “financial assets at amortized cost”. This exception is mainly due to prudential criteria set by the CMF. These criteria have given rise, over time, to the establishment of standard models that the banking institutions must apply to determine the impairment of the loan portfolio (Chapter B-1 of the CNC, for provisions).

2)	Changes in the presentation formats of the Statement of Financial Position and Income Statement, when adopting IFRS 9 in replacement of IAS 39.

3)	Incorporation of new presentation formats for the Statement of Other Comprehensive Income and the Statement of Changes in Equity and guidelines on financing and investment activities for the Statement of Cash Flows.

4)	Incorporation of a financial report “Management Comments” (according to the IASB Practice Document No. 1), which will complement the information provided by the interim and annual financial statements.

5)	Modifications of some notes of the financial statements, among which are: Financial assets at amortized cost and Risk management, in order to better comply with the disclosure criteria contained in the IFRS 7. In addition, disclosures about related parties are aligned according to IAS 24.

6)	Changes in the accounting plan of Chapter C-3 of the CNC, both in the accounts coding as well as in their description. The foregoing corresponds to the detailed information of the formats for the Statement of Financial Position, the Income Statement and the Statement of Other Comprehensive Income.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

3.	New Accounting Pronouncements, continued:

7)	Modification of the criteria for the suspension of the recognition of interest income and UF indexation on an accrual basis, for any credit with a default equal to or greater than 90 days (Chapter B-2 of the CNC). Currently, the suspension of the recognition of interests and UF indexation occurs after 180 days.

8)	Adaptation of the limitations and precisions to the use of IFRS contained in Chapter A-2 of the CNC.

In accordance with that established under the Circular No. 2,249 dated April 20, 2020, the new standard will be applicable from January 1, 2022, with a transition date of January 1, 2021, for purposes of the comparative Financial Statements that must be published from March 2022.

Nevertheless, the change in criteria for the suspension of the recognition of interest income and UF indexation on an accrual basis as provided in Chapter B-2, shall be adopted no later than January 1, 2022.

On October 7, the CMF issued Circular No. 2,295, which updates the Compendium of Accounting Standards for Banks (CNCB) that is in force from 2022 and introduces various adjustments to the files of the Information System Manual.

In this way, the accounting information necessary to agree the Financial Statements with the full implementation of Basel III is incorporated, in addition to making some clarifications in its instructions, arising both from the internal analysis and from inquiries received from actors of the banking system.

Likewise, this Circular adds a term to implement the criterion for grouping debtors whose aggregate exposure must be measured jointly, established in literal i) of No. 3 of Chapter B-1, which must be considered as of January 1 July 2022.

Regarding the modifications introduced in files, tables and form of the Manual of the Information System for Banks, they must be considered based on the information referred to the month of January 2022, which will be sent during the month of February 2022.

The Bank and its subsidiaries have structured an implementation project and have established various Committees to ensure its proper execution. All this in order to comply with the new standards required for the preparation and presentation of the Financial Statements. The application of the rule of suspension of the recognition of interest and UF indexation on an accrual basis after 90 days of default will not have a significant impact on the Interim Consolidated Financial Statements.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

3.	New Accounting Pronouncements, continued:

Standards related to the implementation of Basel III.

During 2019, the CMF began the regulatory process for the implementation of Basel III standards in Chile, in accordance with the established on Law No. 21,130 that modernizes banking legislation. The new Law adopts the international standards in banking regulation and supervision.

On March 30, 2020, the CMF reported that, in coordination with the Central Bank of Chile, it resolved to postpone the implementation of the Basel III requirements for one year and maintain the general regulatory framework in force for banking capital requirements until December 2021.

On December 1, 2020, the CMF finalized the process of issuing the necessary regulations for the implementation of the new capital framework. The culmination of this regulatory process, which began with the first standard in public consultation in August 2019, represents a relevant step in strengthening the solvency and stability of the financial system. The new capital framework will allow for a more solid and robust banking system, a fundamental condition to face the impacts of the economic downturn with better tools.

The new standards, in addition to demanding higher levels of capitalization from banks, governance and information to the market; facilitate access to new and better sources of financing; harmonize the requirements between subsidiaries of foreign banks and local banks; and they contribute to the internationalization process of Chilean banking.

As of the date of issuance of these Interim Consolidated Financial Statements, the CMF has issued the following circulars related to the Basel III regulations:

Circular 2,270. Issued on September 11, 2020, the CMF issued the standard that sets the general criteria and guidelines for the determination of additional equity requirements as a result of the supervision process, called Pillar 2.

This standard updates Chapter 1-13 “Management and solvency classification” and introduces the new Chapter 21-13 “Evaluation of the adequacy of effective equity of banks” to the RAN.

This standard also establishes that the effective equity self-assessment report to be submitted by banks during 2021 will be based only on credit risk, and the one for 2022 will additionally incorporate market and operational risks. As of 2023, the report with all its sections will be required, considering all the material risks of the institution.

Circular No. 2,272. September 25, 2020, the CMF published the regulations that define the operating procedures for the calculation, implementation and supervision of additional capital charges, known as capital buffers (Conservation Buffer and a Countercyclical Buffer).

This rule incorporates Chapter 21-12 “Additional basic capital, articles 66 bis and 66 ter of the LGB” into the RAN.

This rule establishes that, as of December 1, 2021, the requirement of the Conservation Buffer will be 0.625%, increasing by the same percentage each year, until reaching the regime on December 1, 2024. The same transitory requirement will apply to the maximum value of the Countercyclical Buffer that can be defined by the Chile Central Bank.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

3.	New Accounting Pronouncements, continued:

Circular No. 2,273. On October 5, 2020, the CMF issued the norm that regulates the calculation of the relationship between basic capital and total assets (leverage ratio). Incorporates Chapter 21-30 “Relationship between basic capital and total assets” into the RAN. The standard introduces improvements both in the measurement of basic capital (numerator) and of the bank’s total assets (denominator).

This standard is effective as of December 1, 2020, without prejudice to the transitory measures for the calculation of regulatory capital, contemplated in Title V of Chapter 21-1 “Equity for legal and regulatory purposes” of the RAN.

Circular No. 2,274. On October 8, 2020, the CMF established the guidelines for calculating equity for legal and regulatory purposes, debugging items of low quality or whose value is uncertain in a settlement scenario and sets prudential rules for concentration, in accordance with the current legal framework. Incorporates Chapter 21-1 “Equity for legal and regulatory purposes” replacing Chapter 12-1 “Equity for legal and regulatory purposes” into the RAN.

The first adjustment must be made on December 1, 2022, corresponding to 15% of the discounts. This amount will increase to 30% on December 1, 2023 and 65% on December 1, 2024, until reaching full implementation as of December 1, 2025.

Circular No. 2,276. On November 2, 2020, the CMF, with the prior favorable agreement of the Central Bank of Chile, established the dispositions that have as a reference framework the evaluation methodology established by the Basel Committee on Banking Supervision and international practice, considered for the identification and treatment of banks classified as systemically important at the local level. It incorporates into the RAN Chapter 21-11 “Factors and methodology for banks or group of banks rated as systemically important and requirements that may be imposed as a result of this rating”.

The requirements derived from the first application may be gradually established. The initial charge in December 2021 will be 0% and will increase by 25% each year until reaching the regime in December 2025.

Circular No. 2,279. On November 24, 2020, the CMF incorporated Chapter 21-2 into the RAN, which contains the minimum requirements and conditions that preference shares and bonds with no fixed maturity term must satisfy in article 55 bis of the General Banking Act and Chapter 21-3 of the RAN which contains the minimum requirements and conditions that subordinate bonds must satisfy in article 55 of the General Banking Act, this chapter repeals and replaces chapter 9-6 of the RAN. These regulations came into effect on December 1, 2020, the date on which banks determined the level of capital AT1 and T2 that is applicable, in accordance with the provisions of the regulations.

During the first year of application, subordinated bonds and voluntary provisions may be computed as equivalent to AT1 instruments, with a limit of 1.5% of the RWA net of required provisions. From December 1, 2021, the substitution limit will progressively decrease (by 0.5%) to reach 0% in 4 years.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

3.	New Accounting Pronouncements, continued:

Circular No. 2,280. On December 1, 2020, the CMF issued the definitive norm related to the standardized methodology for computing ORWAs, incorporating chapter 21-8 to the RAN. The dispositions of this new Chapter consider the methodology established by the Basel Committee on Banking Supervision as a reference framework.

For the computation of operational risk, a single standard method is established, in accordance with the recommendations of the aforementioned Committee, not allowing the use of proprietary methodologies referred to in the second paragraph of article 67 for this type of risk.

The regulations entered into force on December 1, 2020. Also, it was established that until December 1, 2021, assets weighted by operational risk are equal to 0.

Circular No. 2,281. Issued on December 1, 2020, it corresponds to the definitive regulations related to the determination of the Credit Risk-Weighted Assets, incorporating chapter 21-6 to the RAN.

As set out in the Article 67 of the LGB, it is up to the CMF to establish standardized methodologies to cover the relevant risks of banking companies, among which is credit risk, with a prior favorable agreement from the Central Bank of Chile.

This new standard includes a transitory provision, which establishes that the computation of assets weighted by credit risk is carried out in accordance with the current dispositions of Title II of Chapter 12-1 of the RAN, until November 30, 2021; The new methodology must be applied as of December 1, 2021.

Circular No. 2,282. Issued on December 1, 2020, this standard incorporated the new Chapter 21-7 on the determination of MRWA into the RAN.

For the application of the provisions of this new Chapter, which will be in force as of December 1, 2020, a transitional disposition is contemplated that considers a market risk weight equal to zero until December 1, 2021.

Circular No. 2,283. On December 1, 2020, the CMF published the definitive regulation related to the promotion of market discipline and transparency through the disclosure of information requirements from banking entities (Pillar 3), incorporating Chapter 21-20 into the Updated Compilation of Standards (RAN).

The information referred to in this new Chapter is effective as of December 1, 2022 and must be published for the first time in April 2023 with information regarding the January-March quarter of said year.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

3.	New Accounting Pronouncements, continued:

Circular No. 2,284. On December 31, 2020, the CMF creates the file “Rating of systemically important banks” (R11), related to the measurement of the systemic importance index and dated January 26, 2021, through Circular No. 2,286, the instructions for the preparation of the new R11 file are supplemented.

Circular No. 2,288. On April 27, 2021, the CMF creates the files “Solvency limits and effective equity” (R01), “Regulatory capital instruments” (R02), “Credit risk-weighted assets” (R06), “Market risk-weighted assets” (R07) and “Operational risk-weighted assets” (R08).

Circular Letter No. 1,207. On April 28, 2021, the CMF specified that the subordinated bonds and additional provisions that are accounted for as equivalent to preferred shares or bonds without a fixed maturity term according to the third transitory article of Law No. 21,130, must be adapted to the limits established in literals c) and d) of article 66 of the General Banking Law.

Circular N°2,290. On May 28, 2021, the CMF specifies the implementation calendar of the new Risk System files incorporated into the Information Systems Manual (MSI by its Spanish initials) and additionally adjusts the size of some fields of the R01, R07 and R08 files.

Circular N°2,292. On August 19, 2021, the CMF incorporates modifications to the RAN, Chapter B-1 “Provisions for credit risk” of the CNC, which governs from the year 2022, incorporates more precise conditions to determine the debtors that must be evaluated using models based on group analysis and modifications to file R08 on Operational risk-weighted assets of the Information System Manual (ISM).

Circular Letter No. 1,226. On October 7, 2021, the CMF clarifies aspects of the procedure that banks must follow for the registration of bonds without a fixed maturity or perpetual term referred to in article 55 bis of the General Banking Law, in those cases in which the issuance and placement is intended to be carried out entirely abroad.

4.	Changes in Accounting Policies and Disclosures:

During the period ended September 30, 2021, no significant accounting changes have occurred that affect the presentation of these Interim Consolidated Financial Statements.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

5.	Relevant Events:

a)	On January 28, 2021, the Board of Directors of the Bank agreed to convene an Ordinary Shareholders Meeting on March 25, 2021 in order to propose, among other matters, the following distribution of profits for the year ended on December 31, 2020:

i.	Deduct and withhold from the net income of the year, an amount equivalent to the effect of inflation of the paid capital and reserves according to the variation of the Consumer Price Index that occurred between November 2019 and November 2020, amounting to Ch$95,989,016,547 which will be added to retained earnings from previous periods.

ii.	From the resulting balance, distribute in the form of a dividend 60% of the remaining liquid profit, corresponding to a dividend of Ch$2.18053623438 to each of the 101,017,081,114 shares of the Bank, retaining the remaining 40%.

Consequently, it proposed the distribution as a dividend of 47.6% of the profits for the year ended December 31, 2020.

b)	On February 4, 2021, the subsidiary Banchile Securitizadora S.A. in an Extraordinary Shareholders’ meeting agreed on the early dissolution of this subsidiary, as previously approved by the Financial Market Commission.

c)	On March 25, 2021, at the Bank’s Ordinary Shareholders’ Meeting, the shareholders proceeded to make the definitive appointment of Mr. Raúl Anaya Elizalde as Titular Director of the Bank a position that he will hold until the next renewal of the Board of Directors. Additionally, on the same date, the Board approved the distribution of dividend No. 209, corresponding to Ch$2.18053623438 per share, payable against the profit for the year 2020.

d)	On April 7, 2021, the subsidiary Banchile Administradora General de Fondos S.A. reported as an essential fact that on that date Mr. Paul Javier Fürst Gwinner, submitted his resignation from the position of Director of the company.

e)	On July 30, 2021, the Financial Market Commission authorized the subsidiary Banchile Securitizadora S.A. to carry out its own liquidation and to use the company name indicated “Banchile Securitizadora S.A. en liquidación”.

f)

On August 27, 2021, the Board of Directors of the subsidiary Banchile Asesoría Financiera S.A. appointed Mr. Ashwin Kumar Natarajan as interim General Manager of the company in replacement of Mr. Pedro Jottar Awad who submitted his resignation from the position of General Manager of the company.

g)	On August 30, 2021, the Bank informs that it has registered and published before the Securities and Exchange Commission (SEC) of the United States of America an amendment to the Deposit Agreement signed between the Bank and JPMorgan Chase Bank referring to our American Depositary Receipt (“ADR”) program. The modification refers to matters related to international exchange operations that may take place under the aforementioned Program, the jurisdiction applicable to it and the updating of regulatory references, among others.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

5.	Relevant Events, continued:

h)	On August 31, 2021, it is reported that the Bank and Citigroup lnc. have agreed to extend the validity of the Cooperation Agreement, the Global Connectivity Agreement and the Amended and Restated Trademark License Agreement, the first two celebrated on October 22, 2015 and the last one on November 29, 2019. In accordance with the aforementioned extension, the validity of said contracts extends from January 1, 2022 to January 1, 2024, and the parties may agree before August 31, 2023 an extension for two years from January 1, 2024. If this does not happen, the contracts will be automatically extended once for a period of one year from January 1, 2024 to January 1, 2025. The same renewal procedure may be used in the future as many times agreed by the parties.

Along with the above and on the same date, the Bank and Citigroup lnc. signed a modification to the Global Connectivity Agreement and an Amended and Restated Master Services Agreement, agreeing that the term of the latter will be the same as that established in the Cooperation Agreement referred to in the previous paragraph. The Board of Directors of the Bank, in session No. BCH 2,952 of August 26, 2021, approved the extension, modification and subscription of the aforementioned contracts, in the terms provided in articles 146 and following of the Public Limited Companies Law.

i)	In the context of the COVID-19 pandemic declared in March 2020 by the World Health Organization (“WHO”), this year, on March 13, 2021 the Government of Chile decided on June 25, 2021 to extend the State of Constitutional Exception, thus allowing maintaining a series of sanitary measures, including mobility restrictions and quarantines in the national territory. Subsequently, on September 30, 2021, the authority put an end to the Constitutional State of Exception, which has allowed a gradual opening of the activity by allowing higher levels of mobility and capacity. Additionally, the mass vaccination plan has continued in order to mitigate and control the spread of the pandemic. As of the date of issuance of these Financial Statements, more than 89% of the target population has completed their vaccination process, also beginning from the month of August the process of inoculation of a booster dose.

The Government and the Central Bank of Chile have maintained countercyclical measures, which have contributed to a gradual recovery in activity. At the fiscal level, the government has implemented direct measures that exceed 9 points of GDP, which has been complemented by indirect measures (including resources to finance Fogape-Covid credits and the employment protection law, among others) that mobilize resources for a similar amount. On February 3, 2021, Law No. 21,307 was published in the official newspaper, which modifies the Guarantee Fund for Small and Medium-sized Entrepreneurs (Fogape) in order to promote the reactivation and recovery of the economy, which modifies the Decree Law No. 3,472, of 1980, of the Ministry of Finance, which creates the Guarantee Fund for Small Entrepreneurs (Reactive Fogape). Since the beginning of the program and until September 30, 2021, the Bank has carried out 25,213 operations for an aggregate amount of Ch$1,234,501 million.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

5.	Relevant Events, continued:

For its part, the Central Bank of Chile has maintained a series of unconventional measures, among which the establishment of the Loan Increase Conditional Credit Facility program (FCIC by its Spanish initials) a special financial line for banking companies complemented with the activation of a “Liquidity Credit Line” (LCL) and purchases of bonds in the financial market, among others. As of September 30, 2021, the Bank has made use of these financing facilities for an amount of Ch$4,348,400 million. To access the FCIC, the Bank has established guarantees in favor of the Central Bank of Chile for a total amount of approximately Ch$3,629,716 million, corresponding to commercial placements of the individual portfolio of high credit quality for Ch$2,619,901 million, and securities of fixed income for an approximate amount of Ch$1,009,815 million. In the case of the LCL, the guarantee provided corresponds to the reserve held by the Bank.

Additionally, the National Congress approved three reforms to the Political Constitution of the Republic that allowed withdrawals of up to 10% of the resources available in the individual capitalization accounts, which allowed an aggregate withdrawal equivalent to approximately US$47,791 million, a situation that has brought pressure on prices of goods and services, increase in long-term interest rates, increase in liquidity levels for natural and legal persons, and decrease in delinquency levels in the banking industry. As of the date of publication of the financial statements, an additional withdrawal of pension funds is being discussed in the National Congress. As a result of the significant increase in inflation levels, the Central Bank has recently accelerated the withdrawal of monetary stimulus by increasing the monetary policy rate significantly.

Even though the impact of the pandemic on our operating results has been significant and its effects will persist even over time, its magnitude will depend on the duration and depth of the effects of the pandemic, as well as the impact on structural variables, including the trend growth of the economy, increase in investment and employment levels. Additionally, in accordance with the current policy on the matter, the Bank has established additional incremental provisions for Ch$140,000 million during this fiscal year, thus totaling Ch$460,252 million as of September 30, 2021.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

6.	Business Segments:

For management purposes, the Bank is organized into four segments, which are defined based on the types of products and services offered, and the type of client in which focuses as described below:

Retail:	This segment focuses on individuals and small and medium-sized companies (SMEs) with annual sales up to UF 70,000, where the product offering focuses primarily on consumer loans, commercial loans, checking accounts, credit cards, credit lines and mortgage loans.

Wholesale:	This segment focused on corporate clients and large companies, whose annual revenue exceed UF 70,000, where the product offering focuses primarily on commercial loans, checking accounts and liquidity management services, debt instruments, foreign trade, derivative contracts and leases.

Treasury:	This segment includes the associated revenues to the management of the investment portfolio and the business of financial transactions and currency trading.

Transactions with customers carried out by the Treasury are reflected in the respective aforementioned segments. These products are highly transaction-focused and include foreign exchange transactions, derivatives and financial instruments in general, among others.

Subsidiaries:	Corresponds to the businesses generated by the companies controlled by the Bank, which carry out activities complementary to the bank business. The companies that comprise this segment are:

Entity
-	Banchile Administradora General de Fondos S.A.
-	Banchile Asesoría Financiera S.A.
-	Banchile Corredores de Seguros Ltda.
-	Banchile Corredores de Bolsa S.A.
-	Banchile Securitizadora S.A. (*)
-	Socofin S.A.

(*)	Company in the process of dissolution. See Note No. 5 e).

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

6.	Business Segments, continued:

The financial information used to measure the performance of the Bank’s business segments is not comparable with similar information from other financial institutions because each institution relies on its own definitions. The accounting policies applied to the segments is the same as those described in the summary of accounting principles. The Bank obtains the majority of the results for: interest, indexation and commissions and financial operations and changes, discounting provisions for credit risk and operating expenses. Management is mainly based on these concepts to evaluate the performance of the segments and make decisions about the goals and allocations of resources of each unit. Although the results of the segments reconcile with those of the Bank at the total level, this is not necessarily the case in terms of the different concepts, given that management is measured and controlled individually and not on a consolidated basis, applying the following criteria:

●	The net interest margin of loans and deposits is obtained aggregating the net financial margins of each individual operation of credit and uptake made by the bank. For these purposes, the volume of each operation and its contribution margin are considered, which in turn corresponds to the difference between the effective rate of the customer and the internal transfer price established according to the term and currency of each operation. Additionally, the net margin includes the result of interest and indexation from the accounting hedges.

●	Provisions for credit risk are determined at the customer level based on the characteristics of each of their operations. In the case of additional provisions, these are assigned to the different business segments based on the credit risk weighted assets that each segment has

●	The capital and its financial impacts on outcome have been assigned to each segment based on the risk-weighted assets.

●	Operational expenses are reflected at the level of the different functional areas of the Bank. The allocation of expenses from functional areas to business segments is done using different allocation criteria, at the level of the different concepts and expense items.

Taxes are managed at a corporate level and are not allocated to business segments.

For the periods ended September 30, 2021 and 2020 there was no income from transactions with a customer or counterparty that accounted for 10% or more of the Bank’s total revenues.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

6.	Business Segments, continued:

The following table presents the income by segment for the periods ended September 30, 2021 and 2020 for each of the segments defined above:

	Retail		Wholesale		Treasury		Subsidiaries		Subtotal		Consolidation adjustment		Total
	September	September	September	September	September	September	September	September	September	September	September	September	September	September
	2021	2020	2021	2020	2021	2020	2021	2020	2021	2020	2021	2020	2021	2020
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Net interest income	736,765	700,618	303,703	271,425	4,044	(8,569)	(153)	(1,845)	1,044,359	961,629	159	1,109	1,044,518	962,738
Net commissions income (loss)	189,438	211,347	44,905	40,970	(1,285)	(1,618)	119,079	108,033	352,137	358,732	(10,932)	(12,662)	341,205	346,070
Financial and exchange operations results	11,761	5,886	49,875	35,209	30,948	59,349	22,017	25,499	114,601	125,943	(38)	(1,002)	114,563	124,941
Other operating income	18,047	16,328	9,627	10,630	—	—	1,860	1,934	29,534	28,892	(3,814)	(3,213)	25,720	25,679
Total operating revenue	956,011	934,179	408,110	358,234	33,707	49,162	142,803	133,621	1,540,631	1,475,196	(14,625)	(15,768)	1,526,006	1,459,428
Provision for loan losses (*)	(152,304)	(287,976)	(71,811)	(89,502)	—	—	334	(33)	(223,781)	(377,511)	—	—	(223,781)	(377,511)
Personnel expenses	(214,611)	(204,395)	(63,188)	(59,585)	(1,666)	(1,450)	(56,477)	(54,075)	(335,942)	(319,505)	13	12	(335,929)	(319,493)
Administrative expenses	(186,285)	(195,814)	(44,425)	(46,393)	(960)	(1,118)	(24,135)	(22,912)	(255,805)	(266,237)	14,612	15,756	(241,193)	(250,481)
Depreciation and amortization	(46,506)	(44,610)	(5,977)	(5,491)	(268)	(225)	(4,252)	(4,542)	(57,003)	(54,868)	—	—	(57,003)	(54,868)
Other operating expenses	(15,580)	(14,934)	(10,690)	(10,575)	(12)	(13)	101	(235)	(26,181)	(25,757)	—	—	(26,181)	(25,757)
Total operating expenses	(462,982)	(459,753)	(124,280)	(122,044)	(2,906)	(2,806)	(84,763)	(81,764)	(674,931)	(666,367)	14,625	15,768	(660,306)	(650,599)
Income attributable to associates	(4,441)	(1,526)	1,129	668	48	50	416	416	(2,848)	(392)	—	—	(2,848)	(392)
Income before income taxes	336,284	184,924	213,148	147,356	30,849	46,406	58,790	52,240	639,071	430,926	—	—	639,071	430,926
Income taxes													(129,966)	(94,102)
Income after income taxes													509,105	336,824

(*)	As of September 30, 2021 and 2020, the Retail and Wholesale segments include additional provisions allocated based on their risk-weighted assets.

The following table presents assets and liabilities of the periods ended September 30, 2021 and December 31, 2020 by each segment defined above:

	Retail		Wholesale		Treasury		Subsidiaries		Subtotal		Consolidation adjustment		Total
	September	December	September	December	September	December	September	December	September	December	September	December	September	December
	2021	2020	2021	2020	2021	2020	2021	2020	2021	2020	2021	2020	2021	2020
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Assets	20,376,626	18,800,897	11,708,974	10,811,021	16,106,632	15,400,139	871,044	830,910	49,063,276	45,842,967	(232,815)	(128,730)	48,830,461	45,714,237
Current and deferred taxes													387,962	380,894
Total assets													49,218,423	46,095,131

Liabilities	16,408,191	13,647,952	9,860,634	9,980,003	18,363,386	18,208,458	694,458	660,869	45,326,669	42,497,282	(232,815)	(128,730)	45,093,854	42,368,552
Current and deferred taxes													82,930	311
Total liabilities													45,176,784	42,368,863

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

7.	Cash and Cash Equivalents:

(a)	The detail of the balances included under cash and cash equivalents and their reconciliation with the Statement of Cash Flows at the end of each period are detailed as follows:

	September	December
	2021	2020
	MCh$	MCh$

Cash and due from banks:
Cash (*)	1,089,125	615,842
Deposit in Chilean Central Bank (*)	398,184	641,890
Deposits in other domestic banks	113,821	14,506
Deposits abroad	1,498,205	1,287,978
Subtotal - Cash and due from banks	3,099,335	2,560,216

Net transactions in the course of collection	73,084	(719,692)
Highly liquid financial instruments (**)	2,778,523	4,212,719
Repurchase agreements (**)	48,557	34,872
Total cash and cash equivalents	5,999,499	6,088,115

(*)	Amounts in cash funds and in Central Bank are regulatory reserve deposits that the Bank must maintain as a monthly average.

(**)	It corresponds to negotiation instruments and repurchases contracts that meet the definition of cash and cash equivalents.

(b)	Transactions in course of settlement:

Transactions in course of settlement are transactions for which the only remaining step is settlement, which will increase or decrease the funds in the Central Bank or in foreign banks, normally occurring within 24 to 48 business hours, and are detailed as follows:

	September	December
	2021	2020
	MCh$	MCh$
Assets
Documents drawn on other banks (clearing)	115,372	123,267
Funds receivable	295,272	459,041
Subtotal - assets	410,644	582,308

Liabilities
Funds payable	(337,560)	(1,302,000)
Subtotal - liabilities	(337,560)	(1,302,000)
Net transactions in the course of settlement	73,084	(719,692)

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

8.	Financial Assets Held-for-trading:

The detail of financial instruments classified as held-for-trading is as follows:

	September	December
	2021	2020
	MCh$	MCh$
Instruments issued by the Chilean Government and Central Bank of Chile
Central Bank of Chile bonds	1,117	3,186
Central Bank of Chile promissory notes	2,797,334	4,006,490
Other instruments issued by the Chilean Government and Central Bank	175,365	149,616

Other instruments issued in Chile
Bonds from other domestic companies	—	5,396
Bonds from domestic banks	28,913	5,494
Deposits in domestic banks	134,022	93,905
Other instruments issued in Chile	1,892	1,003

Instruments issued Abroad
Instruments from foreign governments or central banks	—	—
Other instruments issued abroad	—	164

Mutual fund investments
Funds managed by related companies	3,119	400,902
Funds managed by third-party	—	—
Total	3,141,762	4,666,156

Under “Instruments issued by the Chilean Government and Central Bank of Chile” are classified instruments sold under repurchase agreements to customers and financial instruments, by an amount of Ch$14,874 million as of September 30, 2021 (Ch$217,614 million as of December 31, 2020). Repurchase agreements have a 1 day average expiration at the end of September 2021 (4 days at the year-end 2020). Additionally, under this line are maintained instruments to comply with the requirements for the constitution of the technical reserve for an amount equivalent to Ch$2,738,000 million as of September 30, 2021 (Ch$2,986,000 million in December 2020).

Under “Other instruments issued in Chile” are included instruments sold under repurchase agreements with customers and financial instruments amounting to Ch$91,461 million as of September 30, 2021 (Ch$52,809 million as of December 31, 2020). The repurchase agreements have an average expiration of 6 days as of period-end 2021 (9 days in December 2020).

Additionally, the Bank holds financial investments in mortgage finance bonds issued by itself in the amount of Ch$4,067 million as of September 30, 2021 (Ch$5,156 million as of December 31, 2020), which are presented as a reduction of the liability line item “Debt issued”.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

9.	Investments under resale agreements and obligations under repurchase agreements:

(a)	Rights arising from resale repurchase agreements: The Bank provides financing to its customers through repurchase agreements and securities lending, in which the financial instrument serves as collateral. As of September 30, 2021 and December 31, 2020, the detail is as follows:

	Up to 1 month		Over 1 month and up to 3 months		Over 3 months and up to 12 months		Over 1 year and up to 3 years		Over 3 years and up to 5 years		Over 5 years		Total
	September	December	September	December	September	December	September	December	September	December	September	December	September	December
	2021	2020	2021	2020	2021	2020	2021	2020	2021	2020	2021	2020	2021	2020
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Instruments issued by the Chilean Governments and Central Bank of Chile
Central Bank bonds	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Central Bank promissory notes	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Other instruments issued by the Chilean Government and Central Bank of Chile	—	10,006	—	—	—	—	—	—	—	—	—	—	—	10,006
Subtotal	—	10,006	—	—	—	—	—	—	—	—	—	—	—	10,006
Other Instruments issued in Chile
Deposit promissory notes from domestic banks	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Mortgage bonds from domestic banks	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Bonds from domestic banks	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Deposits in domestic banks	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Bonds from other Chilean companies	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Other instruments issued in Chile	37,487	29,089	24,125	20,591	14,884	16,721	—	—	—	—	—	—	76,496	66,401
Subtotal	37,487	29,089	24,125	20,591	14,884	16,721	—	—	—	—	—	—	76,496	66,401
Instruments issued by foreign institutions
Instruments from foreign governments or Central Bank	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Other instruments	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Subtotal	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Mutual fund investments
Funds managed by related companies	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Funds managed by third-party	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Subtotal	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Total	37,487	39,095	24,125	20,591	14,884	16,721	—	—	—	—	—	—	76,496	76,407

Securities received:

The Bank and its subsidiaries have received financial instruments that they can sell or give as collateral in case the owner of these instruments enters into default or in bankruptcy. As of September 30, 2021, the fair value of the instruments received amounts to Ch$76,324 million (Ch$82,585 million as of December, 2020).

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

9.	Investments under resale agreements and obligations under repurchase agreements, continued:

(b)	Obligations arising from repurchase agreements: The Bank obtains financing by selling financial instruments and agreeing to repurchase them in the future, plus interest at a prefixed rate. As of September 30, 2021 and December 31, 2020, the repurchase agreements are the following:

	Up to 1 month		Over 1 month and up to 3 months		Over 3 months and up to 12 months		Over 1 year and up to 3 years		Over 3 years and up to 5 years		Over 5 years		Total
	September	December	September	December	September	December	September	December	September	December	September	December	September	December
	2021	2020	2021	2020	2021	2020	2021	2020	2021	2020	2021	2020	2021	2020
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Instruments issued by the Chilean Governments and Central Bank of Chile
Central Bank bonds	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Central Bank promissory notes	14,875	183,083	—	—	—	—	—	—	—	—	—	—	14,875	183,083
Other instruments issued by the Chilean Government and Central Bank of Chile	2,507	47,763	—	—	—	—	—	—	—	—	—	—	2,507	47,763
Subtotal	17,382	230,846	—	—	—	—	—	—	—	—	—	—	17,382	230,846
Other Instruments issued in Chile
Deposit promissory notes from domestic banks	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Mortgage bonds from domestic banks	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Bonds from domestic banks	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Deposits in domestic banks	91,380	57,648	49	43	40	—	—	—	—	—	—	—	91,469	57,691
Bonds from other Chilean companies	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Other instruments issued in Chile	1,289	380	—	—	—	—	—	—	—	—	—	—	1,289	380
Subtotal	92,669	58,028	49	43	40	—	—	—	—	—	—	—	92,758	58,071
Instruments issued by foreign institutions
Instruments from foreign governments or central bank	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Other instruments issued by foreign	—	—	—	—	1,298	—	—	—	—	—	—	—	1,298	—
Subtotal	—	—	—	—	1,298	—	—	—	—	—	—	—	1,298	—
Mutual fund investments
Funds managed by related companies	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Funds managed by third-party	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Subtotal	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Total	110,051	288,874	49	43	1,338	—	—	—	—	—	—	—	111,438	288,917

Securities sold:

The fair value of the financial instruments delivered as collateral by the Bank and its subsidiaries, in sales transactions with repurchase agreement and securities lending as of September 30, 2021 amounts to Ch$108,844 million (Ch$288,523 million in December 2020). In the event that the Bank and its subsidiaries enter into default or bankruptcy, the counterparty is authorized to sell or deliver these investments as collateral.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

10.	Derivative Instruments and Accounting Hedges:

(a)	As of September 30, 2021 and December 31, 2020, the Bank’s portfolio of derivative instruments is detailed as follows:

	Notional amount of contract with final expiration date in							Fair Value
	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 12 months	Over 1 year and up to 3 years	Over 3 year and up to 5 years	Over 5 years	Total	Assets	Liabilities
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
As of September 30, 2021
Derivatives held for hedging purposes
Interest rate swap and cross currency swap	—	—	3,472	—	—	—	3,472	—	1,162
Interest rate swap	—	—	—	—	—	2,954	2,954	—	581
Total derivatives held for hedging purposes	—	—	3,472	—	—	2,954	6,426	—	1,743

Derivatives held as cash flow hedges
Currency forward	—	—	3,009	—	—	—	3,009	—	48
Interest rate swap and cross currency swap	114,109	55,976	34,665	143,281	221,298	758,526	1,327,855	268,786	905
Total derivatives held as cash flow hedges	114,109	55,976	37,674	143,281	221,298	758,526	1,330,864	268,786	953

Trading derivatives
Currency forward	7,639,947	4,158,290	8,387,193	1,468,763	82,871	17,855	21,754,919	648,290	492,694
Interest rate swap	1,325,175	2,933,120	11,530,569	11,226,915	6,878,534	10,356,374	44,250,687	754,050	756,112
Interest rate swap and cross currency swap	395,082	999,660	3,448,891	6,266,384	4,078,090	5,567,204	20,755,311	1,170,518	1,390,310
Call currency options	6,362	22,479	40,741	5,091	—	—	74,673	2,979	2,003
Put currency options	5,639	32,725	35,336	3,143	—	—	76,843	49	329
Total trading derivatives	9,372,205	8,146,274	23,442,730	18,970,296	11,039,495	15,941,433	86,912,433	2,575,886	2,641,448

Total	9,486,314	8,202,250	23,483,876	19,113,577	11,260,793	16,702,913	88,249,723	2,844,672	2,644,144

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

10.	Derivative Instruments and Accounting Hedges, continued:

(a)	Portfolio of derivative instruments, continued:

	Notional amount of contract with final expiration date in							Fair Value
	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 12 months	Over 1 year and up to 3 years	Over 3 year and up to 5 years	Over 5 years	Total	Assets	Liabilities
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
As of December 31, 2020
Derivatives held for hedging purposes
Interest rate swap and cross currency swap	—	—	—	5,031	—	—	5,031	—	1,646
Interest rate swap	—	—	—	—	—	29,508	29,508	—	4,873
Total derivatives held for hedging purposes	—	—	—	5,031	—	29,508	34,539	—	6,519

Derivatives held as cash flow hedges
Interest rate swap and cross currency swap	—	—	164,330	171,925	213,811	667,391	1,217,457	51,062	65,172
Total derivatives held as cash flow hedges	—	—	164,330	171,925	213,811	667,391	1,217,457	51,062	65,172

Trading derivatives
Currency forward	7,320,775	5,754,021	7,753,967	823,355	60,193	26,340	21,738,651	551,964	637,186
Interest rate swap	1,516,969	2,797,327	10,330,399	12,705,904	6,658,095	10,180,750	44,189,444	1,167,416	1,189,828
Interest rate swap and cross currency swap	439,244	809,124	3,459,603	5,892,574	3,442,030	4,850,644	18,893,219	845,831	940,646
Call currency options	10,581	25,382	34,294	1,657	—	—	71,914	269	306
Put currency options	9,605	20,470	26,893	427	—	—	57,395	1,462	2,099
Total trading derivatives	9,297,174	9,406,324	21,605,156	19,423,917	10,160,318	15,057,734	84,950,623	2,566,942	2,770,065

Total	9,297,174	9,406,324	21,769,486	19,600,873	10,374,129	15,754,633	86,202,619	2,618,004	2,841,756

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

10.	Derivative Instruments and Accounting Hedges, continued:

(b)	Fair value Hedges:

The Bank uses cross-currency swaps and interest rate swaps to hedge its exposure to changes in the fair value of the hedged elements attributable to interest rates in financial instruments or loans. The aforementioned hedge instruments change the effective cost of long-term assets from a fixed interest rate to a floating rate, decreasing the duration and modifying the sensitivity to the shortest segments of the curve.

Below is a detail of the hedged elements and instruments under fair value hedges as of September 30, 2021 and December 31, 2020:

	September	December
	2021	2020
	MCh$	MCh$
Hedge element
Commercial loans	3,472	5,031
Corporate bonds	2,954	29,508

Hedge instrument
Cross currency swap	3,472	5,031
Interest rate swap	2,954	29,508

(c)	Cash flow Hedges:

(c.1)	The Bank uses cross currency swaps to hedge the risk from variability of cash flows attributable to changes in the interest rates and foreign exchange of foreign banks obligations and bonds issued abroad in US Dollars, Hong Kong dollars, Swiss Franc, Japanese Yens, Peruvian Sol, Australian Dollars, Euros and Norwegian kroner. The cash flows of the cross currency swaps equal the cash flows of the hedged items, which modify uncertain cash flows to known cash flows derived from a fixed interest rate.

Additionally, these cross currency swap contracts used to hedge the risk from variability of the Unidad de Fomento (“CLF”) in assets flows denominated in CLF until a nominal amount equal to the portion notional of the hedging instrument CLF, whose readjustment impact the item “Interest Revenue” of the Income Financial Statements.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

10.	Derivative Instruments and Accounting Hedges, continued:

(c)	Cash flow Hedges, continued:

(c.2)	Below are the cash flows from bonds issued abroad objects of this hedge and the cash flows of the asset part of the derivative instrument:

	Up to 1 month		Over 1 month and up to 3 months		Over 3 months and up to 12 months		Over 1 year and up to 3 years		Over 3 years and up to 5 years		Over 5 years		Total
	September	December	September	December	September	December	September	December	September	December	September	December	September	December
	2021	2020	2021	2020	2021	2020	2021	2020	2021	2020	2021	2020	2021	2020
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Hedge element
Outflows:
Corporate Bond EUR	—	—	(734)	—	(850)	(1,473)	(3,166)	(2,946)	(47,331)	(44,037)	(54,900)	(51,871)	(106,981)	(100,327)
Corporate Bond HKD	(6,359)	—	—	—	(8,812)	(13,352)	(100,908)	(90,988)	(83,651)	(78,369)	(305,247)	(269,894)	(504,977)	(452,603)
Corporate Bond PEN	—	—	—	(775)	(1,545)	(775)	(3,089)	(3,098)	(2,317)	(3,098)	(40,587)	(41,484)	(47,538)	(49,230)
Corporate Bond CHF	—	—	(894)	—	—	(829)	(101,760)	(94,332)	(130,724)	(121,182)	—	—	(233,378)	(216,343)
Corporate Bond USD	(864)	—	—	—	(864)	(1,515)	(3,454)	(3,030)	(3,454)	(3,030)	(44,897)	(40,140)	(53,533)	(47,715)
Obligation USD	(121,973)	(202)	(56,899)	(76)	—	(157,455)	—	—	—	—	—	—	(178,872)	(157,733)
Corporate Bond JPY	—	—	(1,118)	—	(37,797)	(2,115)	(4,181)	(38,110)	(4,181)	(3,472)	(239,110)	(191,351)	(286,387)	(235,048)
Corporate Bond AUD	—	—	(1,673)	(970)	(4,021)	(3,928)	(10,908)	(9,796)	(9,218)	(9,799)	(255,188)	(206,991)	(281,008)	(231,484)
Corporate Bond NOK	—	—	(2,537)	—	—	(2,275)	(5,073)	(4,550)	(5,073)	(4,550)	(79,723)	(71,491)	(92,406)	(82,866)

Hedge instrument
Inflows:
Cross Currency Swap EUR	—	—	734	—	850	1,473	3,166	2,946	47,331	44,037	54,900	51,871	106,981	100,327
Cross Currency Swap HKD	6,359	—	—	—	8,812	13,352	100,908	90,988	83,651	78,369	305,247	269,894	504,977	452,603
Cross Currency Swap PEN	—	—	—	775	1,545	775	3,089	3,098	2,317	3,098	40,587	41,484	47,538	49,230
Cross Currency Swap CHF	—	—	894	—	—	829	101,760	94,332	130,724	121,182	—	—	233,378	216,343
Cross Currency Swap USD	864	—	—	—	864	1,515	3,454	3,030	3,454	3,030	44,897	40,140	53,533	47,715
Cross Currency Swap USD	121,973	202	56,899	76	—	157,455	—	—	—	—	—	—	178,872	157,733
Cross Currency Swap JPY	—	—	1,118	—	37,797	2,115	4,181	38,110	4,181	3,472	239,110	191,351	286,387	235,048
Cross Currency Swap AUD	—	—	1,673	970	4,021	3,928	10,908	9,796	9,218	9,799	255,188	206,991	281,008	231,484
Cross Currency Swap NOK	—	—	2,537	—	—	2,275	5,073	4,550	5,073	4,550	79,723	71,491	92,406	82,866

Net cash flows	—	—	—	—	—	—	—	—	—	—	—	—	—	—

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

10.	Derivative Instruments and Accounting Hedges, continued:

(c)	Cash flow Hedges, continued:

(c.2)	Below are the cash flows from underlying assets and the cash flows of the liability part of the derivative instrument:

	Up to 1 month		Over 1 month and up to 3 months		Over 3 months and up to 12 months		Over 1 year and up to 3 years		Over 3 years and up to 5 years		Over 5 years		Total
	September	December	September	December	September	December	September	December	September	December	September	December	September	December
	2021	2020	2021	2020	2021	2020	2021	2020	2021	2020	2021	2020	2021	2020
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Hedge element
Inflows:
Cash flows in CLF	119,094	160	61,032	280	51,530	186,116	185,883	213,673	255,320	246,244	833,803	741,654	1,506,662	1,388,127

Hedge instrument
Outflows:
Cross Currency Swap HKD	(3,681)	(160)	—	—	(5,850)	(9,035)	(73,366)	(72,728)	(78,736)	(76,073)	(209,807)	(206,514)	(371,440)	(364,510)
Cross Currency Swap PEN	—	—	—	(48)	(100)	(49)	(201)	(194)	(200)	(194)	(32,984)	(31,965)	(33,485)	(32,450)
Cross Currency Swap JPY	—	—	(2,185)	—	(37,479)	(4,195)	(8,143)	(40,526)	(8,132)	(6,596)	(246,721)	(201,852)	(302,660)	(253,169)
Cross Currency Swap USD	(115,021)	—	(55,737)	—	(339)	(165,634)	(1,359)	(1,311)	(1,361)	(1,317)	(38,561)	(37,584)	(212,378)	(205,846)
Cross Currency Swap CHF	—	—	(2,039)	—	(2,035)	(3,929)	(94,458)	(91,923)	(117,064)	(114,409)	—	—	(215,596)	(210,261)
Cross Currency Swap EUR	(392)	—	(603)	—	(984)	(1,912)	(3,944)	(3,805)	(45,422)	(44,464)	(46,640)	(45,439)	(97,985)	(95,620)
Cross Currency Swap AUD	—	—	(143)	(232)	(1,414)	(738)	(3,119)	(1,939)	(3,114)	(1,942)	(191,522)	(152,709)	(199,312)	(157,560)
Cross Currency Swap NOK	—	—	(325)	—	(320)	(624)	(1,293)	(1,247)	(1,291)	(1,249)	(67,568)	(65,591)	(70,797)	(68,711)
Forward UF	—	—	—	—	(3,009)	—	—	—	—	—	—	—	(3,009)	—

Net cash flows	—	—	—	—	—	—	—	—	—	—	—	—	—	—

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

10.	Derivative Instruments and Accounting Hedges, continued:

(c)	Cash flow Hedges, continued:

With respect to CLF assets hedged; these are revalued monthly according to the variation of the UF, which is equivalent to monthly reinvest the assets until maturity of the relationship hedging.

(c.3)	The unrealized results generated during the period 2021 by those derivative contracts that conform the hedging instruments in this cash flow hedging strategy, have been recorded with credit to equity amounting to Ch$198,321 million (charge to equity of Ch$17,075 million in September 30, 2020). The net effect of taxes credit to equity amounts to Ch$144,775 million (net charge to equity of Ch$12,465 million equity during the period September 2020).

The accumulated balance for this concept as of September 30, 2021 corresponds to a credit in equity amounted to Ch$127,639 million (charge to equity of Ch$70,682 million as of December 2020).

(c.4)	The effect of the cash flow hedging derivatives that offset the result of the hedged instruments corresponds to a credit to income of Ch$87,894 million during the period 2021 (credit to results for Ch$67,572 million during the period September 2020).

(c.5)	As of September 30, 2021 and 2020, it not exist inefficiency in cash flow hedge, because both, hedge item and hedge instruments, are mirrors of each other, it means that all variation of value attributable to rate and revaluation components are netted totally.

(c.6)	As of September 30, 2021 and 2020, the Bank does not have hedges of net investments in foreign business.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

11.	Loans and Advances to Banks, net:

(a)	At the end of each reporting period, the balances presented in the item “Loans and advances to Banks” are as follows:

	September	December
	2021	2020
	MCh$	MCh$
Domestic Banks
Interbank loans of liquidity	20,000	260,002
Provisions for loans to domestic banks	(17)	(140)
Subtotal	19,983	259,862
Foreign Banks
Interbank loans commercial	174,902	185,858
Credits with third countries	482	167
Chilean exports trade loans	122,639	113,596
Provisions for loans to foreign banks	(501)	(525)
Subtotal	297,522	299,096
Central Bank of Chile
Central Bank deposits	1,700,000	2,380,033
Subtotal	1,700,000	2,380,033
Total	2,017,505	2,938,991

(b)	The changes in provisions of the credits owed by the banks, during the periods 2021 and 2020, are summarized as follows:

	Bank’s Location
Detail	Chile	Abroad	Total
	MCh$	MCh$	MCh$

Balance as of January 1, 2020	54	704	758
Provisions established	—	—	—
Provisions released	(54)	(205)	(259)
Balance as of September 30, 2020	—	499	499
Provisions established	140	26	166
Provisions released	—	—	—
Balance as of December 31, 2020	140	525	665
Provisions established	—	—	—
Provisions released	(123)	(24)	(147)
Balance as of September 30, 2021	17	501	518

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

12.	Loans to Customers, net:

(a.i)	Loans to Customers:

As of September 30, 2020 and December 31, 2020, the portfolio of loans is composed as follows:

	As of September 30, 2021
	Assets before allowances				Allowances established
	Normal Portfolio	Substandard Portfolio	Non- Complying Portfolio	Total	Individual Provisions	Group Provisions	Total	Net assets
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Commercial loans
Commercial loans	14,855,154	137,005	392,156	15,384,315	(188,184)	(147,299)	(335,483)	15,048,832
Foreign trade loans	1,143,289	12,955	15,198	1,171,442	(39,751)	(2,646)	(42,397)	1,129,045
Current account debtors	116,595	4,380	1,993	122,968	(2,114)	(2,078)	(4,192)	118,776
Factoring transactions	512,636	2,233	527	515,396	(8,847)	(783)	(9,630)	505,766
Student loans	55,507	—	2,505	58,012	—	(4,312)	(4,312)	53,700
Commercial lease transactions (1)	1,541,402	42,465	19,448	1,603,315	(5,438)	(5,473)	(10,911)	1,592,404
Other loans and accounts receivable	87,903	531	14,575	103,009	(6,861)	(3,892)	(10,753)	92,256
Subtotal	18,312,486	199,569	446,402	18,958,457	(251,195)	(166,483)	(417,678)	18,540,779
Mortgage loans
Letters of credit	6,437	—	365	6,802	—	(8)	(8)	6,794
Endorsable mortgage loans	18,270	—	812	19,082	—	(24)	(24)	19,058
Other residential lending	9,648,492	—	271,381	9,919,873	—	(28,771)	(28,771)	9,891,102
Credit from ANAP	—	—	—	—	—	—	—	—
Residential lease transactions	—	—	—	—	—	—	—	—
Other loans and accounts receivable	142,267	—	9,493	151,760	—	(3,459)	(3,459)	148,301
Subtotal	9,815,466	—	282,051	10,097,517	—	(32,262)	(32,262)	10,065,255
Consumer loans
Consumer loans in installments	2,599,841	—	202,535	2,802,376	—	(181,504)	(181,504)	2,620,872
Current account debtors	149,709	—	3,696	153,405	—	(8,452)	(8,452)	144,953
Credit card debtors	1,048,547	—	19,064	1,067,611	—	(35,776)	(35,776)	1,031,835
Consumer lease transactions (1)	486	—	—	486	—	(5)	(5)	481
Other loans and accounts receivable	12	—	994	1,006	—	(702)	(702)	304
Subtotal	3,798,595	—	226,289	4,024,884	—	(226,439)	(226,439)	3,798,445
Total	31,926,547	199,569	954,742	33,080,858	(251,195)	(425,184)	(676,379)	32,404,479

(1)	In this item, the Bank finances its clients the acquisition of real estate and chattels through financial lease agreements. As of September 30, 2021 Ch$804,399 million correspond to finance leases on real estate and Ch$799,402 million correspond to finance leases on chattels.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

12.	Loans to Customers net, continued:

(a.i)	Loans to Customers, continued:

	As of December 31, 2020
	Assets before allowances				Allowances established
	Normal Portfolio	Substandard Portfolio	Non- Complying Portfolio	Total	Individual Provisions	Group Provisions	Total	Net assets
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Commercial loans
Commercial loans	13,818,088	136,072	438,535	14,392,695	(197,777)	(139,718)	(337,495)	14,055,200
Foreign trade loans	941,825	7,347	17,791	966,963	(33,441)	(2,374)	(35,815)	931,148
Current account debtors	111,888	3,617	4,973	120,478	(2,789)	(6,762)	(9,551)	110,927
Factoring transactions	369,656	3,617	601	373,874	(8,512)	(837)	(9,349)	364,525
Student loans	55,058	—	2,449	57,507	—	(4,201)	(4,201)	53,306
Commercial lease transactions (1)	1,513,776	44,968	33,348	1,592,092	(7,504)	(6,169)	(13,673)	1,578,419
Other loans and accounts receivable	72,769	455	16,206	89,430	(6,892)	(6,319)	(13,211)	76,219
Subtotal	16,883,060	196,076	513,903	17,593,039	(256,915)	(166,380)	(423,295)	17,169,744
Mortgage loans
Letters of credit	8,646	—	692	9,338	—	(44)	(44)	9,294
Endorsable mortgage loans	22,885	—	1,220	24,105	—	(81)	(81)	24,024
Other residential lending	8,894,326	—	305,815	9,200,141	—	(32,427)	(32,427)	9,167,714
Credit from ANAP	2	—	—	2	—	—	—	2
Residential lease transactions	—	—	—	—	—	—	—	—
Other loans and accounts receivable	146,174	—	8,894	155,068	—	(1,212)	(1,212)	153,856
Subtotal	9,072,033	—	316,621	9,388,654	—	(33,764)	(33,764)	9,354,890
Consumer loans
Consumer loans in installments	2,418,658	—	299,469	2,718,127	—	(236,408)	(236,408)	2,481,719
Current account debtors	153,855	—	4,869	158,724	—	(10,186)	(10,186)	148,538
Credit card debtors	1,052,342	—	25,103	1,077,445	—	(42,789)	(42,789)	1,034,656
Consumer lease transactions (1)	302	—	—	302	—	(3)	(3)	299
Other loans and accounts receivable	10	—	667	677	—	(465)	(465)	212
Subtotal	3,625,167	—	330,108	3,955,275	—	(289,851)	(289,851)	3,665,424
Total	29,580,260	196,076	1,160,632	30,936,968	(256,915)	(489,995)	(746,910)	30,190,058

(1)	In this item, the Bank finances its clients the acquisition of real estate and chattels through financial lease agreements. As of December 31, 2020 Ch$802,828 million correspond to finance leases on real estate and Ch$789,566 million correspond to finance leases on chattels.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

12.	Loans to Customers, net, continued:

(a.ii)	Impaired Portfolio:

As of September 30, 2021 and December 31, 2020, the Bank presents the following details of normal and impaired portfolio:

	Assets before Allowances						Allowances established
	Normal Portfolio		Impaired Portfolio		Total		Individual Provisions		Group Provisions		Total		Net assets
	September	December	September	December	September	December	September	December	September	December	September	December	September	December
	2021	2020	2021	2020	2021	2020	2021	2020	2021	2020	2021	2020	2021	2020
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Commercial loans	18,474,766	17,039,307	483,691	553,732	18,958,457	17,593,039	(251,195)	(256,915)	(166,483)	(166,380)	(417,678)	(423,295)	18,540,779	17,169,744
Mortgage loans	9,815,466	9,072,033	282,051	316,621	10,097,517	9,388,654	—	—	(32,262)	(33,764)	(32,262)	(33,764)	10,065,255	9,354,890
Consumer loans	3,798,595	3,625,167	226,289	330,108	4,024,884	3,955,275	—	—	(226,439)	(289,851)	(226,439)	(289,851)	3,798,445	3,665,424
Total	32,088,827	29,736,507	992,031	1,200,461	33,080,858	30,936,968	(251,195)	(256,915)	(425,184)	(489,995)	(676,379)	(746,910)	32,404,479	30,190,058

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

12.	Loans to Customers, continued:

(b)	Credit risk provisions:

The changes in credits risk provisions, during the period 2021 and 2020, are summarized as follows:

	Commercial		Mortgage	Consumer
	Individual	Group	Group	Group	Total
	MCh$	MCh$	MCh$	MCh$	MCh$

Balance as of January 1, 2020	176,942	150,831	28,047	329,598	685,418
Charge-offs	(7,567)	(38,782)	(5,826)	(224,769)	(276,944)
Sales or transfers of credits	(186)	—	—	—	(186)
Allowances established	79,507	71,658	11,175	195,596	357,936
Allowances released	—	—	—	—	—
Balance as of September 30, 2020	248,696	183,707	33,396	300,425	766,224
Charge-offs	(3,262)	(14,535)	(3,052)	(18,767)	(39,616)
Sales or transfers of credits	(145)	—	—	—	(145)
Allowances established	11,626	—	3,420	8,193	23,239
Allowances released	—	(2,792)	—	—	(2,792)
Balance as of December 31, 2020	256,915	166,380	33,764	289,851	746,910
Charge-offs	(14,379)	(44,026)	(8,103)	(118,607)	(185,115)
Sales or transfers of credits	(14,457)	—	—	—	(14,457)
Allowances established	23,116	44,129	6,601	55,195	129,041
Allowances released	—	—	—	—	—
Balance as of September 30, 2021	251,195	166,483	32,262	226,439	676,379

In addition to these credit risk provisions, also provisions are maintained for country risk to cover foreign operations and additional loan provisions agreed upon by the Board of Directors, which are presented in liabilities under the item Provisions (see Note No. 24).

Other disclosures:

1.	As of September 30, 2021, the Bank and its subsidiaries have made sales of loan portfolios. The effect in income is no more than 5% of net income before taxes, as described in Note No. 12 letter (e).

2.	As of September 30, 2021, the Bank and its subsidiaries no longer recognized 100% of its portfolio of loans sold and on which all or substantially all of the risks and benefits associated to these financial assets have been transferred (see Note No. 12 letter (e)).

3.	As of September 30, 2021 and December 31, 2020, under the Commercial Loans item, operations are maintained that guarantee obligations maintained with the Central Bank of Chile as part of the Loan Increase Conditional Credit Facility (FCIC by its Spanish initials) program for an approximate amount of Ch$2,619,901 million (Ch$2,021,688 million in December 2020).

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

12.	Loans to Customers, continued:

(c)	Finance lease contracts:

The cash flows to be received by the Bank from finance lease contracts have the following maturities:

	Total receivable		Unearned income		Net balance receivable (*)
	September	December	September	December	September	December
	2021	2020	2021	2020	2021	2020
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Within one year	519,348	521,445	(50,854)	(52,438)	468,494	469,007
From 1 to 2 years	380,954	373,304	(37,122)	(37,958)	343,832	335,346
From 2 to 3 years	256,227	245,667	(24,356)	(25,084)	231,871	220,583
From 3 to 4 years	165,802	161,492	(16,644)	(17,433)	149,158	144,059
From 4 to 5 years	114,440	110,743	(11,973)	(12,841)	102,467	97,902
After 5 years	329,877	350,679	(25,522)	(28,994)	304,355	321,685
Total	1,766,648	1,763,330	(166,471)	(174,748)	1,600,177	1,588,582

(*)	The net balance receivable does not include past-due portfolio totaling Ch$3,624 million as of September 30, 2021 (Ch$3,812 million as of December 2020).

The Bank maintains financial lease operations associated with real estate, industrial machinery, vehicles and transportation equipment. These leases contracts have an average term between 2 and 15 years.

(d)	Purchase of loan portfolio:

During the period ended September 30, 2021 and the year ended 2020 no portfolio purchases were made.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

12.	Loans to Customers, continued:

(e)	Sale or transfer of loans from the loan portfolio:

During the period 2021 and 2020 there have been operations of sale or transfer of the loan portfolio according to the following:

	As of September 30, 2021
	Carrying amount	Allowances	Sale price	Effect on income (loss) gain (*)
	MCh$	MCh$	MCh$	MCh$

Sale of current loans	16,327	(14,457)	6,537	4,667
Sale of written – off loans	—	—	—	—
Total	16,327	(14,457)	6,537	4,667

	As of September 30, 2020
	Carrying amount	Allowances	Sale price	Effect on income (loss) gain (*)
	MCh$	MCh$	MCh$	MCh$

Sale of current loans	43,804	(186)	43,804	186
Sale of written – off loans	—	—	—	—
Total	43,804	(186)	43,804	186

(*)	See Note No. 30.

(f)	Securitization of own assets:

During the period 2021 and the year 2020, there is no securitization transactions executed involving its own assets.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

13.	Investment Securities:

As of September 30, 2021 and December 31, 2020, investment securities classified as available-for-sale and held-to-maturity are detailed as follows:

	September 2021			December 2020
	Available- for-sale	Held-to- maturity	Total	Available-for -sale	Held-to- maturity	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Instruments issued by the Chilean Government and Central Bank of Chile
Bonds issued by the Central Bank of Chile	102	—	102	109	—	109
Promissory notes issued by the Central Bank of Chile	—	—	—	—	—	—
Other instruments of the Chilean Government and the Central Bank of Chile	2,248,411	302,532	2,550,943	163,491	—	163,491

Other instruments issued in Chile
Deposit promissory notes from domestics banks	—	—	—	—	—	—
Mortgage bonds from domestic banks	116,770	—	116,770	128,763	—	128,763
Bonds from domestic banks	2,495	—	2,495	15,887	—	15,887
Deposits from domestic banks	1,046,221	—	1,046,221	685,392	—	685,392
Bonds from other Chilean companies	22,615	—	22,615	34,539	—	34,539
Promissory notes issued by other Chilean companies	—	—	—	—	—	—
Other instruments issued in Chile	3,699	—	3,699	32,342	—	32,342

Instruments issued Abroad
Instruments from foreign governments or Central Banks	—	—	—	—	—	—
Other instruments	—	—	—	—	—	—

Total	3,440,313	302,532	3,742,845	1,060,523	—	1,060,523

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

13.	Investment Securities, continued:

Instruments of the Government and the Central Bank of Chile include instruments sold under repurchase agreements to clients and financial institutions for an amount of Ch$2,507 million in September 30, 2021 (Ch$13,268 million in December 2020). The repurchase agreements have an average maturity of 5 days in September 2021 (5 days in December 2020). Additionally, under this item, instruments are maintained to comply with the requirements for the constitution of a technical reserve for an amount equivalent to Ch$2,087,958 million as of September 30, 2021 (Ch$64,000 million in December 2020).

Under the same item, instruments that guarantee margins for cleared derivatives transactions are classified through Comder Contraparte Central S.A. for an amount of Ch$30,211 million as of September 30, 2021 (Ch$36,146 million as of December 31, 2020).

Under Instruments of Other National Institutions are classified instruments delivered as collateral as part of FCIC program for an approximate amount of Ch$1,009,815 as of September 30, 2021 (Ch$350,154 million as of December 31, 2020).

As of September 30, 2021, the portfolio of financial assets available-for-sale includes an accumulated unrealized loss of Ch$116,297 million (accumulated unrealized gain of Ch$801 million in December 2020), recorded as an equity valuation adjustment.

During the periods 2021 and 2020, there is no evidence of impairment of financial assets.

Gross profits and losses realized on the sale of available-for-sale investments as of September 30, 2021 and 2020 are shown in Note No. 30 “Net Financial Operating Income”. The changes on results at the end of each period are as fallow:

	September	September
	2021	2020
	MCh$	MCh$

Unrealized (losses) gains	(113,178)	19,745
Realized gains reclassified to income	(3,920)	(21,142)
Subtotal	(117,098)	(1,397)
Income tax on other comprehensive income	4,359	378
Net effect in equity	(112,739)	(1,019)

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

14.	Investments in Other Companies:

(a)	Investments in other companies include investments of Ch$48,088 million as of September 30, 2021 (Ch$44,649 million as of December 31, 2020), as follows:

						Investment
		Ownership Interest		Equity		Assets		Income
		September	December	September	December	September	December	September	September
Company	Shareholder	2021	2020	2021	2020	2021	2020	2021	2020
		%	%	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Associates
Transbank S.A. (*)	Banco de Chile	26.16	26.16	53,886	67,337	19,003	17,613	(6,457)	(1,833)
Administrador Financiero del Transantiago S.A.	Banco de Chile	20.00	20.00	18,448	19,171	3,744	3,951	182	261
Redbanc S.A.	Banco de Chile	38.13	38.13	9,603	8,663	3,702	3,307	398	(421)
Soc. Operadora de Tarjetas de Crédito Nexus S.A.	Banco de Chile	29.63	29.63	11,551	8,626	3,519	2,556	963	227
Centro de Compensación Automatizado S.A.	Banco de Chile	33.33	33.33	10,145	8,182	3,448	2,787	660	330
Sociedad Interbancaria de Depósitos de Valores S.A.	Banco de Chile	26.81	26.81	6,182	5,526	1,657	1,564	196	193
Sociedad Imerc OTC S.A.	Banco de Chile	12.33	12.33	12,013	12,248	1,481	1,510	(26)	(28)
Sociedad Operadora de la Cámara de Compensación de Pagos de Alto Valor S.A.	Banco de Chile	15.00	15.00	6,601	6,436	1,010	980	40	24
Subtotal Associates				128,429	136,189	37,564	34,268	(4,044)	(1,247)

Joint Ventures
Servipag Ltda.	Banco de Chile	50.00	50.00	14,078	13,268	7,039	6,631	405	93
Artikos Chile S.A.	Banco de Chile	50.00	50.00	2,483	2,547	1,242	1,439	402	376
Subtotal Joint Ventures				16,561	15,815	8,281	8,070	807	469
Subtotal				144,990	152,004	45,845	42,338	(3,237)	(778)

Investments valued at cost (1)
Bolsa de Comercio de Santiago S.A.	Banchile Corredores de Bolsa					1,646	1,646	355	333
Banco Latinoamericano de Comercio Exterior S.A. (Bladex)	Banco de Chile					309	309	33	43
Bolsa Electrónica de Chile S.A.	Banchile Corredores de Bolsa					257	257	—	9
Sociedad de Telecomunicaciones Financieras Interbancarias Mundiales (Swift)	Banco de Chile					23	91	—	—
CCLV Contraparte Central S.A.	Banchile Corredores de Bolsa					8	8	1	1
Subtotal						2,243	2,311	389	386
Total						48,088	44,649	(2,848)	(392)

(1)	Income from investments valorized at cost, corresponds to income recognized on cash basis (dividends).

(*)	On April 22, 2021, the Extraordinary Shareholders’ Meeting of the company unanimously approved a capital increase in the amount of Ch$30,000 million through the issuance of 152,905,194 payment shares. As of September 30, 2021, the Bank has subscribed and full payment of 39,994,508 shares equivalent to Ch$7,847 million.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

14.	Investments in Other Companies, continued:

(b)	The change of investments in companies registered under the equity method in the periods of 2021 and 2020, are as follows:

	September	September
	2021	2020
	MCh$	MCh$

Initial book value	42,338	48,442
Acquisition of investments in companies	7,847	—
Participation on income in companies with significant influence and joint control	(3,237)	(778)
Dividends received	(1,097)	(1,001)
Others	(6)	1
Total	45,845	46,664

(c)	During the period ended as of September 30, 2021 and 2020 no impairment has incurred in these investments.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

15.	Intangible Assets:

(a)	As of September 30, 2021 and December 31, 2020 intangible assets are composed as follows:

	Useful Life		Average remaining amortization		Gross balance		Accumulated Amortization		Net balance
	September	December	September	December	September	December	September	December	September	December
	2021	2020	2021	2020	2021	2020	2021	2020	2021	2020
	Years	Years	Years	Years	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Other Intangible Assets:
Software or computer programs	6	6	4	4	201,235	180,669	(132,834)	(119,968)	68,401	60,701
Total					201,235	180,669	(132,834)	(119,968)	68,401	60,701

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

15.	Intangible Assets, continued:

(b)	The change of intangible assets as of September 30, 2021 and December 31, 2020 are as follows:

	Software or computer programs
	September	December
	2021	2020
	MCh$	MCh$
Gross Balance
Balance as of January 1,	180,669	163,485
Acquisition	20,759	18,631
Disposals/ write-downs	(352)	(387)
Reclassification	159	(16)
Impairment	—	(1,044)
Total	201,235	180,669

Accumulated Amortization
Balance as of January 1,	(119,968)	(105,178)
Amortization for the period (*)	(13,019)	(15,865)
Disposals/ write-downs	352	660
Reclassification	(199)	—
Impairment	—	415
Total	(132,834)	(119,968)

Balance Net	68,401	60,701

(*)	See Note No. 35 Depreciation, amortization and impairment.

(c)	As of September 30, 2021 and December 31, 2020, the Bank maintains the following amounts with technological developments:

Detail	Commitment Amount
	September	December
	2021	2020
	MCh$	MCh$

Software and licenses	5,196	3,830

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

16.	Fixed assets, leased assets and lease liabilities:

(a)	The properties and equipment as of September 30, 2021 and December 31, 2020 are composed as follows:

	Useful Life		Average remaining depreciation		Gross balance		Accumulated Depreciation		Net balance
	September	December	September	December	September	December	September	December	September	December
	2021	2020	2021	2020	2021	2020	2021	2020	2021	2020
	Years	Years	Years	Years	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Type of property and equipment:
Land and Buildings	26	26	19	20	309,991	304,951	(146,631)	(142,543)	163,360	162,408
Equipment	5	5	4	4	240,051	222,624	(187,298)	(175,141)	52,753	47,483
Others	7	7	4	4	56,294	55,898	(48,719)	(47,861)	7,575	8,037
Total					606,336	583,473	(382,648)	(365,545)	223,688	217,928

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

16.	Fixed assets, leased assets and lease liabilities, continued:

(b)	The changes in properties and equipment as of September 30, 2021 and December 31, 2020 are as follows:

	September 2021
	Land and Buildings	Equipment	Others	Total
	MCh$	MCh$	MCh$	MCh$
Gross Balance
Balance as of January 1, 2021	304,951	222,624	55,898	583,473
Additions	7,911	18,064	1,895	27,870
Write-downs and sales of the period	(2,871)	(637)	(1,496)	(5,004)
Impairment (*)	—	—	(3)	(3)
Total	309,991	240,051	56,294	606,336

Accumulated Depreciation
Balance as of January 1, 2021	(142,543)	(175,141)	(47,861)	(365,545)
Reclassification	—	—	16	16
Depreciation charges of the period (*) (**)	(6,621)	(12,777)	(2,362)	(21,760)
Write-downs and sales of the period	2,533	620	1,488	4,641
Total	(146,631)	(187,298)	(48,719)	(382,648)

Balance as of September 30, 2021	163,360	52,753	7,575	223,688

	December 2020
	Land and Buildings	Equipment	Others	Total
	MCh$	MCh$	MCh$	MCh$
Gross Balance
Balance as of January 1, 2020	301,619	207,605	55,519	564,743
Additions	6,303	20,658	1,510	28,471
Write-downs and sales of the year	(2,903)	(5,606)	(1,105)	(9,614)
Impairment (***)	(68)	(33)	(26)	(127)
Total	304,951	222,624	55,898	583,473

Accumulated Depreciation
Balance as of January 1, 2020	(136,394)	(162,560)	(45,527)	(344,481)
Depreciation charges of the year (**)	(8,844)	(17,273)	(3,371)	(29,488)
Write-downs and sales of the year	2,695	4,692	1,025	8,412
Impairment (***)	—	—	12	12
Total	(142,543)	(175,141)	(47,861)	(365,545)

Balance as of December 31, 2020	162,408	47,483	8,037	217,928

(*)	See Note No.35 Depreciation, Amortization and Impairment.

(**)	This amount does not include the depreciation of the year of the Investment Properties, amount is included in “Other Assets” for Ch$268 million (Ch$357 million as of December 2020).

(***)	As of December 31, 2020 does not include charge-offs of Property and Equipment of Ch$916 million.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

16.	Fixed assets, leased assets and lease liabilities, continued:

(c)	The composition of the rights over leased assets as of September 30, 2021 and December 31, 2020 is as follows:

	Gross Balance		Accumulated Depreciation		Net Balance
	September	December	September	December	September	December
	2021	2020	2021	2020	2021	2020
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Categories
Buildings	122,660	123,215	(43,071)	(33,560)	79,589	89,655
Floor space for ATMs	41,621	40,445	(23,360)	(16,496)	18,261	23,949
Improvements to leased properties	25,765	26,579	(20,391)	(21,354)	5,374	5,225
Total	190,046	190,239	(86,822)	(71,410)	103,224	118,829

(d)	The changes of the rights over leased assets as of September 30, 2021 and December 31, 2020 is as follows:

	September 2021
	Buildings	Floor space for ATMs	Improvements to leased properties	Total
	MCh$	MCh$	MCh$	MCh$

Gross Balance
Balance as of January 1, 2021	123,215	40,445	26,579	190,239
Additions	8,129	1,929	1,086	11,144
Write-downs	(8,684)	(753)	(1,900)	(11,337)
Total	122,660	41,621	25,765	190,046

Accumulated Depreciation
Balance as of January 1, 2021	(33,560)	(16,496)	(21,354)	(71,410)
Depreciation of the period (*)	(13,716)	(7,587)	(653)	(21,956)
Write-downs	4,205	723	1,616	6,544
Total	(43,071)	(23,360)	(20,391)	(86,822)

Balance as of September 30, 2021	79,589	18,261	5,374	103,224

(*)	See Note No. 35 Depreciation, Amortization and Impairment.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

16.	Fixed assets, leased assets and lease liabilities, continued:

	December 2020
	Buildings	Floor space for ATMs	Improvements to leased properties	Total
	MCh$	MCh$	MCh$	MCh$

Gross Balance
Balance as of January 1, 2020	130,853	41,960	27,254	200,067
Additions	7,907	1,319	847	10,073
Write-downs	(15,538)	(1,197)	(1,522)	(18,257)
Remeasurement	(7)	(1,637)	—	(1,644)
Total	123,215	40,445	26,579	190,239

Accumulated Depreciation
Balance as of January 1, 2020	(18,722)	(9,091)	(21,589)	(49,402)
Depreciation of the year (*)	(18,867)	(7,774)	(1,006)	(27,647)
Write-downs	4,029	369	1,241	5,639
Total	(33,560)	(16,496)	(21,354)	(71,410)

Balance as of December 31, 2020	89,655	23,949	5,225	118,829

(*)	Does not include provision for impairment of Ch$1 million.

(e)	The future maturities (including unearned interest) of the lease liabilities as of September 30, 2021 and December 31, 2020 are shown below:

	September 2021
	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 12 months	Over 1 year and up to 3 years	Over 3 years and up to 5 years	Over 5 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Lease associated to:
Buildings	1,723	3,448	14,096	27,092	21,252	29,208	96,819
ATMs	923	1,840	8,029	8,284	167	175	19,418
Total	2,646	5,288	22,125	35,376	21,419	29,383	116,237

	December 2020
	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 12 months	Over 1 year and up to 3 years	Over 3 years and up to 5 years	Over 5 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Lease associated to:
Buildings	1,646	3,371	14,501	28,663	20,869	30,865	99,915
ATMs	824	1,644	7,229	14,467	419	483	25,066
Total	2,470	5,015	21,730	43,130	21,288	31,348	124,981

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

16.	Fixed assets, leased assets and lease liabilities, continued:

The Bank and its subsidiaries maintain contracts with certain renewal options and for which there is reasonable certainty that said option shall be carried out. In such cases, the lease period used to measure the liability and assets corresponds to an estimate of future renewals.

The changes of the obligations for lease liabilities and the flows for the periods 2021 and 2020 are as follows:

Total cash flow for the period
MCh$
Lease liability
Balances as of January 1, 2020	146,013
Liabilities for new lease agreements	2,432
Interest expenses	1,993
Payments of capital and interests	(21,542)
Remeasurement	(1,331)
Contracts no longer recognized	(4,342)
Others	2,000
Balances as of September 30, 2020	125,223
Liabilities for new lease agreements	3,336
Interest expenses	539
Payments of capital and interests	(7,164)
Remeasurement	(313)
Contracts no longer recognized	(7,995)
Others	1,391
Balances as of December 31, 2020	115,017
Liabilities for new lease agreements	6,292
Interest expenses	1,514
Payments of capital and interests	(22,988)
Contracts no longer recognized	(4,588)
Others	3,766
Balances as of September 30, 2021	99,013

(f)	The future cash flows related to short-term lease agreements in effect as of September 30, 2021 correspond to Ch$6,597 million (Ch$6,814 as of December 31, 2020).

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

17.	Current Taxes and Deferred Taxes:

(a)	Current Taxes:

The Bank and its subsidiaries at the end of each period, have constituted a First Category Income Tax Provision, which was determined based on current tax regulations, and has been reflected in the Statement of Financial Position net of taxes to be recovered or payable, as applicable, as of September 30, 2021 and December 31, 2020, according to the following detail:

	September	December
	2021	2020
	MCh$	MCh$

Income tax	208,485	153,084
Less:
Monthly prepaid taxes	(123,728)	(172,683)
Credit for training expenses	(1,267)	(1,900)
Others	(1,231)	(1,139)
Total	82,259	(22,638)

Tax rate	27%	27%

	September	December
	2021	2020
	MCh$	MCh$

Current tax assets	671	22,949
Current tax liabilities	(82,930)	(311)
Total tax receivable (payable), net	(82,259)	22,638

(b)	Income Tax:

The effect of the tax expense during the periods between January 1 and September 30, 2021 and 2020, are broken down as follows:

	September	September
	2021	2020
	MCh$	MCh$
Income tax expense:
Current year tax	154,939	104,917
Tax Previous year	(2,375)	(1,269)
Subtotal	152,564	103,648
Charge for deferred taxes:
Origin and reversal of temporary differences	(25,122)	(11,982)
Subtotal	(25,122)	(11,982)
Others	2,524	2,436
Net charge to income for income taxes	129,966	94,102

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

17.	Current and Deferred Taxes, continued:

(c)	Reconciliation of effective tax rate:

The following is a reconciliation of the income tax rate to the effective rate applied to determine the Bank’s income tax expense as of September 30, 2021 and 2020:

	September 2021		September 2020
	Tax rate		Tax rate
	%	MCh$	%	MCh$

Income tax calculated on net income before tax	27.00	172,549	27.00	116,350
Price-level restatement	(7.14)	(45,600)	(4.52)	(19,457)
Others Additions or deductions	0.47	3,017	(0.64)	(2,791)
Effective rate and income tax expense	20.33	129,966	21.84	94,102

The effective rate for income tax for the period 2021 is 20.33% (21.84% in September 2020).

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

17.	Current and Deferred Taxes, continued:

(d)	Effect of deferred taxes on income and equity:

The Bank and its subsidiaries have recorded the effects of deferred taxes in their Interim Consolidated Financial Statements. The effects of deferred taxes on assets, liabilities and income accounts as of September 30, 2021 are detailed as follows:

	Balances as of December 31,	Effect on		Balances as of September 30,
	2020	Income	Equity	2021
	MCh$	MCh$	MCh$	MCh$
Debit Differences:
Allowances for loan losses	268,482	14,109	—	282,591
Personnel provisions	16,233	(931)	—	15,302
Staff vacations provisions	9,164	894	—	10,058
Accrued interests adjustments from impaired loans	4,570	(105)	—	4,465
Staff severance indemnities provision	537	(1)	(135)	401
Provision of credit cards expenses	7,959	1,457	—	9,416
Provision of accrued expenses	14,083	(2,470)	—	11,613
Adjustment for valuation of financial assets available-for-sale	—	—	4,136	4,136
Leasing	28,835	12,193	—	41,028
Incomes received in advance	16,088	(2,881)	—	13,207
Other adjustments	26,905	10,135	—	37,040
Total Debit Differences	392,856	32,400	4,001	429,257

Credit Differences:
Depreciation and price-level restatement of property and equipment	17,256	7	—	17,263
Adjustment for valuation of financial assets available-for-sale	223	—	(223)	—
Transitory assets	5,378	3,939	—	9,317
Loans accrued to effective rate	2,779	(268)	—	2,511
Prepaid expenses	2,234	4,363	—	6,597
Other adjustments	7,041	(763)	—	6,278
Total Credit Differences	34,911	7,278	(223)	41,966

Total, Net	357,945	25,122	4,224	387,291

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

17.	Current and Deferred Taxes, continued:

(d)	Effect of deferred taxes on income and equity, continued:

The effects of deferred taxes on assets, liabilities and income accounts as of September 30, 2020 and December 31, 2020 are detailed as follows:

	Balance as of December 31,	Effect on		Balance as of September 30,	Effect on		Balance as of December 31,
	2019	Income	Equity	2020	Income	Equity	2020
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Debit differences:
Allowances for loan losses	221,079	28,736	—	249,815	18,667	—	268,482
Personnel provisions	16,714	(4,085)	—	12,629	3,604	—	16,233
Staff vacations provisions	7,444	1,176	—	8,620	544	—	9,164
Accrued interest adjustments from impaired loans	3,674	703	—	4,377	193	—	4,570
Staff severance indemnities provision	607	(102)	25	530	7	—	537
Provisions of credit card expenses	8,221	359	—	8,580	(621)	—	7,959
Provisions of accrued expenses	10,564	2,354	—	12,918	1,165	—	14,083
Leasing	41,792	(12,473)	—	29,319	(484)	—	28,835
Incomes received in advance	32,170	(13,633)	—	18,537	(2,449)	—	16,088
Other adjustments	15,485	11,285	—	26,770	135	—	26,905
Total Debit Differences	357,750	14,320	25	372,095	20,761	—	392,856

Credit differences:
Depreciation of property and equipment and investment properties	15,524	1,388	—	16,912	344	—	17,256
Adjustment for valuation financial assets available-for-sale	1,039	—	(378)	661	—	(438)	223
Transitory assets	7,174	829	—	8,003	(2,625)	—	5,378
Loans accrued to effective rate	1,386	(375)	—	1,011	1,768	—	2,779
Prepaid expenses	3,334	(1,991)	—	1,343	891	—	2,234
Other adjustments	8,345	2,487	—	10,832	(3,791)	—	7,041
Total Credit Differences	36,802	2,338	(378)	38,762	(3,413)	(438)	34,911

Total, Net	320,948	11,982	403	333,333	24,174	438	357,945

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

18.	Other Assets:

(a)	Item composition:

At the end of each period, the item is composed as follows:

	September	December
	2021	2020
	MCh$	MCh$

Assets held for leasing (*)	96,249	85,626

Assets received or awarded as payment (**)
Assets awarded at judicial sale	8,606	5,571
Assets received in lieu of payment	988	99
Provision for assets received in lieu of payment or awarded	(74)	(52)
Subtotal	9,520	5,618

Other Assets
Deposits by derivatives margin	190,529	232,732
Trading and brokerage (***)	138,718	84,993
Recoverable income taxes	64,924	8,691
Prepaid expenses	58,493	29,654
Other accounts and notes receivable	20,739	63,796
Investment properties	12,565	12,833
VAT receivable	10,542	10,777
Commissions receivable	9,935	11,810
Servipag available funds	7,663	11,385
Pending transactions	3,960	1,825
Assets recovered from leasing for sale	3,014	715
Rental guarantees	2,093	2,014
Accounts receivable for sale of assets received in lieu of payment	1,104	2,469
Materials and supplies	629	784
Others	18,645	13,745
Subtotal	543,553	488,223
Total	649,322	579,467

(*)	These correspond to property and equipment to be given under finance lease.

(**)	Assets received in lieu of payment are assets received as payment of customers’ past-due debts. The assets acquired must not exceed the aggregate 20% of the Bank’s effective equity. These assets currently represent 0.0186% (0.0024% as of December 31, 2020) of the Bank’s effective equity.

(***)	This item mainly includes simultaneous operations carried out by the subsidiary Banchile Corredores de Bolsa S.A.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

18.	Other Assets, continued:

(b)	The changes of the provision for assets received in lieu of payment during the periods 2021 and 2020 are as follows:

Provision for assets received in lieu of payment	MCh$

Balance as of January 1, 2020	188
Provisions used	(967)
Provisions established	820
Provisions released	—
Balance as of September 30, 2020	41
Provisions used	(121)
Provisions established	132
Provisions released	—
Balance as of December 31, 2020	52
Provisions used	(97)
Provisions established	119
Provisions released	—
Balance as of September 30, 2021	74

19.	Current Accounts and Other Demand Deposits:

At the end of each period, this item is composed as follows:

	September	December
	2021	2020
	MCh$	MCh$

Current accounts	14,230,205	12,477,719
Other demand deposits	1,769,221	1,431,904
Other deposits and sight accounts	1,607,832	1,257,606
Total	17,607,258	15,167,229

20.	Savings Accounts and Time Deposits:

At the end of each period, this item is composed as follows:

	September	December
	2021	2020
	MCh$	MCh$

Time deposits	8,207,537	8,442,536
Term savings accounts	434,894	342,550
Other term balances payable	329,773	114,455
Total	8,972,204	8,899,541

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

21.	Borrowings from Financial Institutions:

At the end of each period, borrowings from financial institutions are detailed as follows:

	September	December
	2021	2020
	MCh$	MCh$

Domestic banks
Banco do Brasil	—	7,100
Banco Scotiabank	—	1,257
Banco Itaú	61	—
Subtotal domestic banks	61	8,357

Foreign banks
Foreign trade financing
Wells Fargo Bank	138,838	85,734
Citibank N.A. United State	65,446	114,525
Sumitomo Mitsui Banking	40,588	11,394
Bank of America	37,535	20,475
Bank of New York Mellon	16,234	21,389
Standard Chartered Bank	10,469	715
Commerzbank AG	1,340	21,687
Bank of Tokyo	444	40
The Bank of Nova Scotia	—	121,085
Zürcher Kantonalbank	—	39,116

Borrowings and other obligations
Wells Fargo Bank	154,654	106,965
Standard Chartered Bank	461	—
Citibank N.A. United Kingdom	—	233
Deutsche Bank Trust Company Americas	—	7,333
Others	288	105
Subtotal foreign banks	466,297	550,796

Chilean Central Bank (*)	4,348,400	3,110,600

Total	4,814,758	3,669,753

(*)	Financing provided by the Chilean Central Bank to deliver liquidity to the economy and support the flow of credit to households and companies, among which are the Conditional Credit Facility to Increase Placements (FCIC by its Spanish initials) and the Liquidity Credit Line (LCL).

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

22.	Debt Issued:

At the end of each period, this item is composed as follows:

	September	December
	2021	2020
	MCh$	MCh$

Mortgage bonds	4,670	6,786
Bonds	7,849,226	7,700,402
Subordinated bonds	904,276	886,407
Total	8,758,172	8,593,595

During the year 2021, the Bank has placed bonds for Ch$765,735 million, which corresponds to Short-Term Bonds and Long-Term Current Bonds for amount of Ch$698,435 million and Ch$67,300 million respectively, according to the following details:

Short-term Bonds

Counterparty	Currency	Amount MCh$	Annual interest rate %	Issued date	Maturity date

Wells Fargo Bank	USD	72,240	0.23	20/01/2021	20/04/2021
Wells Fargo Bank	USD	36,736	0.38	09/02/2021	04/02/2022
Citibank N.A.	USD	36,736	0.28	09/02/2021	02/08/2021
Wells Fargo Bank	USD	35,700	0.26	25/02/2021	24/08/2021
Citibank N.A.	USD	71,400	0.23	25/02/2021	01/06/2021
Wells Fargo Bank	USD	35,700	0.26	25/02/2021	26/08/2021
Citibank N.A.	USD	36,294	0.34	04/03/2021	03/09/2021
Citibank N.A.	USD	72,589	0.34	04/03/2021	07/09/2021
Wells Fargo Bank	USD	18,147	0.25	04/03/2021	01/06/2021
Wells Fargo Bank	USD	78,814	0.25	08/09/2021	01/06/2022
Citibank N.A.	USD	78,873	0.23	10/09/2021	10/03/2022
Wells Fargo Bank	USD	39,437	0.25	10/09/2021	08/06/2022
Citibank N.A.	USD	78,413	0.23	13/09/2021	17/03/2022
Wells Fargo Bank	USD	4,283	0.28	15/09/2021	14/09/2022
Citibank N.A.	USD	3,073	0.28	22/09/2021	16/09/2022
Total as of September 30, 2021		698,435

Long-Term Current Bonds

Serie	Currency	Amount MCh$	Terms Years	Annual issue rate %	Issue date	Maturity date

BONO JPY	JPY	36,097	10	0.7	17/08/2021	17/08/2031
BONO AUD	AUD	31,203	10	+138 pb	12/08/2021	12/08/2031
Total as of September 30, 2021		67,300

Subordinated bonds

During the period ended September 30, 2021, there were no subordinated bonds, issued.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

22.	Debt Issued, continued:

During fiscal year 2020, the Bank placed bonds for Ch$889,135 million, which corresponds to Short-Term Bonds and Long-Term Current Bonds for amounts of Ch$634,952 million and Ch$254,183 million respectively, according to the following details:

Short-term Bonds

Counterparty	Currency	Amount MCh$	Annual interest rate %	Issued date	Maturity date

Citibank N.A.	USD	23,078	2.00	07/01/2020	07/07/2020
Citibank N.A.	USD	38,371	1.95	09/01/2020	09/04/2020
Citibank N.A.	USD	34,886	1.91	13/01/2020	13/04/2020
Citibank N.A.	USD	11,629	1.87	14/01/2020	14/04/2020
Citibank N.A.	USD	31,667	1.91	29/01/2020	31/07/2020
Citibank N.A.	USD	7,917	1.91	29/01/2020	31/07/2020
Citibank N.A.	USD	27,709	1.86	29/01/2020	29/05/2020
Citibank N.A.	USD	10,350	1.85	30/01/2020	01/06/2020
Citibank N.A.	USD	19,720	1.85	03/02/2020	03/06/2020
Citibank N.A.	USD	31,391	1.55	08/04/2020	05/06/2020
Citibank N.A.	USD	21,262	1.30	13/04/2020	12/05/2020
Citibank N.A.	USD	12,758	1.30	13/04/2020	13/05/2020
Citibank N.A.	USD	34,020	1.30	13/04/2020	13/05/2020
Citibank N.A.	USD	25,593	1.55	16/04/2020	16/06/2020
Citibank N.A.	USD	25,593	1.55	16/04/2020	18/06/2020
Citibank N.A.	USD	34,158	1.61	17/04/2020	21/08/2020
Wells Fargo Bank	USD	42,697	1.60	17/04/2020	21/08/2020
Wells Fargo Bank	USD	42,858	1.50	22/04/2020	14/08/2020
Wells Fargo Bank	USD	42,943	1.45	24/04/2020	29/01/2021
Wells Fargo Bank	USD	4,175	1.30	29/04/2020	29/10/2020
Citibank N.A.	USD	32,834	0.45	18/05/2020	20/07/2020
Citibank N.A.	USD	5,089	0.45	18/05/2020	20/07/2020
Wells Fargo Bank	USD	74,254	0.45	07/12/2020	06/12/2021
Total as of December 31, 2020		634,952

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

22.	Debt Issued, continued:

Long-Term Current Bonds

Serie	Currency	Amount MCh$	Terms Years	Annual issue rate %	Issue date	Maturity date

BCHIEM0817	UF	93,096	7	0.80	06/01/2020	06/01/2027
BCHIEL0717	UF	123,957	8	0.72	04/02/2020	04/02/2028
Subtotal UF		217,053

BONO AUD	AUD	37,130	15	2.65	02/03/2020	02/03/2035
Subtotal Others currency		37,130
Total as of December 31, 2020		254,183

Subordinated bonds

During the year ended December 31, 2020, no Subordinate Bond placements were made.

As of September 30, 2021 and December 31, 2020, the Bank has not presented defaults in the payment of principal and interest on its debt instruments. Likewise, there have been no breaches of covenants and other commitments associated with the debt instruments issued.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

23.	Other Financial Obligations:

At the end of each period, this item is composed as follows:

	September	December
	2021	2020
	MCh$	MCh$

Other Chilean obligations	258,860	191,258
Public sector obligations	256	455
Total	259,116	191,713

24.	Provisions:

(a)	At the end of each period, this item is composed as follows:

	September	December
	2021	2020
	MCh$	MCh$

Provisions for minimum dividends (*)	226,135	220,271
Provisions for personnel benefits and payroll expenses	108,006	111,243
Provisions for contingent loan risks	78,484	76,191
Provisions for contingencies:
Additional loan provisions (**)	460,252	320,252
Country risk provisions	8,669	5,446
Other provisions for contingencies	615	508
Total	882,161	733,911

(*)	See Note No. 27 letter (c).

(**)	As of September 30, 2021, Ch$140,000 million have been established for additional provisions (Ch$107,000 million in December 2020). See Note No. 24 letter (b).

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

24.	Provisions, continued:

(b)	The following table shows the changes in provisions and accrued expenses during the period 2021 and 2020:

	Minimum dividends	Personnel benefits and payroll	Contingent loan Risks	Additional loan provisions	Country risk provisions and other contingencies	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Balances as of January 1, 2020	300,461	109,075	57,042	213,252	4,833	684,663
Provisions established	169,951	51,659	21,555	27,000	3,992	274,157
Provisions used	(300,461)	(67,406)	—	—	—	(367,867)
Provisions released	—	—	—	—	—	—
Balances as of September 30, 2020	169,951	93,328	78,597	240,252	8,825	590,953
Provisions established	50,320	31,294	—	80,000	—	161,614
Provisions used	—	(13,379)	—	—	—	(13,379)
Provisions released	—	—	(2,406)	—	(2,871)	(5,277)
Balances as of December 31, 2020	220,271	111,243	76,191	320,252	5,954	733,911
Provisions established	226,135	91,890	2,293	140,000	3,434	463,752
Provisions used	(220,271)	(95,127)	—	—	(104)	(315,502)
Provisions released	—	—	—	—	—	—
Balances as of September 30, 2021	226,135	108,006	78,484	460,252	9,284	882,161

(c)	Provisions for personnel benefits and payroll:

	September	December
	2021	2020
	MCh$	MCh$

Staff accrued vacation provision	37,250	33,993
Provisions for performance bonuses	49,719	43,941
Other personnel benefits provision	14,513	25,728
Staff severance indemnities	6,524	7,581
Total	108,006	111,243

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

24.	Provisions, continued:

(d)	Staff severance indemnities:

(i)	Changes in the staff severance indemnities:

	September	September
	2021	2020
	MCh$	MCh$

Present value of the obligations at the beginning of the period	7,581	7,566
Increase in provision	306	239
Benefit paid	(863)	(453)
Effect of change in actuarial factors	(500)	91
Total	6,524	7,443

(ii)	Net benefits expenses:

	September	September
	2021	2020
	MCh$	MCh$

(Decrease) Increase in provisions	(64)	74
Interest cost of benefits obligations	370	165
Effect of change in actuarial factors	(500)	91
Net benefit expenses	(194)	330

(iii)	Factors used in the calculation of the provision:

The main assumptions used in the determination of severance indemnity obligations for the Bank’s plan are shown below:

	September 30, 2021	December 31, 2020
	%	%

Discount rate	5.50	2.31
Salary increase rate	3.94	4.04
Payment probability	99.99	99.99

The most recent actuarial valuation of the staff severance indemnities provision was carried out during the third quarter of 2021.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

24.	Provisions, continued:

(e)	Changes in compliance bonuses provision:

	September	September
	2021	2020
	MCh$	MCh$

Balances as of January 1	43,941	51,051
Net provisions established	41,207	24,502
Provisions used	(35,429)	(40,937)
Total	49,719	34,616

(f)	Changes in staff accrued vacation provision:

	September	September
	2021	2020
	MCh$	MCh$

Balances as of January 1	33,993	27,609
Net provisions established	9,473	7,638
Provisions used	(6,216)	(3,274)
Total	37,250	31,973

(g)	Employee benefits share-based provision:

As of September 30, 2021 and 2020, the Bank and its subsidiaries do not have a stock-based compensation plan.

(h)	Contingent loan provisions:

As of September 30, 2021 the Bank and its subsidiaries maintain contingent loan provisions by an amount of Ch$78,484 million (Ch$76,191 million at December 2020). See Note No. 26 letter (d).

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

25.	Other Liabilities:

At the end of each period, this item is composed as follows:

	September	December
	2021	2020
	MCh$	MCh$

Accounts and notes payable	234,545	273,143
Income received in advance (*)	61,883	68,907
Dividends payable	5,516	4,309

Other liabilities
Documents intermediated (**)	209,878	137,546
Cobranding	34,611	29,213
VAT debit	16,913	16,519
Securities unliquidated	12,762	2,725
Outstanding transactions	477	725
Insurance payments	463	1,802
Others	30,982	30,231
Total	608,030	565,120

(*)	In relation to the Strategic Alliance Framework Agreement, on June 4, 2019, the Bank received the payment from the Insurance Companies for an amount of Ch$149,061 million, which was recorded according to IFRS 15. The related income is recognized over time, depending on compliance with the associated performance obligation.

(**)	This item mainly includes financing of simultaneous operations performed by subsidiary Banchile Corredores de Bolsa S.A.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

26.	Contingencies and Commitments:

(a)	Commitments and responsibilities accounted for in off-balance-sheet accounts:

In order to satisfy its customers’ needs, the Bank entered into several irrevocable commitments and contingent obligations. Although these obligations are not recognized in the Statement of Financial Position, they entail credit risks and, therefore, form part of the Bank’s overall risk.

The Bank and its subsidiaries keep recorded in off-balance sheet accounts the main balances related to commitments or with responsibilities inherent to the course of its normal business:

	September	December
	2021	2020
	MCh$	MCh$
Contingent loans
Guarantees and sureties	360,599	224,079
Confirmed foreign letters of credit	190,713	58,299
Issued letters of credit	432,825	343,663
Bank guarantees	2,323,068	2,214,370
Undrawn credit lines	8,264,021	7,650,382
Other credit commitments	67,432	107,707

Transactions on behalf of third parties
Documents in collections	93,464	157,671
Third-party resources managed by the Bank:
Financial assets managed on behalf of third parties	5,432	16,024
Other assets managed on behalf of third parties	—	—
Financial assets acquired on its own behalf	82,784	80,788
Other assets acquired on its own behalf	—	—

Custody of securities
Securities held in safe custody in the Bank and subsidiaries	2,567,912	2,023,313
Securities held in safe custody in other entities	18,407,797	18,467,801
Total	32,796,047	31,344,097

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

26.	Contingencies and Commitments, continued:

(b)	Lawsuits and legal proceedings:

(b.1)	Normal judicial contingencies in the industry:

At the date of issuance of these Interim Consolidated Financial Statements, there are legal actions filed against the Bank related with the ordinary course operations. As of September 30, 2021 the Bank maintain provisions for judicial contingencies amounting to Ch$351 million (Ch$244 million as of December 2020), which are part of the item “Provisions” in the Statement of Financial Position.

The estimated end dates of the respective legal contingencies are as follows:

	As of September 30, 2021
	2021	2022	2023	2024	2025	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Legal contingencies	13	20	174	144	—	351

(b.2)	Contingencies for significant lawsuits in courts:

As of September 30, 2021 and December 31, 2020 there are not significant lawsuits in court that affect or may affect these Interim Consolidated Financial Statements.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

26.	Contingencies and Commitments, continued:

(c)	Guarantees granted by operations:

i.	In subsidiary Banchile Administradora General de Fondos S.A.:

In compliance with Article No, 12 of Law No. 20,712, Banchile Administradora General de Fondos S.A., has designated the Bank as the representative of the beneficiaries of the guarantees it has established, and in such role the Bank has issued bank guarantees totaling UF 4,149,200, maturing January 7, 2022 (UF 3,778,100, maturing on January 8, 2021 as of December 2020). The subsidiary took a policy with Mapfre Seguros Generales S.A. for the Real State Funds by a guaranteed amount of UF 809,700.

As of September 30, 2021 and December 31, 2020 the Bank has not guaranteed mutual funds.

ii.	In subsidiary Banchile Corredores de Bolsa S.A.:

For the purposes of ensuring correct and complete compliance with all of its obligations as broker-dealer entity, in conformity with the provisions from Article 30 and subsequent of Law No. 18,045 on Securities Markets, the subsidiary established a guarantee in an insurance policy for UF 20,000, insured by Mapfre Seguros Generales S.A., that matures April 22, 2022, whereby the Securities Exchange of the Santiago Stock Exchange was appointed as the subsidiary’s creditor representative.

	September	December
	2021	2020
Guarantees:	MCh$	MCh$
Shares delivered to cover simultaneous forward sales transactions:
Santiago Securities Exchange, Stock Exchange	55,283	47,684
Electronic Chilean Securities Exchange, Stock Exchange	4,690	20,227

Fixed income securities to guarantee CCLV system:
Santiago Securities Exchange, Stock Exchange	9,997	10,000
Shares delivered to guarantee equity lending and short-selling:
Santiago Securities Exchange, Stock Exchange	2,732	2,858
Total	72,702	80,769

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

26.	Contingencies and Commitments, continued:

(c)	Guarantees granted, continued:

ii.	In subsidiary Banchile Corredores de Bolsa S.A., continued:

In conformity with the internal regulation of the stock exchange in which this subsidiary participates, and for the purpose of securing the broker’s correct performance, the Company established a pledge over 1,000,000 shares of the Santiago Stock Exchange, in favor of that institution, as stated in the Public Deed dated September 13, 1990 before the notary of Santiago Mr. Raul Perry Pefaur, and over 100,000 shares of the Electronic Chilean Stock Exchange, in favor of that Institution, as stated in a contract signed between both entities dated May 16, 1990.

Banchile Corredores de Bolsa S.A. keeps an insurance policy current with Chubb Seguros Chile S.A. that expires May 2, 2022, this considers matters of employee fidelity, physical losses, falsification or adulteration, and currency fraud with a coverage amount equivalent to US$20,000,000.

It also provided a bank guarantee in the amount of UF 286,600 for the benefits of investors in portfolio management contracts. This bank guarantee is revaluated in UF to fixed term, non-endorsable and has a maturity date of January 7, 2022.

It also provided a cash guarantee in the amount of US$122,494.32 for the purpose of complying with the obligations to Pershing, for any operations conducted through that broker.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

26.	Contingencies and Commitments, continued:

(c)	Guarantees granted, continued:

iii.	In subsidiary Banchile Corredores de Seguros Ltda.:

According to established in article 58, letter D of D.F.L. 251, as of September 30, 2021 the entity maintains two insurance policies with effect from April 15, 2021 to April 14, 2022 which protect it against of potential damages caused by infractions of the law, regulations and complementary rules that regulate insurance brokers, especially when the non-compliance comes from acts, errors or omissions of the broker, its representatives, agents or dependents that participate in the intermediation.

The policies contracted are:

Matter insured	Amount Insured (UF)

Errors and omissions liability policy	500
Civil liability policy	60,000

(d)	Provisions for contingencies loans:

Established provisions for credit risk from contingencies operations are the followings:

	September	December
	2021	2020
	MCh$	MCh$

Undrawn credit lines	40,364	40,404
Bank guarantees provision	28,591	27,596
Guarantees and sureties provision	7,749	7,060
Letters of credit provision	1,696	1,074
Other credit commitments	84	57
Total	78,484	76,191

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

26.	Contingencies and Commitments, continued:

(e)	By Exempt Resolution No. 270 dated October 30, 2014, the Superintendency of Securities and Insurance (current Commission for the Financial Market) imposed a fine of UF 50,000 to Banchile Corredores de Bolsa S.A. for violations of the second paragraph of article 53 of the Securities Market Law, said company filed a claim with the competent Civil Court requesting the annulment of the fine. On December 10, 2019, a judgement in the case was issued reducing the fine to the amount of UF 7,500. The judgment indicated has been subject to cassation appeals filed by both parties, which are pending before the Illustrious Court of Appeals of Santiago.

The company has not made provisions considering that the Bank’s legal advisors in charge of the procedure estimate that there are solid grounds that the claim filed by Banchile Corredores de Bolsa S.A. can be accepted.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

27.	Equity:

(a)	Capital:

(i)	Authorized, subscribed and paid shares:

As of September 30, 2021, the paid-in capital of the Bank is represented by 101,017,081,114 registered shares (101,017,081,114 shares as of December 31, 2020), with no par value, subscribed and fully paid.

(ii)	Shares:

The following table shows the changes in share from December 31, 2019 to September 30, 2021:

Total
Ordinary Shares

Total shares as of December 31, 2019	101,017,081,114

Total shares as of December 31, 2020	101,017,081,114

Total shares as of September 30, 2021	101,017,081,114

(b)	Approval and payment of dividends:

At the Bank Ordinary Shareholders’ Meeting held on March 25, 2021 it was approved the distribution and payment of dividend No. 209 of Ch$2.18053623438 per share of the the Bank, with charge to the net distributable income for the year ended as of December 31, 2020. The dividends paid in the period 2021 amounted to Ch$220,271 million.

At the Bank Ordinary Shareholders’ Meeting held on March 26, 2020 it was approved the distribution and payment of dividend No. 208 of Ch$3.47008338564 per share of the the Bank, with charge to the net distributable income for the year ended as of December 31, 2019. The dividends paid in the year 2020 amounted to Ch$350,538 million.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

27.	Equity, continued:

(c)	Provision for minimum dividends:

The Board of Directors of the Bank agreed for the purposes of minimum dividends, to establish a provision of 60% of the net income resulting from reducing or adding to the net income for the corresponding period, the value effect of the monetary unit of paid capital and reserves, as a result of any change in the Consumer Price Index (CPI) between the month prior to the current month and the month of November of the previous year. The amount to be reduced of the liquid income for the period ended as of September 30, 2021 amounted to Ch$132,213 million.

As indicated, as of September 30, 2021, the amount of the net income determined in accordance with the preceding paragraph is equivalent to Ch$376,891 million (Ch$367,119 million as of December 31, 2020). Consequently, the Bank recorded a provision for minimum dividends under “Provisions” as of September 30, for an amount of Ch$226,135 million (Ch$220,271 million in December 2020), which reflects as a counterpart an equity reduction for the same amount in the item “Retained earnings”.

(d)	Earnings per share:

(i)	Basic earnings per share:

Basic earnings per share are determined by dividing the net income attributable to the Bank ordinary equity holders in a period between the weighted average number of shares outstanding during that period, excluding the average number of own shares held throughout the period.

(ii)	Diluted earnings per share:

In order to calculate the diluted earnings per share, both the amount of income attributable to common shareholders and the weighted average number of shares outstanding, net of own shares, must be adjusted for all the inherent dilutive effects to the potential common shares (stock options, warrants and convertible debt).

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

27.	Equity, continued:

Accordingly, the basic and diluted earnings per share as of September 30, 2021 and 2020 were determined as follows:

	September	September
	2021	2020
Basic earnings per share:
Net profits attributable to ordinary equity holders of the bank (in million Chilean pesos)	509,104	336,823
Weighted average number of ordinary shares	101,017,081,114	101,017,081,114
Earning per shares (in Chilean pesos)	5.04	3.33

Diluted earnings per share:
Net profits attributable to ordinary equity holders of the bank (in million Chilean pesos)	509,104	336,823
Weighted average number of ordinary shares	101,017,081,114	101,017,081,114
Assumed conversion of convertible debt	—	—
Adjusted number of shares	101,017,081,114	101,017,081,114
Diluted earnings per share (in Chilean pesos)	5.04	3.33

As of September 30, 2021 and 2020, the Bank does not have instruments that generate dilutive effects.

(e)	Other comprehensive income:

This item includes the following concepts:

The adjustment of cash flow hedge derivatives comprises the portion of income recorded in equity resulting from changes in fair value due to changes in market factors. During the period 2021 it was made a credit to equity for Ch$198,321 million (charge to equity of Ch$17,075 million in 2020). The income tax effect presented a charge to equity of Ch$53,546 million (credit of Ch$4,610 million in September 2020).

The valuation adjustment of investments available for sale originates from fluctuations in the fair value of such portfolio, with a charge or credit to equity. During the period 2021, it was made a charge to equity for Ch$117,098 million (charge of Ch$1,397 million during the year 2020). The deferred tax effect meant a credit to equity of Ch$4,359 million (credit to equity of Ch$378 million in September 2020).

(f)	Retained earnings from previous years:

During the year 2021, the Ordinary Shareholders Meeting of the Bank agreed to deduct and withhold from the 2020 liquid income, an amount equivalent to the value effect of the monetary unit of paid capital and reserves according to the variation in the Consumer Price Index, which occurred between November 2019 and November 2020, amounting to Ch$95,989 million. Additionally, the Board determined to withhold 40% of the distributable net income, which was equivalent to Ch$146,848 million.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

28.	Interest Revenue and Expenses:

(a)	On the closing date of the Interim Consolidated Financial Statement, the interest and indexation income, excluding hedge results, are composed as follows:

	September 2021				September 2020
	Interest	UF Indexation	Prepaid fees	Total	Interest	UF Indexation	Prepaid fees	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Commercial loans	450,040	211,581	4,122	665,743	501,093	86,736	4,741	592,570
Consumer loans	319,172	2,416	4,545	326,133	412,649	898	4,457	418,004
Residential mortgage loans	206,636	333,200	2,832	542,668	204,502	127,716	4,146	336,364
Financial investment	19,192	13,557	—	32,749	25,092	3,861	—	28,953
Repurchase agreements	1,297	—	—	1,297	1,133	—	—	1,133
Loans to banks	5,613	—	—	5,613	9,084	—	—	9,084
Other interest and indexation revenue	4,481	1,001	—	5,482	7,450	1,499	—	8,949
Total	1,006,431	561,755	11,499	1,579,685	1,161,003	220,710	13,344	1,395,057

The amount of interest recognized on a received basis for impaired portfolio in the period 2021 amounts to Ch$2,373 million (Ch$2,923 million in September 2020).

(b)	At the each period end, the stock of interest and UF indexation not recognized in incomes is the following:

	September 2021			September 2020
	Interest	UF Indexation	Total	Interest	UF Indexation	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Commercial loans	11,146	1,731	12,877	11,652	1,124	12,776
Residential mortgage loans	1,755	1,846	3,601	2,121	1,268	3,389
Consumer loans	23	—	23	45	—	45
Total	12,924	3,577	16,501	13,818	2,392	16,210

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

28.	Interest Revenue and Expenses, continued:

(c)	At each period end, interest and UF indexation expenses excluding hedge results, are detailed as follows:

	September 2021			September 2020
	Interest	UF Indexation	Total	Interest	UF Indexation	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Savings accounts and time deposits	30,943	32,141	63,084	101,995	16,098	118,093
Debt securities issued	151,571	242,050	393,621	163,010	100,786	263,796
Other financial obligations	10	12	22	390	11	401
Repurchase agreements	263	—	263	1,773	2	1,775
Obligations with banks	17,038	—	17,038	22,561	—	22,561
Demand deposits	271	16,267	16,538	276	7,508	7,784
Lease liabilities	1,514	—	1,514	1,993	—	1,993
Other interest and indexation expenses	19	715	734	628	235	863
Total	201,629	291,185	492,814	292,626	124,640	417,266

(d)	As of September 30, 2021 and 2020, the Bank uses cross currency and interest rate swaps to hedge its position on movements on the fair value of corporate bonds and commercial loans and cross currency swaps to hedge the risk of variability of obligations flows with foreign banks and bonds issued in foreign currency.

	September 2021			September 2020
	Income	Expense	Total	Income	Expense	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Gain from fair value accounting hedges	4,930	—	4,930	1,216	—	1,216
Loss from fair value accounting hedges	(4,309)	—	(4,309)	(7,856)	—	(7,856)
Gain from cash flow accounting hedges	11,664	36,850	48,514	46,921	77,021	123,942
Loss from cash flow accounting hedges	(72,145)	(14,953)	(87,098)	(80,384)	(52,635)	(133,019)
Net gain on hedge items	(4,390)	—	(4,390)	664	—	664
Total	(64,250)	21,897	(42,353)	(39,439)	24,386	(15,053)

(e)	At each period end, the summary of interest is as follows:

	September	September
	2021	2020
	MCh$	MCh$

Interest revenue	1,579,685	1,395,057
Interest expense	(492,814)	(417,266)
Subtotal interest income	1,086,871	977,791
Net gain (loss) from accounting hedges	(42,353)	(15,053)
Total net interest income	1,044,518	962,738

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

29.	Income and Expenses from Fees and Commissions:

The income and expenses for commissions that are shown in the Interim Consolidated Statement of Income refers to the following items:

	September	September
	2021	2020
	MCh$	MCh$
Commission income
Debit and credit card services	131,264	118,276
Investments in mutual funds and others	79,268	69,716
Collections and payments	46,233	40,719
Portfolio management	37,136	37,505
Fees for insurance transactions	28,007	23,874
Use of distribution channel and access to customers	23,657	62,639
Guarantees and letters of credit	22,056	20,525
Trading and securities management	18,320	16,572
Brand use agreement	16,020	15,727
Financial advisory services	4,872	3,128
Lines of credit and overdrafts	3,293	3,447
Other commission earned	16,961	15,699
Total commissions income	427,087	427,827

Commission expenses
Fees for card transactions	(55,640)	(55,649)
Interbank transactions	(22,473)	(17,594)
Securities transactions	(3,287)	(3,455)
Collections and payments	(3,225)	(3,606)
Sales force	(80)	(128)
Other commission	(1,177)	(1,325)
Total commissions expenses	(85,882)	(81,757)

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

30.	Net Financial Operating Income:

The gains (losses) from trading and brokerage activities are detailed as follows:

	September	September
	2021	2020
	MCh$	MCh$

Trading derivative	114,932	(62,611)
Financial assets held-for-trading	5,376	52,396
Sale of available-for-sale instruments	4,694	24,963
Sale of loan portfolios (Note No.12 (e))	4,667	186
Net income on other transactions	133	330
Total	129,802	15,264

31.	Foreign Exchange Transactions, Net:

Net foreign exchange transactions are detailed as follows:

	September	September
	2021	2020
	MCh$	MCh$

Indexed foreign currency	(151,896)	27,754
Gain from accounting hedges	126,478	76,649
Exchange difference, net	10,179	5,274
Total	(15,239)	109,677

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

32.	Provisions for Loan Losses:

The change registered in income during the periods 2021 and 2020 due to provisions, are summarized as follows:

	Loans and advance to		Loans to customers
	banks		Commercial Loans		Mortgage Loans		Consumer Loans		Subtotal		Contingent Loans		Total
	September	September	September	September	September	September	September	September	September	September	September	September	September	September
	2021	2020	2021	2020	2021	2020	2021	2020	2021	2020	2021	2020	2021	2020
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Provisions established:
- Individual provisions	—	—	(23,116)	(79,507)	—	—	—	—	(23,116)	(79,507)	(2,372)	(8,978)	(25,488)	(88,485)
- Group provisions	—	—	(44,129)	(71,658)	(6,601)	(11,175)	(55,195)	(195,596)	(105,925)	(278,429)	—	(12,577)	(105,925)	(291,006)
Provisions established, net	—	—	(67,245)	(151,165)	(6,601)	(11,175)	(55,195)	(195,596)	(129,041)	(357,936)	(2,372)	(21,555)	(131,413)	(379,491)

Provisions released:
- Individual provisions	147	259	—	—	—	—	—	—	—	—	—	—	147	259
- Group provisions	—	—	—	—	—	—	—	—	—	—	79	—	79	—
Provisions realeased, net	147	259	—	—	—	—	—	—	—	—	79	—	226	259

Provision, net	147	259	(67,245)	(151,165)	(6,601)	(11,175)	(55,195)	(195,596)	(129,041)	(357,936)	(2,293)	(21,555)	(131,187)	(379,232)

Additional provisions	—	—	(140,000)	(27,000)	—	—	—	—	(140,000)	(27,000)	—	—	(140,000)	(27,000)

Recovery of written-off assets	—	—	8,643	6,648	4,308	2,620	34,455	19,453	47,406	28,721	—	—	47,406	28,721

Provision for loan losses, net	147	259	(198,602)	(171,517)	(2,293)	(8,555)	(20,740)	(176,143)	(221,635)	(356,215)	(2,293)	(21,555)	(223,781)	(377,511)

In the opinion of the Administration, provisions constituting for credit risk cover all possible losses that may arise from the non-recovery of assets, according to the records examined by the Bank.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

33.	Personnel Expenses:

Salaries and personnel expenses during the periods 2021 and 2020 are as follows:

	September	September
	2021	2020
	MCh$	MCh$

Remunerations	194,763	193,592
Bonuses and incentives	50,360	34,604
Variable compensation	22,382	25,490
Gratifications	22,361	21,095
Lunch and health benefits	18,857	20,804
Staff severance indemnities	9,765	5,877
Training expenses	1,489	1,516
Other personnel expenses	15,952	16,515
Total	335,929	319,493

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

34.	Administrative Expenses:

This item is composed as follows:

	September	September
	2021	2020
	MCh$	MCh$
General administrative expenses
Information technology and communications	78,328	74,170
Maintenance and repair of property and equipment	31,669	36,279
External advisory services and professional services fees	11,092	10,532
Surveillance and securities transport services	9,912	7,802
Insurance premiums	5,772	6,235
Office supplies	5,183	8,493
External service of financial information	4,701	4,294
Postal box, mail, postage and home delivery services	3,386	3,151
Energy, heating and other utilities	3,246	4,552
Legal and notary expenses	3,224	3,098
Expenses for short-term leases and low value	3,041	3,636
External service of custody of documentation	2,206	2,612
Representation and travel expenses	2,154	2,021
Other expenses of obligations for lease agreements	2,113	1,972
Donations	1,535	2,400
Other general administrative expenses	12,465	11,785
Subtotal	180,027	183,032

Outsource services
External technological developments expenses	7,889	8,475
Data processing	7,106	7,418
Certification and technology testing	5,337	4,735
Credit pre-evaluation	3,513	11,470
Other	1,075	2,051
Subtotal	24,920	34,149

Board expenses
Board of Directors Compensation	2,155	2,056
Other Board expenses	8	18
Subtotal	2,163	2,074

Marketing expenses
Advertising	19,659	18,647
Subtotal	19,659	18,647

Taxes, payroll taxes and contributions
Contribution to the banking regulator	8,950	8,473
Real estate contributions	3,139	2,746
Patents	1,071	988
Other taxes	1,264	372
Subtotal	14,424	12,579
Total	241,193	250,481

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

35.	Depreciation, Amortization and Impairment:

(a)	The amounts corresponding to charges to results for depreciation and amortization during the periods 2021 and 2020, are detailed as follows:

	September	September
	2021	2020
	MCh$	MCh$
Depreciation and amortization
Depreciation of property and equipment (Note No. 16 (b))	22,028	22,361
Depreciation of leased assets (Note No. 16 (d))	21,956	20,698
Amortization of intangibles assets (Note No. 15 (b))	13,019	11,809
Total	57,003	54,868

(b)	As of September 30, 2021 and 2020 the impairment expenses is composed as follows:

	September	September
	2021	2020
	MCh$	MCh$
Impairment
Impairment of property and equipment (Note No. 16 (b))	3	882
Impairment of intangible assets (Note No. 15 (b))	—	—
Impairment of leased assets (Note No. 16 (d))	—	—
Total	3	882

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

36.	Other Operating Income:

During the periods 2021 and 2020, the Bank and its subsidiaries present other operating income, according to the following:

	September	September
	2021	2020
	MCh$	MCh$
Income for assets received in lieu of payment
Income from sale of assets received in lieu of payment	4,286	6,218
Other income	225	66
Subtotal	4,511	6,284

Release of provisions for contingencies
Country risk provisions	—	—
Other provisions for contingencies	—	—
Subtotal	—	—

Other income
Release of provisions and expense recovery	7,292	4,557
Rental investment properties	4,329	3,924
Tax management income	3,069	1,565
Recovery from correspondent banks	2,029	2,190
Revaluation of prepaid monthly payments	1,569	229
Income from sale leased assets	1,051	1,816
Credit/debit card income	346	459
Gain on sale of fixed assets	208	25
Fiduciary and trustee commissions	170	219
Reimbursements for insurance policies	103	3,502
Others	1,043	909
Subtotal	21,209	19,395

Total	25,720	25,679

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

37.	Other Operating Expenses:

During the periods 2021 and 2020, the Bank and its subsidiaries present other operating expenses, according to the following:

	September	September
	2021	2020
	MCh$	MCh$
Provisions and expenses for assets received in lieu of payment
Charge-off assets received in lieu of payment	1,557	3,022
Maintenance expenses of assets received in lieu of payment	434	640
Provisions for assets received in lieu of payment	140	868
Subtotal	2,131	4,530

Provisions for contingencies
Country risk provisions	3,223	3,978
Other provisions	211	14
Subtotal	3,434	3,992

Other expenses
Write-offs for operating risks	9,781	6,152
Leasings operational expenses	3,704	4,110
Card administration	2,085	2,380
Correspondent banks	1,851	1,268
Expenses for charge-off leased assets recoveries	747	570
Credit life insurance	205	353
Contribution to other organisms	192	331
Civil lawsuits	149	109
Others	1,899	1,080
Subtotal	20,613	16,353

Total	26,178	24,875

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

38.	Related Party Transactions:

Related parties are considered to be those natural or legal persons who are in positions to directly or indirectly have significant influence through their ownership or management of the Bank and its subsidiaries, as set out in the Compendium of Accounting Standards and Chapter 12-4 of the current Compilation of Standards issued by the CMF.

According to the above, the Bank has considered as related parties those natural or legal persons who have a direct participation or through third parties on Bank ownership, where such participation exceeds 5% of the shares, and also people who, regardless of ownership, have authority and responsibility for planning, management and control of the activities of the entity or its subsidiaries. There also are considered as related the companies in which the parties related by ownership or management of the Bank have a share which reaches or exceeds 5%, or has the position of director, general manager or equivalent.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

38.	Related Party Transactions, continued:

(a)	Loans with related parties:

The following are the loans and accounts receivable and contingent loans, corresponding to related entities.

	Productive and Services Companies (*)		Investment and Commercial Companies (**)		Individuals (***)		Total
	September	December	September	December	September	December	September	December
	2021	2020	2021	2020	2021	2020	2021	2020
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Loans and accounts receivable:
Commercial loans	208,045	122,716	124,642	164,213	13,476	12,445	346,163	299,374
Residential mortgage loans	—	—	—	—	65,527	61,131	65,527	61,131
Consumer loans	—	—	—	—	10,001	8,743	10,001	8,743
Gross loans	208,045	122,716	124,642	164,213	89,004	82,319	421,691	369,248
Allowance for loan losses	(1,258)	(1,264)	(543)	(802)	(564)	(390)	(2,365)	(2,456)
Net loans	206,787	121,452	124,099	163,411	88,440	81,929	419,326	366,792

Contingent loans:
Guarantees and sureties	8,204	7,277	11,372	9,469	—	—	19,576	16,746
Letters of credits	104	2,885	—	—	—	—	104	2,885
Banks guarantees	26,712	25,129	26,812	35,733	—	—	53,524	60,862
Undrawn credit lines	76,550	46,887	16,194	14,308	21,439	20,306	114,183	81,501
Other contingencies loans	—	—	—	—	—	—	—	—
Total contingent loans	111,570	82,178	54,378	59,510	21,439	20,306	187,387	161,994
Provision for contingencies loans	(244)	(218)	(52)	(55)	(50)	(51)	(346)	(324)
Contingent loans, net	111,326	81,960	54,326	59,455	21,389	20,255	187,041	161,670

Amount covered by guarantee:
Mortgage	13,495	15,575	63,172	54,891	84,339	82,777	161,006	153,243
Warrant	—	—	—	—	—	—	—	—
Pledge	—	—	—	—	—	—	—	—
Others (****)	27,641	33,474	18,051	12,117	6,906	6,582	52,598	52,173
Total collateral	41,136	49,049	81,223	67,008	91,245	89,359	213,604	205,416

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

38.	Related Party Transactions, continued:

(a)	Loans with related parties, continued:

(*)	For these effects are considered productive companies, those that meet the following conditions:

i)	They engage in production activities and generate a separate flow of income.

ii)	Less than 50% of their assets are financial assets held-for-trading or investments.

Service companies are considered entities whose main purpose is oriented to rendering services to third parties.

(**)	Investment companies and commercial include those legal entities that do not meet the conditions for productive companies or services providers and are profit-oriented.

(***)	Individuals include key members of the management and correspond to those who directly or indirectly have authority and responsibility for planning, administrating and controlling the activities of the organization, including directors. This category also includes their family members who influence or are influenced by such individuals in their interactions with the organization.

(****)	These guarantees mainly correspond to warranty by endorsement and sureties, state guarantees and other financial guarantees.

(b)	Other assets and liabilities with related parties:

	September	December
	2021	2020
	MCh$	MCh$
Assets
Cash and due from banks	382,281	261,386
Transactions in the course of collection	29,859	35,833
Financial assets held-for-trading	526	96
Derivative instruments	265,279	252,748
Investment instruments	9,496	31,548
Other assets	14,573	96,362
Total	702,014	677,973

Liabilities
Demand deposits	196,122	239,139
Transactions in the course of payment	25,352	37,799
Obligations under repurchase agreements	10	24,500
Savings accounts and time deposits	267,531	338,732
Derivative instruments	291,256	355,099
Borrowings with banks	65,446	114,758
Lease liabilities	10,038	10,354
Other liabilities	17,681	14,699
Total	873,436	1,135,080

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

38.	Related Party Transactions, continued:

(c)	Income and expenses from related party transactions (*):

	September 2021		September 2020
	Income	Expense	Income	Expense
	MCh$	MCh$	MCh$	MCh$
Type of income or expense recognized
Interest and revenue expenses	12,135	121	11,501	181
Fees and commissions income	71,906	22,041	72,466	28,512
Net Financial Operating Income
Derivative instruments (**)	50,076	16,129	39,223	61,725
Other financial operations	15	21	40	—
Released or established of provision for credit risk	139		—	330
Operating expenses	—	92,085	—	94,904
Other income and expenses	343	32	351	4

(*)	This detail does not constitute a Statement of Comprehensive Income for related party transactions since the assets with these parties are not necessarily equal to liabilities and each item reflects total income and expense and not those corresponding to exact transactions.

(**)	The outcome of derivative operations is presented net at each related counterparty level. Additionally, this line includes operations with local counterpart banks (unrelated) which have been novated by Comder Contraparte Central S.A. (Related entity) for centralized clearing purposes, which generated a net gain of Ch$11,877 million as of September 30, 2021 (net gain of Ch$33,811 million as of September 30, 2020).

(d)	Contracts with related parties:

During the period ended September 30, 2021, the Bank has signed, renewed or amended the contractual terms and conditions of the following contracts with related parties that do not correspond to the ordinary transactions with clients in general, for above UF 1,000:

Company name	Concept or service description

Depósito Central de Valores S.A.	Custodial services
Sistemas Oracle de Chile S.A.	Licensing services, support renewal and implementation of hardware and software.
Universidad del Desarrollo	Entrepreneurship programs
Artikos S.A.	Electronic billing services
Transbank S.A.	Services associated with credit card transactions
Servipag Ltda.	Collection services
Centro de Compensación Automatizado S.A.	Electronic transfer services
Ionix SpA.	Technical assistance service, licensing and platform support
Canal 13 S.A.	Advertising service
Nexus S.A.	Credit card operation services
Bolsa de Comercio de Santiago	Information services for custodians
Redbanc S.A.	Electronic Transfer Services (EFT)
Citigroup Inc.	Cooperation Agreement, Global Connectivity and Trademark License Agreement

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

38.	Related Party Transactions, continued:

(e)	Directors’ remunerations and payments to key management personnel:

	September	September
	2021	2020
	MCh$	MCh$

Personnel remunerations	3,147	2,907
Short-term benefits	3,534	3,642
Severance pay	314	1,550
Directors’ remunerations and fees (*)	2,155	2,056
Total	9,150	10,155

(*)	It includes fees paid to members of the Advisory Committee of Banchile Corredores de Seguros Ltda, of Ch$11 million (Ch$10 million in September 2020).

The travel and other related expenses amount to Ch$8 million (Ch$18 million in September 2020).

Composition of key personnel:

	No. of executives
	September	September
	2021	2020
Position
CEO	1	1
CEOs of subsidiaries	5	6
Division Managers	14	13
Directors Bank and subsidiaries	18	18
Total	38	38

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

39.	Fair Value of Financial Assets and Liabilities:

The Bank and its subsidiaries have defined a corporate framework for valuation and control related with the process to the fair value measurement.

Within the established framework includes the Product Control Unit, which is independent of the business areas and reports to the Financial Management and Control Division Manager. This function befall to the Financial Control, Treasury and Capital Manager, through the Financial Risk Information and Control Section, is responsible for independent verification of price and results of trading (including derivatives) and investment operations and all fair value measurements.

To achieve the appropriate measurements and controls, the Bank and its subsidiaries, take into account at least the following aspects:

(i)	Industry standard valuation.

To value financial instruments, the Bank uses industry standard modeling; quota value, share price, discounted cash flows and valuation of options through Black-Scholes-Merton, according to the case. The input parameters for the valuation correspond to rates, prices and levels of volatility for different terms and market factors that are traded in the national and international market and that are provided by the main sources of the market.

(ii)	Quoted prices in active markets.

The fair value for instruments with quoted prices in active markets is determined using daily quotes from electronic systems information (such as Bolsa de Comercio de Santiago, Bloomberg, LVA and Risk America, etc). This quote represents the price at which these instruments are regularly traded in the financial markets.

(iii)	Valuation techniques.

If no specific quotes are available for the instrument to be valued, valuation techniques will be used to determine the fair value.

Due to, in general, the valuation models require a set of market parameters as inputs, the aim is to maximize information based on observable or price-related quotations for similar instruments in active markets. To the extent there is no information in direct from the markets, data from external suppliers of information, prices of similar instruments and historical information are used to validate the valuation parameters.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

39.	Fair Value of Financial Assets and Liabilities, continued:

(iv)	Fair value adjustments.

Part of the fair value process considers three adjustments to the market value, calculated based on the market parameters, including; a liquidity adjustment, a Bid/Offer adjustment and an adjustment is made for credit risk of derivatives (CVA and DVA). The calculation of the liquidity adjustment considers the size of the position in each factor, the particular liquidity of each factor, the relative size of the Bank with respect to the market, and the liquidity observed in transactions recently carried out in the market. In turn, the Bid/Offer adjustment, represents the impact on the valuation of an instrument depending on whether the position corresponds to a long (bought) or a short (sold).To calculate this adjustment is used the direct quotes from active markets or indicative prices or derivatives of similar assets depending on the instrument, considering the Bid, Mid and Offer, respectively. Finally, the adjustment made for CVA and DVA for derivatives corresponds to the credit risk recognition of the issuer, either of the counterparty (CVA) or of the Bank (DVA).

Liquidity value adjustments are made to trading instruments (including derivatives) only, while Bid / Offer adjustments are made for trading instruments and available for sale. Adjustments for CVA / DVA are carried out only for derivatives.

(v)	Fair value control.

A process of independent verification of prices and interest rates is executed daily, in order to control that the market parameters used by the Bank in the valuation of the financial instruments relating to the current state of the market and from them the best estimate derived of the fair value. The objective of this process is to control that the official market parameters provided by the respective business areas, before being entered into the valuation, are within acceptable ranges of differences when compared to the same set of parameters prepared independently by the Financial Risk Information and Control Section. As a result, value differences are obtained at the level of currency, product and portfolio. In the event significant differences exist, these differences are scaled according to the amount of individual materiality of each market factor and aggregated at the portfolio level, according to the grouping levels within previously defined ranges. These ranges are approved by the Finance, International and Financial Risk Committee.

Complementary and in parallel, the Financial Risk Information and Control Section generates and reports on a daily basis Profit and Loss (“P&L”) and Exposure to Market Risks, which allow for proper control and consistency of the parameters used in the valuation.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

39.	Fair Value of Financial Assets and Liabilities, continued:

(vi)	Judgmental analysis and information to Management.

In particular cases, where there are no market quotations for the instrument to be valued and there are no prices for similar transactions instruments or indicative parameters, a specific control and a reasoned analysis must be carried out in order to estimate the fair value of the operation. Within the valuation framework described in the Reasonable Value Policy (and its procedure) approved by the Board of Directors of the Bank, a required level of approval is set in order to carry out transactions where market information is not available or it is not possible to infer prices or rates from it.

(a)	Hierarchy of instrument valued at Fair value:

The Bank and its subsidiaries, classify all the financial instruments among the following levels:

Level 1:	These are financial instruments whose fair value is calculated at quoted prices (unadjusted) in extracted from liquid and deep markets. For these instruments there are quotes or prices (return internal rates, quote value, price) the observable market, so that assumptions are not required to determine the value.

In this level, the following instruments are considered: currency futures, debt instruments issued Chilean Central Bank and Treasury, which belong to benchmarks, mutual fund investments and equity shares.

For the instruments of the Central Bank of Chile and the General Treasury of the Republic, all those mnemonics belonging to a Benchmark, in other words corresponding to one of the following categories published by the Santiago Stock Exchange, will be considered as Level 1: Pesos-02, Pesos-03, Pesos-04, Pesos-05, Pesos-07, Pesos-10, UF-02, UF-04, UF-05, UF-07, UF-10, UF-20, UF-30. A Benchmark corresponds to a group of mnemonics that are similar in duration and are traded in an equivalent way, i.e., the price (return internal rates in this case) obtained is the same for all the instruments that make up a Benchmark. This feature defines a greater depth of market, with daily quotations that allow classifying these instruments as Level 1.

In the case of debt issued by the Chilean Government, the internal rate of return of the market is used to discount all flows to present value. In the case of mutual funds and equity shares, the current market price per share, which multiplied by the number of instruments results in the fair value.

The preceding described valuation methodology is equivalent to the one used by the Bolsa de Comercio de Santiago (Santiago Stock Exchange) and correspond to the standard methodology used in the market.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

39.	Fair Value of Financial Assets and Liabilities, continued:

Level 2:	They are financial instruments whose fair value is calculated based on prices other than in quoted in Level 1 that are observable for the asset or liability, directly (that is, as prices or internal rates of return) or indirectly (that is, derived from prices or internal rates of return from similar instruments). These categories include:

a)	Quoted prices for similar assets or liabilities in active markets.
b)	Quoted prices for identical or similar assets or liabilities in markets that are not active.
c)	Inputs data other than quoted prices that are observable for the asset or liability.
d)	Inputs data corroborated by the market.

At this level there are mainly derivatives instruments, debt issued by banks, debt issues of Chilean and foreign companies, issued in Chile or abroad, mortgage claims, financial brokerage instruments and some issuances by the Central Bank of Chile and the General Treasury of the Republic, which do not belong to benchmarks.

To value derivatives, depends on whether they are impacted by volatility as a relevant market factor in standard valuation methodologies; for options the Black-Scholes-Merton formula is used; for the rest of the derivatives, forwards and swaps, discounted cash flows method is used.

For the remaining instruments at this level, as for debt issues of level 1, the valuation is done through cash flows model by using an internal rate of return that can be derived or estimated from internal rates of return of similar securities as mentioned above.

In the event that there is no observable price for an instrument in a specific term, the price will be inferred from the interpolation between periods that have observable quoted price in active markets. These models incorporate various market variables, including the credit quality of counterparties, exchange rates and interest rate curves.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

39.	Fair Value of Financial Assets and Liabilities, continued:

Valuation Techniques and Inputs for Level 2 Instrument:

Type of Financial Instrument	Valuation Method	Description: Inputs and Sources
Local Bank and Corporate Bonds	Discounted cash flows model

Prices (internal rates of return) are provided by third party price providers that are widely used in the Chilean market.

Model is based on a Base Yield (Central Bank Bonds) and issuer spread.

The model is based on daily prices and risk/maturity similarities between

Instruments.

Offshore Bank and Corporate Bonds		Prices are provided by third party price providers that are widely used in the Chilean market. Model is based on daily prices.
Local Central Bank and Treasury Bonds		Prices (internal rates of return) are provided by third party price providers that are widely used in the Chilean market. Model is based on daily prices.
Mortgage Notes

Prices (internal rates of return) are provided by third party price providers that are widely used in the Chilean market.

Model is based on a Base Yield (Central Bank Bonds) and issuer spread.

The model takes into consideration daily prices and risk/maturity similarities between instruments.

Time Deposits

Prices (internal rates of return) are provided by third party price providers that are widely used in the Chilean market.

Model is based on daily prices and considers risk/maturity similarities between instruments.

Cross Currency Swaps, Interest Rate Swaps, FX Forwards, Inflation Forwards

Forward Points, Inflation forecast and local swap rates are provided by market brokers that are widely used in the Chilean market.

Offshore rates and spreads are obtained from third party price providers that are widely used in the Chilean market.

Zero Coupon rates are calculated by using the bootstrapping method over swap rates.

FX Options	Black-Scholes Model	Prices for volatility surface estimates are obtained from market brokers that are widely used in the Chilean market.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

39.	Fair Value of Financial Assets and Liabilities, continued:

Level 3:	These are financial instruments whose fair value is determined using non-observable inputs data neither for the assets or liabilities under analysis nor for similar instruments. An adjustment to an input that is significant to the entire measurement can result in a fair value measurement classified within Level 3 of the fair value hierarchy, if the adjustment uses significant non-observable data entry.

The instruments likely to be classified as level 3 are mainly Corporate Debt by Chilean and foreign companies, issued both in Chile and abroad.

Valuation Techniques and Inputs for Level 3 Instrument:

Type of Financial Instrument	Valuation Method	Description: Inputs and Sources
Local Bank and Corporate Bonds	Discounted cash flows model	Since inputs for these types of securities are not observable by the market, we model interest rate of returns for them based on a Base Yield (Central Bank Bonds) and issuer spread. These inputs (base yield and issuer spread) are provided on a daily basis by third party price providers that are widely used in the Chilean market.

Offshore Bank and Corporate Bonds	Discounted cash flows model

Since inputs for these types of securities are not observable by the market, we model interest rate of returns for them based on a Base Yield (US-Libor) and issuer spread. These inputs (base yield and issuer spread) are provided on a weekly basis by third party price providers that are widely used in the Chilean market.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

39.	Fair Value of Financial Assets and Liabilities, continued:

(b)	Level chart:

The following table shows the classification by levels, for financial instruments registered at fair value.

	Level 1		Level 2		Level 3		Total
	September	December	September	December	September	December	September	December
	2021	2020	2021	2020	2021	2020	2021	2020
Financial Assets	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Financial assets held-for-trading
From the Chilean Government and Central Bank	168,843	75,701	2,804,973	4,083,591	—	—	2,973,816	4,159,292
Other instruments issued in Chile	1,892	1,002	141,264	99,302	21,671	5,494	164,827	105,798
Instruments issued abroad	—	164	—	—	—	—	—	164
Mutual fund investments	3,119	400,902	—	—	—	—	3,119	400,902
Subtotal	173,854	477,769	2,946,237	4,182,893	21,671	5,494	3,141,762	4,666,156
Derivative contracts for trading purposes
Forwards	—	—	648,290	551,964	—	—	648,290	551,964
Swaps	—	—	1,924,568	2,013,247	—	—	1,924,568	2,013,247
Call Options	—	—	2,979	269	—	—	2,979	269
Put Options	—	—	49	1,462	—	—	49	1,462
Futures	—	—	—	—	—	—	—	—
Subtotal	—	—	2,575,886	2,566,942	—	—	2,575,886	2,566,942
Hedge derivative contracts
Fair value hedge (Swap)	—	—	—	—	—	—	—	—
Cash flow hedge (Swap)	—	—	268,786	51,062	—	—	268,786	51,062
Subtotal	—	—	268,786	51,062	—	—	268,786	51,062
Financial assets available-for-sale (1)
From the Chilean Government and Central Bank	678,549	—	1,569,964	163,600	—	—	2,248,513	163,600
Other instruments issued in Chile	—	—	1,169,952	860,327	21,848	36,596	1,191,800	896,923
Instruments issued abroad	—	—	—	—	—	—	—	—
Subtotal	678,549	—	2,739,916	1,023,927	21,848	36,596	3,440,313	1,060,523
Total	852,403	477,769	8,530,825	7,824,824	43,519	42,090	9,426,747	8,344,683

Financial Liabilities
Derivative contracts for trading purposes
Forwards	—	—	492,694	637,186	—	—	492,694	637,186
Swaps	—	—	2,146,422	2,130,474	—	—	2,146,422	2,130,474
Call Options	—	—	2,003	306	—	—	2,003	306
Put Options	—	—	329	2,099	—	—	329	2,099
Futures	—	—	—	—	—	—	—	—
Subtotal	—	—	2,641,448	2,770,065	—	—	2,641,448	2,770,065
Hedge derivative contracts
Cash flow hedge (Forwards)	—	—	48	—	—	—	48	—
Fair value hedge (Swap)	—	—	1,743	6,519	—	—	1,743	6,519
Cash flow hedge (Swap)	—	—	905	65,172	—	—	905	65,172
Subtotal	—	—	2,696	71,691	—	—	2,696	71,691
Total	—	—	2,644,144	2,841,756	—	—	2,644,144	2,841,756

(1)	As of September 30, 2021, 100% of instruments of Level 3 have denomination “Investment Grade”. Also, 100% of total of these financial instruments correspond to domestic issuers.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

39.	Fair Value of Financial Assets and Liabilities, continued:

(c)	Level 3 reconciliation:

The following table shows the reconciliation between the balances at the beginning and at the end of period for those instruments classified in Level 3, whose fair value is reflected in the Interim Consolidated Financial Statements:

	September 2021
	Balance as of January 1, 2021	Gain (Loss) Recognized in Income (1)	Gain (Loss) Recognized in Equity (2)	Purchases	Sales	Transfer from Level 1 and 2	Transfer to Level 1 and 2	Balance as of September 30, 2021
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Financial Assets
Financial assets held-for-trading:
Other instruments issued in Chile	5,494	(6)	—	19,343	(3,160)	—	—	21,671
Subtotal	5,494	(6)	—	19,343	(3,160)	—	—	21,671

Available-for-Sale Instruments:
Other instruments issued in Chile	36,596	(6)	—	19,343	(3,160)	—	—	21,671
Subtotal	36,596	(6)	—	19,343	(3,160)	—	—	21,671

Total	42,090	984	(2,045)	23,478	(19,914)	4,393	(5,467)	43,519

	December 2020
	Balance as of January 1, 2020	Gain (Loss) Recognized in Income (1)	Gain (Loss) Recognized in Equity (2)	Purchases	Sales	Transfer from Level 1 and 2	Transfer to Level 1 and 2	Balance as of December 31, 2020
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Financial Assets
Financial assets held-for-trading:
Other instruments issued in Chile	55,094	(708)	—	49,424	(98,316)	—	—	5,494
Subtotal	55,094	(708)	—	49,424	(98,316)	—	—	5,494

Available-for-Sale Instruments:
Other instruments issued in Chile	7,069	323	(647)	71,539	(70,897)	29,209	—	36,596
Subtotal	7,069	323	(647)	71,539	(70,897)	29,209	—	36,596

Total	62,163	(385)	(647)	120,963	(169,213)	29,209	—	42,090

(1)	Recorded in income under item “Net financial operating income”.
(2)	Recorded in equity under item “Other Comprehensive Income”.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

39.	Fair Value of Financial Assets and Liabilities, continued:

(d)	Sensitivity of instruments classified in Level 3 to changes in key assumptions of models:

The following table shows the sensitivity, by type of instrument, of those instruments classified in Level 3 using alternative in key valuation assumptions:

	As of September 30, 2021		As of December 31, 2020
	Level 3	Sensitivity to changes in key assumptions of models	Level 3	Sensitivity to changes in key assumptions of models
Financial Assets	MCh$	MCh$	MCh$	MCh$
Financial assets held-for-trading
Other instruments issued in Chile	21,671	(52)	5,494	(8)
Subtotal	21,671	(52)	5,494	(8)
Available-for- Sale Instruments
Other instruments issued in Chile	21,848	(477)	36,596	(525)
Subtotal	21,848	(477)	36,596	(525)

Total	43,519	(529)	42,090	(533)

With the purpose of determining the sensitivity of the financial investments to changes in significant market factors, the Bank has made alternative calculations at fair value, changing those key parameters for the valuation and which are not directly observable in screens. In the case of the financial assets listed in the table above, which correspond to Bank Bonds and Corporate Bonds, it was considered that, since there are no current observables prices, the input prices will be based on brokers’ quotes. The prices are usually calculated as a base rate plus a spread. For Local Bonds it was determined to apply a 10% impact on the price, while for the Off Shore Bonds it was determined to apply a 10% impact only on the spread, since the base rate is covered by interest rate swaps instruments in the so-called accounting hedges. The 10% impact is considered reasonable, taking into account the market performance of these instruments and comparing it against the bid / offer adjustment that is provisioned by these instruments.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

39.	Fair Value of Financial Assets and Liabilities, continued:

(e)	Other assets and liabilities:

The following table summarizes the fair values of the Bank’s main financial assets and liabilities that are not recorded at fair value in the Statement of Financial Position. The values shown in this note are not attempt to estimate the value of the Bank’s income-generating assets, nor forecast their future behavior. The estimated fair value is as follows:

	Book Value		Estimated Fair Value
	September	December	September	December
	2021	2020	2021	2020
	MCh$	MCh$	MCh$	MCh$
Assets
Cash and due from banks	3,099,335	2,560,216	3,099,335	2,560,216
Transactions in the course of collection	410,644	582,308	410,644	582,308
Investments under resale agreements	76,496	76,407	76,496	76,407
Subtotal	3,586,475	3,218,931	3,586,475	3,218,931
Loans and advances to banks
Domestic banks	19,983	259,862	19,983	259,862
Central Bank of Chile	1,700,000	2,380,033	1,700,000	2,380,033
Foreign banks	297,522	299,096	296,277	297,778
Subtotal	2,017,505	2,938,991	2,016,260	2,937,673
Loans to customers, net
Commercial loans	18,540,779	17,169,744	17,763,207	16,968,143
Residential mortgage loans	10,065,255	9,354,890	9,954,390	10,075,011
Consumer loans	3,798,445	3,665,424	3,731,356	3,711,582
Subtotal	32,404,479	30,190,058	31,448,953	30,754,736
Financial assets held-to-maturity	302,532	—	289,808	—
Total	38,310,991	36,347,980	37,341,496	36,911,340

Liabilities
Current accounts and other demand deposits	17,607,258	15,167,229	17,607,258	15,167,229
Transactions in the course of payment	337,560	1,302,000	337,560	1,302,000
Obligations under repurchase agreements	111,438	288,917	111,438	288,917
Savings accounts and time deposits	8,972,204	8,899,541	8,955,890	8,885,015
Borrowings from banks	4,814,758	3,669,753	4,293,189	3,415,959
Other financial obligations	259,116	191,713	284,482	217,311
Subtotal	32,102,334	29,519,153	31,589,817	29,276,431
Debt Issued
Letters of credit for residential purposes	4,549	6,532	4,785	7,201
Letters of credit for general purposes	121	254	127	280
Bonds	7,849,226	7,700,402	7,752,840	8,390,594
Subordinate bonds	904,276	886,407	870,268	1,004,196
Subtotal	8,758,172	8,593,595	8,628,020	9,402,271
Total	40,860,506	38,112,748	40,217,837	38,678,702

Other financial assets and liabilities not measured at their fair value, but for which a fair value is estimated, even if not managed based on such value, include assets and liabilities such as placements, deposits and other time deposits, debt issued, and other financial assets and obligations with different maturities and characteristics. The fair value of these assets and liabilities is calculated using the Discounted Cash Flow model and the use of various data sources such as yield curves, credit risk spreads, etc. In addition, due to some of these assets and liabilities are not traded on the market, periodic reviews and analyzes are required to determine the suitability of the inputs and determined fair values.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

39.	Fair Value of Financial assets and liabilities, continued:

(f)	Levels of other assets and liabilities:

The following table shows the estimated fair value of financial assets and liabilities not valued at their fair value, as of September 30, 2021 and December 31, 2020:

	Level 1 Estimated Fair Value		Level 2 Estimated Fair Value		Level 3 Estimated Fair Value		Total Estimated Fair Value
	September	December	September	December	September	December	September	December
	2021	2020	2021	2020	2021	2020	2021	2020
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Assets
Cash and due from banks	3,099,335	2,560,216	—	—	—	—	3,099,335	2,560,216
Transactions in the course of collection	410,644	582,308	—	—	—	—	410,644	582,308
Investments under resale agreements	76,496	76,407	—	—	—	—	76,496	76,407
Subtotal	3,586,475	3,218,931	—	—	—	—	3,586,475	3,218,931
Loans and advances to banks
Domestic banks	19,983	259,862	—	—	—	—	19,983	259,862
Central Bank	1,700,000	2,380,033	—	—	—	—	1,700,000	2,380,033
Foreign banks	—	—	—	—	296,277	297,778	296,277	297,778
Subtotal	1,719,983	2,639,895	—	—	296,277	297,778	2,016,260	2,937,673
Loans to customers, net
Commercial loans	—	—	—	—	17,763,207	16,968,143	17,763,207	16,968,143
Residential mortgage loans	—	—	—	—	9,954,390	10,075,011	9,954,390	10,075,011
Consumer loans	—	—	—	—	3,731,356	3,711,582	3,731,356	3,711,582
Subtotal	—	—	—	—	31,448,953	30,754,736	31,448,953	30,754,736
Financial assets held-to-maturity	289,808	—	—	—		—	289,808	—
Total	5,596,266	5,858,826	—	—	31,745,230	31,052,514	37,341,496	36,911,340

Liabilities
Current accounts and other demand deposits	17,607,258	15,167,229	—	—	—	—	17,607,258	15,167,229
Transactions in the course of payment	337,560	1,302,000	—	—	—	—	337,560	1,302,000
Obligations under repurchase agreements	111,438	288,917	—	—	—	—	111,438	288,917
Savings accounts and time deposits	—	—	—	—	8,955,890	8,885,015	8,955,890	8,885,015
Borrowings from banks	—	—	—	—	4,293,189	3,415,959	4,293,189	3,415,959
Other financial obligations	—	—	—	—	284,482	217,311	284,482	217,311
Subtotal	18,056,256	16,758,146	—	—	13,533,561	12,518,285	31,589,817	29,276,431
Debt Issued
Letters of credit for residential purposes	—	—	4,785	7,201	—	—	4,785	7,201
Letters of credit for general purposes	—	—	127	280	—	—	127	280
Bonds	—	—	7,752,840	8,390,594	—	—	7,752,840	8,390,594
Subordinated bonds	—	—	—	—	870,268	1,004,196	870,268	1,004,196
Subtotal	—	—	7,757,752	8,398,075	870,268	1,004,196	8,628,020	9,402,271
Total	18,056,256	16,758,146	7,757,752	8,398,075	14,403,829	13,522,481	40,217,837	38,678,702

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

39.	Fair Value of Financial Assets and Liabilities, continued:

(f)	Levels of other assets and liabilities, continued:

The Bank determines the fair value of these assets and liabilities according to the following:

●	Short-term assets and liabilities: For assets and liabilities with short-term maturity, it is assumed that the book values approximate to their fair value. This assumption is applied to the following assets and liabilities:

Assets:		Liabilities:

-	Cash and deposits in banks	-	Current accounts and other demand deposits
-	Transactions in the course of collection	-	Transactions in the course of payments
-	Investments under resale agreements	-	Obligations under repurchase agreements
-	Loans and advance to domestic banks

●	Loans to Customers and Advance to foreign banks: Fair value is determined by using the discounted cash flow model and internally generated discount rates, based on internal transfer rates derived from our internal transfer price process. Once the present value is determined, we deduct the related loan loss allowances in order to incorporate the credit risk associated with each contract or loan. As we use internally generated parameters for valuation purposes, we categorize these instruments in Level 3.

●	Investment Instruments Until Maturity: The fair value is calculated with the methodology of the Stock Exchange, using the market IRR observed in the market. Because the instruments that are in this category correspond to Treasury Bonds that are Benchmark, they are classified in Level 1.

●	Letters of Credit and Bonds: In order to determine the present value of contractual cash flows, we apply the discounted cash flow model by using market interest rates that are available in the market, either for the instruments under valuation or instruments with similar features that fit valuation needs in terms of currency, maturities and liquidity. The market interest rates are obtained from third party price providers widely used by the market. As a result of the valuation technique and the quality of inputs (observable) used for valuation, we categorize these financial liabilities in Level 2.

●	Saving Accounts, Time Deposits, Borrowings from Financial Institutions, Subordinated Bonds and Other borrowings financial: The discounted cash flow model is used to obtain the present value of committed cash flows by applying a bucket approach and average adjusted discount rates that derived from both market rates for instruments with similar features and our internal transfer price process. As we use internally generated parameters and/or apply significant judgmental analysis for valuation purposes, we categorize these financial liabilities in Level 3.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

39.	Fair Value of Financial Assets and Liabilities, continued:

(g)	Offsetting of financial assets and liabilities:

The Bank trades financial derivatives with foreign counterparties using ISDA Master Agreement (International Swaps and Derivatives Association, Inc.), under legal jurisdiction of the City of New York – USA or London – United Kingdom. Legal framework in these jurisdictions, along with documentation mentioned, it allows the Bank the right to anticipate the maturity of the transaction and then, offset the net value of those transactions in case of default of counterparty. Additionally, the Bank has negotiated with these counterparties an additional annex (CSA Credit Support Annex), that includes other credit mitigating, such as entering margins on a certain amount of net value of transactions, early termination (optional or mandatory) of transactions at certain dates in the future, coupon adjustment of transaction in exchange for payment of the debtor counterpart over a certain threshold amount, etc.

Below are detail the contracts susceptible to offset:

	Fair Value		Negative Fair Value of contracts with right to offset		Positive Fair Value of contracts with right to offset		Financial Collateral		Net Fair Value
	September	December	September	December	September	December	September	December	September	December
	2021	2020	2021	2020	2021	2020	2021	2020	2021	2020
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Derivative financial assets	2,844,672	2,618,004	(1,011,216)	(653,145)	(1,047,387)	(1,605,409)	(290,679)	(85,614)	495,390	273,836

Derivative financial liabilities	2,644,144	2,841,756	(1,011,216)	(653,145)	(1,047,387)	(1,605,409)	(168,557)	(218,329)	416,984	364,873

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

40.	Maturity of Assets and Liabilities:

The table below details the main financial assets and liabilities grouped in accordance with their remaining maturity, including accrued interest as of September 30, 2021 and December 31, 2020, respectively. As these are for trading and available-for-sale instruments are included at their fair value:

	As of September 30, 2021
	Demand	Up to 1 month	Over 1 month and up to 3 months	Over 3 month and up to 12 months	Subtotal up to 1 year	Over 1 year and up to 3 years	Over 3 year and up to 5 years	Over 5 years	Subtotal over 1 year	Total
Assets	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$
Cash and due from banks	3,099,335	—	—	—	3,099,335	—	—	—	—	3,099,335
Transactions in the course of collection	—	410,644	—	—	410,644	—	—	—	—	410,644
Financial Assets held-for-trading	—	3,141,762	—	—	3,141,762	—	—	—	—	3,141,762
Investments under resale agreements	—	37,487	24,125	14,884	76,496	—	—	—	—	76,496
Derivative instruments	—	139,382	151,147	576,363	866,892	644,800	422,959	910,021	1,977,780	2,844,672
Loans and advances to banks (*)	—	1,818,214	48,350	150,495	2,017,059	964	—	—	964	2,018,023
Loans to customers (*)	—	3,251,678	2,572,916	5,923,387	11,747,981	7,575,793	3,862,757	9,894,327	21,332,877	33,080,858
Financial assets available-for-sale	—	123,708	61,562	1,852,077	2,037,347	587,355	217,473	598,138	1,402,966	3,440,313
Financial assets held-to-maturity	—	—	—	—	—	—	280,516	22,016	302,532	302,532
Total financial assets	3,099,335	8,922,875	2,858,100	8,517,206	23,397,516	8,808,912	4,783,705	11,424,502	25,017,119	48,414,635

	As of December 31, 2020
	Demand	Up to 1 month	Over 1 month and up to 3 months	Over 3 month and up to 12 months	Subtotal up to 1 year	Over 1 year and up to 3 years	Over 3 year and up to 5 years	Over 5 years	Subtotal over 1 year	Total
Assets	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$
Cash and due from banks	2,560,216	—	—	—	2,560,216	—	—	—	—	2,560,216
Transactions in the course of collection	—	582,308	—	—	582,308	—	—	—	—	582,308
Financial Assets held-for-trading	—	4,666,156	—	—	4,666,156	—	—	—	—	4,666,156
Investments under resale agreements	—	39,095	20,591	16,721	76,407	—	—	—	—	76,407
Derivative instruments	—	131,978	211,871	423,431	767,280	593,691	405,153	851,880	1,850,724	2,618,004
Loans and advances to banks (*)	—	2,743,134	71,401	125,121	2,939,656	—	—	—	—	2,939,656
Loans to customers (*)	—	3,135,152	2,173,685	5,791,178	11,100,015	6,876,058	3,711,756	9,249,139	19,836,953	30,936,968
Financial assets available-for-sale	—	78,180	140,367	487,075	705,622	162,683	16,856	175,362	354,901	1,060,523
Financial assets held-to-maturity	—	—	—	—	—	—	—	—	—	—
Total financial assets	2,560,216	11,376,003	2,617,915	6,843,526	23,397,660	7,632,432	4,133,765	10,276,381	22,042,578	45,440,238

(*)	These balances are presented without deduction of their respective provisions, which amount to Ch$676,379 million (Ch$746,910 million in December 2020) for loans to customers and Ch$518 million (Ch$665 million in December 2020) for borrowings from financial institutions.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

40.	Maturity of Assets and Liabilities, continued:

	As of September 30, 2021
	Demand	Up to 1 month	Over 1 month and up to 3 months	Over 3 month and up to 12 months	Subtotal up to 1 year	Over 1 year and up to 3 years	Over 3 year and up to 5 years	Over 5 years	Subtotal over 1 year	Total
Liabilities	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$
Current accounts and other demand deposits	17,607,258	—	—	—	17,607,258	—	—	—	—	17,607,258
Transactions in the course of payment	—	337,560	—	—	337,560	—	—	—	—	337,560
Obligations under repurchase agreements	—	110,051	49	1,338	111,438	—	—	—	—	111,438
Savings accounts and time deposits (**)	—	6,089,030	2,120,467	317,853	8,527,350	7,831	1,739	390	9,960	8,537,310
Derivative instruments	—	116,516	148,090	548,469	813,075	682,988	427,774	720,307	1,831,069	2,644,144
Borrowings from financial institutions	—	171,289	83,802	1,231,267	1,486,358	3,328,400	—	—	3,328,400	4,814,758
Debt issued:
Mortgage bonds	—	555	747	1,056	2,358	1,642	300	370	2,312	4,670
Bonds	—	268,965	381,568	857,211	1,507,744	1,742,099	1,870,170	2,729,213	6,341,482	7,849,226
Subordinate bonds	—	5,807	98,721	13,554	118,082	22,234	18,072	745,888	786,194	904,276
Lease liabilities	—	258,870	31	109	259,010	106	—	—	106	259,116
Other financial obligations	—	2,245	4,497	18,514	25,256	29,893	18,145	25,719	73,757	99,013
Total financial liabilities	17,607,258	7,360,888	2,837,972	2,989,371	30,795,489	5,815,193	2,336,200	4,221,887	12,373,280	43,168,769

	As of December 31, 2020
	Demand	Up to 1 month	Over 1 month and up to 3 months	Over 3 month and up to 12 months	Subtotal up to 1 year	Over 1 year and up to 3 years	Over 3 year and up to 5 years	Over 5 years	Subtotal over 1 year	Total
Pasivos	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$
Current accounts and other demand deposits	15,167,229	—	—	—	15,167,229	—	—	—	—	15,167,229
Transactions in the course of payment	—	1,302,000	—	—	1,302,000	—	—	—	—	1,302,000
Obligations under repurchase agreements	—	288,874	43	—	288,917	—	—	—	—	288,917
Savings accounts and time deposits (**)	—	5,909,865	1,945,177	642,125	8,497,167	58,441	1,232	151	59,824	8,556,991
Derivative instruments	—	185,196	243,096	442,551	870,843	666,493	427,190	877,230	1,970,913	2,841,756
Borrowings from financial institutions	—	76,018	141,809	341,188	559,015	1,020,138	2,090,600	—	3,110,738	3,669,753
Debt issued:
Mortgage bonds	—	806	793	1,714	3,313	2,321	838	314	3,473	6,786
Bonds	—	220,455	113,448	891,973	1,225,876	1,704,497	1,586,221	3,183,808	6,474,526	7,700,402
Subordinate bonds	—	3,547	1,221	113,397	118,165	29,354	16,688	722,200	768,242	886,407
Lease liabilities	—	191,303	40	163	191,506	189	18	—	207	191,713
Other financial obligations	—	2,271	4,621	20,025	26,917	39,697	19,424	28,979	88,100	115,017
Total financial liabilities	15,167,229	8,180,335	2,450,248	2,453,136	28,250,948	3,521,130	4,142,211	4,812,682	12,476,023	40,726,971

(**)	Excludes term saving accounts, which amount to Ch$434,894 million (Ch$342,550 million in December 2020).

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

41.	Reconciliation between Chilean GAAP and IFRS

The following table shows a reconciliation for the Interim Consolidated Statement prepared under Chilean GAAP to fully comply with IFRS requirements:

	As of September 30, 2021
	Chilean GAAP	Adjustment	Reclassification	Total IFRS
	MCh$	MCh$	MCh$	MCh$
ASSETS
Cash and deposits in banks	3,099,335	—	—	3,099,335
Cash items in process of collection	410,644	—	(250,011)	160,633
Financial assets held for trading (Trading investments)	3,141,762	—	—	3,141,762
Investments under resale agreements	76,496	—	—	76,496
Financial derivative contracts	2,844,672	—	—	2,844,672
Interbank loans, net	2,017,505	497	—	2,018,002
Loans and account receivable at amortized cost (Loans and accounts receivables from customers, net)	32,404,479	(36,074)	—	32,368,405
Financial assets at fair value through OCI (Available for sale investments)	3,440,313	4,241	2,244	3,446,798
Held to maturity investments	302,532	—	—	302,532
Investments in associates and other companies	48,088	—	(2,244)	45,844
Intangible assets	68,401	33,410	—	101,811
Property, plant, and equipment	223,688	—	—	223,688
Right of use assets	103,224	—	—	103,224
Investments properties	—	—	12,566	12,566
Current taxes	671	—	(671)	—
Deferred taxes	387,291	(119,600)	—	267,691
Other assets	649,322	706	(23,108)	626,920
TOTAL ASSETS	49,218,423	(116,820)	(261,224)	48,840,379
LIABILITIES
Deposits and other demand liabilities	17,607,258	—	—	17,607,258
Cash items in process of being cleared	337,560	—	(250,011)	87,549
Obligations under repurchase agreements	111,438	—	—	111,438
Time deposits and other time liabilities	8,972,204	—	—	8,972,204
Financial derivative contracts	2,644,144	196	—	2,644,340
Interbank borrowing	4,814,758	—	—	4,814,758
Issued debt instruments	8,758,172	—	—	8,758,172
Other financial liabilities	259,116	—	—	259,116
Obligations for lease contracts	99,013	—	—	99,013
Current taxes	82,930	—	(671)	82,259
Deferred taxes	—	—	—	—
Provisions	882,161	(526,362)	(108,006)	247,793
Employee benefits	—	—	108,006	108,006
Other liabilities	608,030	—	(10,542)	597,488
TOTAL LIABILITIES	45,176,784	(526,166)	(261,224)	44,389,394
EQUITY
Attributable to the equity holders of the Bank
Capital	2,418,833	—	—	2,418,833
Reserves	703,571	172,655	27,800	904,026
Valuation adjustments	(19,214)	11,615	—	(7,599)
Retained earnings
Retained earnings from prior years	655,478	8,345	(27,800)	636,023
Income for the period	509,104	143,327	—	652,431
Minus: Provision for mandatory dividends	(226,135)	73,404	—	(152,731)
Non-controlling interest	2	—	—	2
TOTAL EQUITY	4,041,639	409,346	—	4,450,985
TOTAL LIABILITIES AND EQUITY	49,218,423	(116,820)	(261,224)	48,840,379

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

41.	Reconciliation between Chilean GAAP and IFRS, continued:

	For the nine months ended September 30, 2021
	Chilean GAAP	Adjustment	Reclassification	Total IFRS
	MCh$	MCh$	MCh$	MCh$
OPERATING INCOME
Interest income	1,515,435	2,370	390	1,518,195
Interest expense	(470,917)	—	—	(470,917)
Net interest income	1,044,518	2,370	390	1,047,278
Fee and commission income	427,087	—	—	427,087
Fee and commission expense	(85,882)	—	—	(85,882)
Net fee and commission income	341,205	—	—	341,205
Net income (expense) from financial operations	129,802	468	—	130,270
Net foreign exchange gain	(15,239)	—	—	(15,239)
Other operating income	25,720	(1,278)	—	24,442
Net operating profit before provision for loan losses	1,526,006	1,560	390	1,527,956
Provision for loan losses	(223,781)	190,200	—	(33,581)
NET OPERATING INCOME	1,302,225	191,760	390	1,494,375
Personnel salaries and expenses	(335,929)	—	—	(335,929)
Administrative expenses	(241,193)	—	—	(241,193)
Depreciation and amortization	(57,003)	—	—	(57,003)
Impairment of property, plant, and equipment	(3)	—	—	(3)
Other operating expenses	(26,178)	4,577	—	(21,601)
Total operating expenses	(660,306)	4,577	—	(655,729)
OPERATING INCOME	641,919	196,337	390	838,646
Income from investments in associates and other companies	(2,848)	—	(390)	(3,238)
Income before tax	639,071	196,337	—	835,408
Income tax expense	(129,966)	(53,010)	—	(182,976)
Net income from continuing operations	509,105	143,327	—	652,432
Income from discontinued operations	—	—	—	—
NET INCOME FOR THE PERIOD	509,105	143,327	—	652,432
Attributable to:
Equity holders of the Bank	509,104	143,327	—	652,431
Non-controlling interest	1	—	—	1
Earnings per share attributable to
Equity holders of the Bank:	509,105	143,327	—	652,432

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

42.	Subsequent Events:

a)	On November 29, 2021, a sales contract was signed, by virtue of which Banco de Chile, together with the rest of the shareholder banks of the banking business support company "Operadora de Tarjetas de Crédito Nexus S.A." ("Nexus"), agreed to sell to Minsait Payments Systems Chile S.A. (a subsidiary of the Spanish company lndra Sistemas S.A.) 100% of their respective shares held in Nexus, subject to compliance or waiver of various conditions precedent, including the authorization of the CMF for the sale of 100% of the shares of Nexus S.A. and approval by the National Economic Prosecutor's Office.

In Management’s opinion, there are no other significant subsequent events that affect or could affect the Interim Consolidated Financial Statements of the Bank and its subsidiaries between September 30, 2021 and the date of issuance of these Interim Consolidated Financial Statements.

Héctor Hernández G. General Accounting Manager	Eduardo Ebensperger O. Chief Executive Officer